

2025 ANNUAL REPORT

The Chemistry of Transformation

Accelerating Sustainable and Balanced Growth











Financial Highlights

(dollars and shares in thousands, except per share amounts)

		2025		2024	2025 vs. 2024 % change		2023	2024 vs. 2023 % change
Net Sales	$	2,332,114	$	2,180,274	7	$	2,325,768	(6)
Adjusted EBITDA[1]		198,925		186,952	6		180,022	4
Net Income		46,895		50,370	(7)		40,204	25
Adjusted Net Income[1]		41,680		50,470	(17)		50,692	0
Per Diluted Share		2.05		2.20	(7)		1.75	26
Percent of Net Sales		2.0%		2.3%	(13)		1.7%	35
Percent Return on Average Equity		3.9%		4.2%	(7)		3.4%	24
Depreciation and Amortization		126,041		112,197	12		105,338	7
Capital Expenditures		122,514		122,776	0		260,335	(53)
Dividends Per Common Share	$	1.55	$	1.51	3	$	1.47	3
Working Capital		425,063		417,962	2		454,577	(8)
Current Ratio		1.3		1.2	8		1.4	(14)
Long-Term Debt, Less Current Maturities		340,975		332,632	3		401,248	(17)
Free Cash Flow[2]		25,368		39,277	(35)		(85,459)	146
Total Stepan Company Stockholders' Equity		1,244,010		1,169,934	6		1,216,490	(4)
Total Stepan Company Stockholders' Equity per Share		54.99		51.99	6		54.36	(4)
Average Common Shares Outstanding (Diluted)		22,890		22,931	0		22,946	0
Number of Stockholders		1,964		1,925	2		2,036	(5)

Stock Information

(New York Stock Exchange Symbol: SCL)

		2025		2024		2023
Stock Price Range	$	42.31-65.59	$	64.61-93.44	$	63.66-114.48
Dividends (Common)	$	1.55	$	1.51	$	1.47
Earnings Per Diluted Share	$	2.05	$	2.20	$	1.75
Return on Equity		3.9%		4.2%		3.4%
Book Value	$	54.99	$	51.99	$	54.36
Shares Outstanding		22,624,438		22,500,638		22,377,780

[1] Adjusted EBITDA and Adjusted Net Income are non-GAAP measures. GAAP Reconciliations are set forth on pages 10 and 11 of this Annual Report.

[2] Free cash flow is a non-GAAP measure and reflects cash generated from operations minus capital expenditures. In 2025 cash generated from operations was $147.9 million and capital expenditures were $122.5 million. In 2024 cash generated from operations was $162.1 million and capital expenditures were $122.8 million. In 2023 cash generated from operations was $174.9 million and capital expenditures were $260.3 million.

There are a number of risks, uncertainties and other important factors, many of which are beyond Stepan Company's control, that could cause actual results to differ materially from the forward-looking statements contained in this annual report. Such risks, uncertainties and other important factors include, among other factors, the risks, uncertainties and factors described in Stepan Company's Form 10-K, Form 10-Q and Form 8-K reports and exhibits to those reports, and include (but are not limited to) risks and uncertainties related to accidents, unplanned production shutdowns or disruptions in manufacturing facilities; reduced demand due to customer product reformulations or new technologies; our inability to successfully develop or introduce new products; our ability to realize cost savings or operating efficiencies associated with strategic initiatives; compliance with laws; our ability to identify suitable acquisition candidates and successfully complete and integrate acquisitions; global competition; volatility of raw material and energy costs and supply; disruptions in transportation or significant changes in transportation costs; downturns in certain industries and general economic downturns; international business risks, including changes in global trade policies, tariffs, retaliatory measures and countermeasures, currency exchange controls and rate fluctuations, legal restrictions and taxes; unfavorable resolution of litigation against us; maintaining and protecting intellectual property rights; potential adverse tax consequences due to international scope of our business; downgrades in our credit ratings or our ability to access capital markets; global political, military, security or other instability and increased security regulations; costs, delays and miscalculations in capacity needs related to expansion or other capital projects; interruption or breaches of information technology systems; our ability to retain executive management and key personnel; and our debt covenants.

A letter from Luis E. Rojo, President and Chief Executive Officer

As I reflect on my first year as President and CEO, I am proud of the progress we have made together during a period of transformation for Stepan Company. Throughout 2025, we achieved significant milestones in safety, in growing our key strategic businesses and in Supply Chain reliability and resiliency. We closed 2025 with the best safety year on record.

Our commitment to growth was put to the test amid a challenging environment shaped by global economic uncertainty, pricing volatility, evolving regulatory requirements, and market overcapacity. This intensified competition, pressured margins, and required us to be more agile and focused on our approach and strategies to maintain profitability. In 2025, we delivered growth across several strategic areas, including Crop Productivity, Oilfield, Tier 2/3 customers, and North America Polymers. These growth accomplishments were partially offset by softness within commodity surfactant end markets as lower demand, reformulations and backward integration constrained volume growth. Despite these challenges, we delivered a 2% increase in global organic sales volume in 2025, marking a favorable shift from recent years and demonstrating the impact of our strategic focus on higher-value end markets, customer diversification, and operational discipline.



"We will continue our value generation journey through a balanced approach between top-line growth, margin expansion and cost out initiatives."

Luis E. Rojo
President and Chief Executive Officer

Operating Income by Segment 2021-2025

(dollars in thousands)

● Surfactants ● Polymers ● Specialty Products



	2021	2022	2023	2024	2025
	$165,999	$162,746	$72,399	$85,618	$67,358
	$73,591	$82,897	$60,770	$40,623	$43,265
	$14,178	$29,895	$11,476	$20,908	$25,640

We enhanced our manufacturing capabilities by completing major capital projects, including the startup of our state-of-the-art alkoxylation facility in Pasadena, Texas. This significant investment elevated our production capabilities and positions us to capitalize on new growth opportunities in key valuable markets. At Millsdale, the team delivered improved operational performance with continued gains in reliability, progress in on time service, and strong execution across continuous improvement initiatives.

2025 marked a year of disciplined execution and financial resilience for Stepan. Reported net income was $47 million, down 7%, while adjusted net income[1] declined to $42 million, or 17%, compared to 2024. Adjusted EBITDA[1] increased 6% to $199 million, reflecting disciplined pricing and cost management, favorable mix, and solid growth across all our strategic businesses. Through a thoughtful

[1] Adjusted EBITDA and Adjusted Net Income are non-GAAP measures. GAAP Reconciliations are set forth on pages 10 and 11 of this Annual Report.

approach to capital allocation, we generated positive free cash flow of $25 million[2], strengthened our balance sheet and reduced net debt. We also took decisive actions to sharpen our focus on core growth assets through the sale of our Philippines facility and our Lake Providence, Louisiana site. These actions align with our footprint optimization strategy, generated meaningful gains, improved cash flow generation, and enabled us to improve our leverage ratio from 2.8x to 2.5x by year-end. We proudly raised our dividend for the 58th consecutive year, reinforcing Stepan's commitment to returning cash to shareholders and the confidence we have in our ability to generate strong cash flow going forward.

Our Surfactants business generated adjusted EBITDA[3] of $153 million, down 3% versus 2024, primarily driven by higher start-up expenses associated with

our new alkoxylation site in Pasadena, Texas, lower sales volume within global commodity laundry & cleaning end-markets, and higher oleochemical raw material costs. These were partially offset by improved product and customer mix, pricing actions, and double-digit volume growth in Crop Productivity and Oilfield end-markets. We remain dedicated to our surfactant growth markets, Crop

[2] Free cash flow is a non-GAAP measure and reflects cash generated from operations minus capital expenditures. In 2025 cash generated from operations was $147.9 million and capital expenditures were $122.5 million.

[3] Adjusted EBITDA is a non-GAAP measure. GAAP Reconciliations are set forth on pages 10 and 11 of this Annual Report.

Strategy & Growth Enablement

In 2025, Stepan advanced its strategy through disciplined execution and targeted investments designed to strengthen the Company's foundation for sustained growth. Key initiatives focused on expanding internal capabilities, enhancing network flexibility, and improving operational reliability in a dynamic market environment. Strategic capital investments and efficiency initiatives worked together to better align customer demand while supporting higher value growth opportunities. At the same time, Stepan remained committed to safety, stewardship, and financial discipline. These actions reinforced the Company's ability to serve customers reliably today while positioning Stepan to deliver balanced, sustainable growth and long term value in the years ahead.

Net Income Attributable to Stepan Company
(dollars in thousands)



2021	2022	2023	2024	2025
137,804	147,153	40,204	50,370	46,895

Net Income Attributable to Stepan Company per Common Share
(diluted) (dollars)



2021	2022	2023	2024	2025
5.92	6.38	1.75	2.20	2.05



Productivity, Oilfield Solutions, and Tier 2 and 3 customers, which are essential to Stepan's future. Our commitment to customer-centric innovation in these areas is expected to continue to drive our progress and create value, giving us confidence in the opportunities that lie ahead.

As agriculture faces demands for higher yields and sustainable practices, Stepan continues to partner with customers to offer tailored solutions. We focus on innovation to provide advanced technologies and support that address current and future challenges. Our expanded Advanced Formulation Services, including a new dry formulation lab in Voreppe, France, and an agriculture formulation development site in São Paulo, Brazil, enhance our global capabilities. These investments and collaborations strengthen our role

as a trusted global partner delivering productive and sustainable agricultural solutions.

The Oilfield business addressed a challenging environment by focusing on partnership, innovation, and adaptability. Through close collaboration with customers, the team worked to solve technical challenges, earning trust and delivering fit for purpose solutions. Our team was successful in de-risking raw material supply and diversifying manufacturing routes, ultimately improving service to our customers, while expanding global growth opportunities in enhanced oil recovery, water reuse, and sustainability that boost efficiency without extra drilling.

Polymers delivered growth of 5% in adjusted EBITDA[1], or $76 million, despite a challenging global market. Financial performance was driven by strong

[1] Adjusted EBITDA is a non-GAAP measure. GAAP Reconciliations are set forth on pages 10 and 11 of this Annual Report.



A Milestone for Sustained Growth

The opening of Stepan's Pasadena alkoxylation facility marked a pivotal milestone in the Company's growth journey. As the largest capital investment in Stepan's history, Pasadena strengthens supply reliability, expands internal alkoxylation capacity, and enhances flexibility across the Company's global manufacturing network. Strategically located along the U.S. Gulf Coast near critical raw materials, the site is expected to improve speed to market while supporting customers across diverse, higher value end markets. Beyond its operational advantages, Pasadena reflects Stepan's commitment to safety, stewardship, and long term value creation. With this facility fully operational, Stepan is better equipped to deliver sustainable and balanced growth.

sales volume growth across North America Rigid Polyols, Global Specialty Polyols, and commodity phthalic anhydride. Higher volumes and improved operating leverage more than offset lower selling prices, unfavorable product mix, and higher cost inventory carryover earlier in the year. Our Asia team delivered excellent results thanks to diversification and the launch of low volatile organic compound (VOC) adipates, while North America capitalized on market opportunities to expand both phthalic anhydride and spray foam volumes while our next generation polyols, introduced in 2024, continued to gain wider adoption across the market. Sustainability initiatives, such as investments in renewable energy, advanced boilers, and process improvements, reduced emissions and improved the Company's environmental footprint. The team in Europe

Stock Performance*

(dollars)

■ Stepan Company   ● Dow Jones Chemical Industry Index
◆ Russell 2000 Index



*Assumes $100.00 invested on December 31, 2020, in Stepan Company Stock, Dow Jones Chemical Industry Index and Russell 2000 Index.



Investor Focused Value Creation

In 2025, Stepan delivered meaningful value creation for shareholders through disciplined financial performance, continued cash generation, and prudent capital allocation. Despite a challenging operating environment, the Company generated positive free cash flow, strengthened its balance sheet, and advanced strategic actions to enhance long term earnings durability. Stepan continued its long standing commitment to shareholder returns, increasing its dividend for the 58th consecutive year while maintaining financial flexibility to invest in future growth. Footprint optimization actions further reinforced the Company's focus on returns, resilience, and sustainable value creation. Together, these actions underline Stepan's commitment to delivering long term shareholder value through disciplined execution and strategic clarity.

advanced efforts to recycle post-industrial foam waste and prepared for the rollout of low VOC polyols, demonstrating a strong commitment to compliance.

In 2025, Specialty Products delivered outstanding results, with adjusted EBITDA[1] up 17%, at $32 million. This growth was supported by both volume growth and margin recovery in our Medium-Chain Triglycerides (MCT) product line. These achievements reflect the effectiveness of our strategic focus and underscore the continued growth potential within this business.

Supply Chain operations are fundamental to our ability to serve customers and grow. We advanced this capability by completing the construction and successfully beginning manufacturing operations at our alkoxylation facility in Pasadena, Texas. This facility enhances our production capabilities allowing us to produce a wider range of specialty alkoxylates supporting our customers' needs in agriculture, construction, oilfield and household end-use markets, providing us with new growth opportunities across our Surfactants and Polymers

[1] Adjusted EBITDA is a non-GAAP measure. GAAP Reconciliations are set forth on pages 10 and 11 of this Annual Report.



Total Stepan Company Equity per Share
(dollars)

2021	2022	2023	2024	2025
47.91	52.44	54.36	51.99	54.99



Dividends Per Common Share
(dollars)

2021	2022	2023	2024	2025
1.25	1.37	1.47	1.51	1.55



Capital Expenditures
(dollars in thousands)

2021	2022	2023	2024	2025
194,482	301,553	260,335	122,776	122,514

businesses in key markets. With advanced technology and expanded capacity, the facility not only improves our efficiency but also delivers greater flexibility and responsiveness to changing market demands. Importantly, the Pasadena facility is expected to provide us with meaningful tolling savings that are projected to reduce external processing costs. These savings further strengthen our ability to offer value to customers and support sustainable growth in our key segments. Additionally, our operations team made significant strides in sulfonation excellence and advanced the implementation of our Manufacturing Operating System, which has delivered measurable improvements in operational efficiency and standardization across our sites.

Stepan's focus on customers has driven the development of high-performing products and services across different markets, supporting long-term growth. Leveraging technical expertise and customer-centric innovation, we advanced

initiatives like digital transformation, using machine learning and AI to speed up product development and improve service. An upgraded customer portal was launched for 24/7 access to key information, boosting efficiency and transparency. The New Product Introduction processes streamlined market launches, reducing time to commercialization. We also strengthened the verification of sustainability claims with expanded International Sustainability and Carbon Certification (ISCC) PLUS and Roundtable for Sustainable Palm Oil (RSPO) certifications, as well as advanced our product carbon footprint reporting.

Building on our ongoing commitment to people first, we remained committed to talent development, elevated performance management, and provided several employee resources to help ensure every individual can make a meaningful impact. We introduced a revamped goal-setting process designed to nurture internal talent and drive accountability toward the collective execution of

$2.3B
Revenue

$46.9M
Net Income

$25.4M
Free Cash Flow[1]

our strategy. We invested in future leaders through enriched internship and co-op programs, building a robust talent pipeline for growth. Inclusion remains a priority, with employee resource groups fostering diversity, belonging, and professional development through events and support. These collective efforts build capability, adaptability, and culture essential to our organization.

Recently, we launched Project Catalyst, an initiative that reflects our commitment to operational and organizational excellence. This initiative is designed to sharpen our competitive edge and support sustainable growth by delivering approximately $100 million in pre-tax cost savings over the next two years. By optimizing our global manufacturing footprint, improving operational efficiency, and enhancing organizational effectiveness, Project Catalyst will enable us to reinvest in strategic growth opportunities, drive productivity, and strengthen returns for our shareholders, positioning Stepan for lasting success.

As I look ahead, I am energized by the dedication and perseverance of the Stepan team. We have built a strong foundation and made strategic choices that will enable us to continue customer-centric innovation, improve profitability, deliver EBITDA growth, strengthen our free cash flow generation and deleverage our balance sheet. My commitment extends to our customers, shareholders, employees, suppliers and the communities in which we operate, to help ensure we consistently deliver long-term value, foster lasting relationships, and advance our collective success. We will continue our value generation journey through a balanced approach between top-line growth, margin expansion and cost out initiatives. Together, we remain focused on delivering superior shareholder returns.

Thank you for your continued support and investment in Stepan Company.

Luis E. Rojo
President and Chief Executive Officer

[1] Free cash flow is a non-GAAP measure and reflects cash generated from operations minus capital expenditures. In 2025 cash generated from operations was $147.9 million and capital expenditures were $122.5 million.

Five-Year Summary

(dollars and shares in thousands, except per share amounts)

For the Year	2025	2024	2023	2022	2021
Net Sales	$ 2,332,114	$ 2,180,274	$ 2,325,768	$ 2,773,270	$ 2,345,966
Operating Income	78,549	70,480	58,613	207,336	170,781
Percent of Net Sales	3.4%	3.2%	2.5%	7.5%	7.3%
Income Before Provision for Income Taxes	59,904	60,439	48,391	188,703	172,537
Percent of Net Sales	2.6%	2.8%	2.1%	6.8%	7.4%
Provision for Income Taxes	13,009	10,069	8,187	41,550	34,642
Net Income Attributable to Stepan Company	46,895	50,370	40,204	147,153	137,804
Per Diluted Share	2.05	2.20	1.75	6.38	5.92
Percent of Net Sales	2.0%	2.3%	1.7%	5.3%	5.9%
Percent to Total Stepan Company Stockholders' Equity [1]	3.9%	4.2%	3.4%	13.1%	13.4%
Cash Dividends Paid	35,029	33,950	32,868	30,573	28,083
Per Common Share	1.55	1.51	1.47	1.37	1.25
EBITDA [2]	208,060	186,818	165,832	293,162	269,075
Adjusted EBITDA [2]	198,925	186,952	180,022	301,482	276,574
Capital Expenditures	122,514	122,776	260,335	301,553	194,482
Free Cash Flow [3]	25,368	39,277	(85,459)	(140,790)	(122,347)
Weighted-average Common Shares Outstanding (Diluted)	22,890	22,931	22,946	23,064	23,287

As of Year End

	2025	2024	2023	2022	2021
Working Capital [4]	$ 425,063	$ 417,962	$ 454,577	$ 463,719	$ 401,718
Current Ratio	1.3	1.2	1.4	1.6	1.8
Property, Plant and Equipment, Net	1,219,627	1,198,454	1,206,665	1,073,297	850,604
Total Assets	2,357,702	2,304,648	2,363,354	2,433,172	2,065,612
Long-Term Debt Obligations, Less Current Maturities	340,975	332,632	401,248	455,029	322,862
Total Stepan Company Stockholders' Equity	1,244,010	1,169,934	1,216,490	1,166,065	1,074,193

[1] Based on weighted-average number of common shares outstanding during the year.

[2] EBITDA and Adjusted EBITDA are non-GAAP measures. GAAP Reconciliations are set forth on pages 10 and 11 of this Annual Report.

[3] Free cash flow is a non-GAAP measure and reflects cash generated from operations minus capital expenditures. In 2025 cash generated from operations was $147.9 million and capital expenditures were $122.5 million. In 2024 cash generated from operations was $162.1 million and capital expenditures were $122.8 million. In 2023 cash generated from operations was $174.9 million and capital expenditures were $260.3 million. In 2022 cash generated from operations was $160.8 million and capital expenditures were $301.6 million. In 2021 cash generated from operations was $72.1 million and capital expenditures were $194.5 million.

[4] The 2022 and 2021 amounts have been retrospectively changed from the amounts previously reported as a result of the Company's change in method of calculating working capital. Working capital is now calculated by subtracting accounts payable from the sum of accounts receivable and inventories.

The selected financial data included herein has not been audited. The information was derived from the Company's audited financial statements for the respective years, which were presented in accordance with accounting principles generally accepted in the United States of America and which were audited in accordance with the standards of the United States Public Company Accounting Oversight Board. Copies of the full consolidated financial statements and of the independent registered public accounting firm's report that expressed an unqualified opinion (dated February 26, 2026) are included in the Company's Annual Report on Form 10-K for the year ended December 31, 2025 filed with the United States Securities and Exchange Commission, which is available on request or via our website at www.stepan.com.



2025 Global Sales
(dollars in thousands)

● North America	$1,337,072
● Europe	542,821
● Latin America	358,497
● Asia Pacific	93,724

2025 Sales Dollar Distribution
(dollars in thousands)

● Material	$1,379,561	59%
● Other Expense	466,256	20%
● Payroll & Fringes	300,352	13%
● Depreciation & Amortization	126,041	5%
● Income Taxes	13,009	1%
● Net Income	46,895	2%

2025 Long Lived Assets
(dollars in thousands)

● North America	$1,029,289
● Europe	187,853
● Latin America	99,951
● Asia Pacific	34,630

EBITDA Reconciliation (dollars in thousands)

	2025	2024	2023	2022	2021
Net Income Attributable to Stepan Company	$ 46,895	$ 50,370	$ 40,204	$ 147,153	$ 137,804
Provision for Income Taxes	13,009	10,069	8,187	41,550	34,642
Income Attributable to Stepan Company Before Provision for Income Taxes*	**59,904**	**60,439**	**48,391**	**188,703**	**172,446**
Interest, Net	22,115	14,182	12,103	9,809	5,753
EBIT	**82,019**	**74,621**	**60,494**	**198,512**	**178,199**
Depreciation & Amortization	126,041	112,197	105,338	94,650	90,876
EBITDA	**208,060**	**186,818**	**165,832**	**293,162**	**269,075**
Deferred Compensation (Income) Expense	(631)	(2,406)	(735)	(3,117)	1,952
Business Restructuring/ Assets Impairment/ Asset Disposition Expense	-	-	11,968	308	3,353
Goodwill and Other Intangibles Impairment	6,245	-	2,038	-	-
Cash-Settled SARs (Income) Expense	-	-	(98)	(354)	217
Environmental Remediation Expense	1,146	2,540	1,017	11,483	1,977
Gain on Sales of Assets	(15,895)	-	-	-	-
Adjusted EBITDA	**198,925**	**186,952**	**180,022**	**301,482**	**276,574**

*Excluding Net (Gain) Loss Attributable to Noncontrolling Interest in 2021

EBITDA
(dollars in thousands)

2021	$269,075
2022	$293,162
2023	$165,832
2024	$186,818
2025	**$208,060**



Reconciliation of Non-GAAP Adjusted Net Income*

(dollars in thousands, except per share amounts)

	2025	EPS	2024	EPS	2023	EPS
Net Income Reported	$ 46,895	$ 2.05	$ 50,370	$ 2.20	$ 40,204	$ 1.75
Deferred Compensation (Income)	(473)	(0.02)	(1,805)	(0.08)	(551)	(0.02)
Goodwill and Other Intangibles impairment	6,245	0.27	-	-	1,422	0.06
Business Restructuring & Asset Impairment Expense	-	-	-	-	8,929	0.39
Cash-Settled SARs Income	-	-	-	-	(74)	(0.00)
Environmental Remediation Expense	934	0.04	1,905	0.08	762	0.03
Gain on Sales of Assets	$ (11,921)	$ (0.52)	-	-	-	-
Adjusted Net Income	**$ 41,680**	**$ 1.82**	**$ 50,470**	**$ 2.20**	**$ 50,692**	**$ 2.21**

*All amounts in this table are presented after-tax

EBITDA Reconciliation by Segment (dollars in thousands, twelve months ended December 31, 2025)

	Surfactants	Polymers	Specialty	Unallocated	Consolidated
Operating Income	$ 67,358	$ 43,265	$ 25,640	$ (57,714)	$ 78,549
Depreciation and Amortization	85,655	33,103	5,902	1,381	126,041
Other, Net Income	-	-	-	3,470	3,470
EBITDA					$ 208,060
Deferred Compensation	-	-	-	(631)	(631)
Environmental Remediation	-	-	-	1,146	1,146
Goodwill Impairment	-	-	-	6,245	6,245
Gain on Sale of Assets	-	-	-	(15,895)	(15,895)
Adjusted EBITDA	$ 153,013	$ 76,368	$ 31,542	$ (61,998)	$ 198,925

EBITDA Reconciliation by Segment (dollars in thousands, twelve months ended December 31, 2024)

	Surfactants	Polymers	Specialty	Unallocated	Consolidated
Operating Income	$ 85,618	$ 40,623	$ 20,908	$ (76,669)	$ 70,480
Depreciation and Amortization	72,028	32,417	5,949	1,803	112,197
Other, Net Income	-	-	-	4,141	4,141
EBITDA					$ 186,818
Deferred Compensation	-	-	-	(2,406)	(2,406)
Environmental Remediation	-	-	-	2,540	2,540
Adjusted EBITDA	$ 157,646	$ 73,040	$ 26,857	$ (70,591)	$ 186,952



Board of Directors *(left to right):* Randall S. Dearth, Susan M. Lewis, Lorinda A. Burgess, F. Quinn Stepan, Jr., Luis E. Rojo, Jan Stern Reed, Corning Painter, Joaquin Delgado, PhD

Board of Directors

F. Quinn Stepan, Jr.
Chairman

Luis E. Rojo
President and Chief Executive Officer

Lorinda A. Burgess
Former Vice President, Finance
and Chief Financial Officer,
Americas Region of Medtronic Inc.

Randall S. Dearth
Former Advisor, SK Capital Partners, LP

Joaquin Delgado, PhD
Former Executive Vice President,
Consumer Business Group,
3M Company

Susan M. Lewis
Former Senior Vice President,
Global Operations, Corteva, Inc.

Corning Painter
Chief Executive Officer of Orion S.A.

Jan Stern Reed
Former Senior Vice President,
General Counsel and Corporate Secretary,
Walgreens Boots Alliance, Inc.

Officers

Luis E. Rojo
President and Chief Executive Officer

Andrea J. Barry
Vice President and
Chief Human Resources Officer

Robert J. Haire
Executive Vice President, Supply Chain

Shawn G. Lisle
Vice President, General Counsel
and Secretary

Sean T. Moriarty
Vice President and
General Manager, Surfactants

Richard F. Stepan
Vice President and
General Manager, Polymers

Ruben Velasquez
Vice President and Chief Financial Officer

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

(MARK ONE)

☒   **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

FOR THE FISCAL YEAR ENDED DECEMBER 31, 2025

OR

☐   **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

FOR THE TRANSITION PERIOD FROM _____ TO _____

Commission File Number 1-4462

STEPAN COMPANY
(Exact name of registrant as specified in its charter)

Delaware	**36-1823834**
(State or other jurisdiction of incorporation or organization)	**(I.R.S. Employer Identification Number)**
1101 Skokie Boulevard, Suite 500, Northbrook, Illinois	**60062**
(Address of principal executive offices)	**(Zip Code)**

Registrant's telephone number including area code: 847-446-7500

Securities registered pursuant to Section 12 (b) of the Act:

Title of Each Class	Trading Symbol	Name of Each Exchange on Which Registered
Common Stock, $1 par value	SCL	New York Stock Exchange

Securities registered pursuant to Section 12 (g) of the Act:

None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act   Yes ☒   No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act   Yes ☐   No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.   Yes ☒   No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).   Yes ☒   No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer", "accelerated filer", "smaller reporting company" and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☒   Accelerated filer ☐   Non-accelerated filer ☐   Smaller reporting company ☐

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C 7262(b)) by the registered public accounting firm that prepared or issued its audit report.☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act)   Yes ☐   No ☒

Aggregate market value at June 30, 2025, of voting and non-voting common stock held by nonaffiliates of the registrant: $1,161,792,172*

Number of shares outstanding of each of the registrant's classes of common stock as of January 31, 2026:

Class	Outstanding at January 31, 2026
Common Stock, $1 par value	22,635,277

Documents Incorporated by Reference

Part of Form 10-K	Document Incorporated
Part III, Items 10-14	Portions of the Proxy Statement for Annual Meeting of Stockholders expected to be held April 28, 2026.

* Based on reported ownership by all directors and executive officers at June 30, 2025.

STEPAN COMPANY
ANNUAL REPORT ON FORM 10-K
December 31, 2025

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain statements in this Annual Report on Form 10-K, other than purely historical information, are "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended (the Exchange Act). These statements include statements about Stepan Company's and its subsidiaries' (the Company) plans, objectives, strategies, financial performance and outlook, trends, the amount and timing of future cash distributions, prospects or future events and involve known and unknown risks that are difficult to predict. As a result, the Company's actual financial results, performance, achievements or prospects may differ materially from those expressed or implied by these forward-looking statements. In some cases, forward-looking statements can be identified by the use of words such as "may," "could," "expect," "intend," "plan," "seek," "anticipate," "believe," "estimate," "guidance," "predict," "potential," "continue," "likely," "will," "would," "should," "illustrative" and variations of these terms and similar expressions, or the negative of these terms or similar expressions. Such forward-looking statements are necessarily based upon estimates and assumptions that, while considered reasonable by the Company and its management based on their knowledge and understanding of the business and industry, are inherently uncertain. These statements are not guarantees of future performance, and stockholders should not place undue reliance on forward-looking statements. There are a number of risks, uncertainties and other important factors, many of which are beyond the Company's control, that could cause the Company's actual results to differ materially from the forward-looking statements contained in this Annual Report on Form 10-K. Such risks, uncertainties and other important factors, include, among others, the risks, uncertainties and factors set forth under "Part I-Item IA. Risk Factors" and "Part II-Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations," and the risks and uncertainties related to the following:

- accidents, unplanned production shutdowns or disruptions in any of the Company's manufacturing facilities;

- reduced demand for Company products due to customer product reformulations or new technologies;

- the Company's inability to successfully develop or introduce new products;

- the Company's ability to realize the anticipated cost savings and/or operating efficiencies associated with strategic initiatives;

- compliance with environmental, health and safety, product registration and anti-corruption laws;

- the Company's ability to make acquisitions of suitable candidates and successfully integrate acquisitions;

- global competition and the Company's ability to successfully compete;

- volatility of raw material, natural gas and electricity costs as well as any disruption in their supply;

- disruptions in transportation or significant changes in transportation costs;

- downturns in certain industries and general economic downturns;

- international business risks, including changes in global trade policy, tariffs, retaliatory measures and countermeasures, currency exchange controls, fluctuations in currency exchange rates, legal restrictions and taxes;

- unfavorable resolution of litigation against the Company;

- the Company's ability to keep and protect its intellectual property rights;

- potentially adverse tax consequences due to the international scope of the Company's operations;

- downgrades to the Company's credit ratings or disruptions to the Company's ability to access well-functioning capital markets;

- conflicts, military actions, terrorist attacks and general instability, particularly in certain energy-producing nations, along with increased security regulations;

- cost overruns, delays and miscalculations in capacity needs with respect to the Company's expansion or other capital projects;

- interruption of, damage to or compromise of the Company's IT systems and failure to maintain the integrity of customer, colleague or Company data or illegal or fraudulent activities committed against the Company;

- the Company's ability to retain its executive management and other key personnel;

- the Company's ability to operate within the limitations of debt covenants; and

- the other factors set forth under "Risk Factors."

These factors are not necessarily all of the important factors that could cause the Company's actual financial results, performance, achievements or prospects to differ materially from those expressed in or implied by any of the Company's forward-looking statements. Other unknown or unpredictable factors could also impact the Company's results. All forward-looking statements attributable to the Company or persons acting on the Company's behalf are expressly qualified in their entirety by the cautionary statements set forth above. Forward-looking statements speak only as of the date they are made, and the Company does not undertake or assume any obligation to update publicly any of these forward-looking statements to reflect actual results, new information or future events, changes in assumptions or changes in other factors affecting forward-looking statements, except to the extent required by applicable laws. If the Company updates one or more forward-looking statements, no inference should be drawn that the Company will make additional updates with respect to those or other forward-looking statements.

In this Annual Report on Form 10-K, "Stepan," the "Company," "we," "our" or "us" refers to Stepan Company and its subsidiaries included in the consolidated financial statements, except as otherwise indicated or as the context otherwise requires. Our fiscal year ends on December 31, and references to "fiscal" when used in reference to any twelve-month period ended December 31 refer to our fiscal years ended December 31. The term "GAAP" refers to accounting principles generally accepted in the United States of America.

Item 1. Business

Stepan Company, which was incorporated under the laws of the state of Delaware on February 19, 1959, and its subsidiaries produce specialty and intermediate chemicals, which are sold to other manufacturers and used in a variety of end products. The Company has three reportable segments: Surfactants, Polymers and Specialty Products.

Revenue-Generating Products

Surfactants are chemical agents that affect the interaction between two surfaces; they can provide actions such as detergency (i.e., the ability of water to remove soil from another surface), wetting and foaming, dispersing, emulsification (aiding two dissimilar liquids to mix), demulsification, viscosity modifications and biocidal disinfectants. Surfactants are the basic cleaning agent in detergents for washing clothes, dishes, carpets, fine fabrics, floors and walls. Surfactants are also used for the same purpose in shampoos, body wash and conditioners, fabric softeners, toothpastes, cosmetics and other personal care products. Commercial and industrial applications include emulsifiers for agricultural products, emulsion polymers such as floor polishes and latex foams and coatings, wetting and foaming agents for wallboard manufacturing and surfactants for oilfield applications.

Polymers, which include polyurethane polyols, polyester resins and phthalic anhydride, are used in a variety of applications. Polyurethane polyols are used in the manufacture of rigid foam for thermal insulation in the construction industry. They are also a raw material base for coatings, adhesives, sealants and elastomers (CASE) applications. Polyester resins, which include liquid and powdered products, are used in CASE applications. Phthalic anhydride is used in polyester resins, alkyd resins, and plasticizers for applications in construction materials and components of automotive, boating, and other consumer products and internally in the production of polyols.

Specialty Products are chemicals used in food, flavoring, nutritional supplement and pharmaceutical applications.

Competitive Conditions

The Company does not sell directly to the retail market but sells to a wide range of manufacturers in many industries and has many competitors. The principal methods of competition are product performance, price, technical assistance, the ability to meet the specific needs of individual customers and availability of sufficient capacity. These factors allow the Company to compete on bases other than price alone, reducing the extent of competition compared to that experienced in the sales of commodity chemicals having identical performance characteristics. The Company is one of the leading merchant producers of surfactants in the world. In the case of surfactants, much of the Company's competition comes from several large global and regional producers and the internal divisions of larger customers. In the manufacturing of polymers, the Company competes with the chemical divisions of several large companies, as well as with other small specialty chemical manufacturers. In specialty products, the Company competes with several large firms plus numerous small companies.

Material Resources

Substantially all of the Company's manufacturing plants operate on electricity and interruptible natural gas. During peak heating demand periods, gas service to all plants may be temporarily interrupted for varying periods ranging from a few days to several months. The plants operate on fuel oil during these periods of interruption. The Company's operations have not experienced plant shutdowns or material adverse effects upon its business in recent years that were caused by a lack of available energy sources, other than temporary service dips or interruptions from third party energy suppliers generally caused by their mechanical failure or severe weather conditions.

The principal raw materials used by the Company are either petroleum-based or plant-based. For 2026, the Company has contracts with suppliers that cover most of its forecasted requirements for major raw materials and is not substantially dependent upon any one supplier.

Compliance with Government Regulations

We operate in a number of jurisdictions and are subject to numerous international, federal, state and local laws and regulations covering a wide variety of subject matters. We are subject to extensive environmental, health and safety laws and regulations in multiple jurisdictions because we blend, manage, handle, store, sell, transport and arrange for the disposal of chemicals, hazardous materials and hazardous waste. These include, without limitation, laws regulating discharges of hazardous substances into the soil, air and water, blending, managing, handling, storing, selling, transporting and disposing of hazardous substances, investigation and remediation of contaminated properties and protecting the safety of our employees and others. Some of these laws and regulations include the Comprehensive Environmental Response, Compensation and Liability Act (CERCLA or Superfund), the Toxic Substances Control Act (TSCA), the Resource Conservation and Recovery Act (RCRA) and Registration, Evaluation, Authorization and

Restriction of Chemicals (REACH), among others. Some of our operations are required to hold environmental permits and licenses to be compliant and certain of our businesses are also impacted by these laws.

Compliance with applicable foreign, federal, state and local regulations regarding the discharge of materials into the environment, or otherwise relating to the protection of the environment, involved capital expenditures by the Company of $9.8 million during 2025. These expenditures represented approximately eight percent of the Company's total 2025 capital expenditures. Capitalized environmental expenditures are depreciated and charged on a straight-line basis to pretax earnings over their estimated useful lives, which are typically 10 to 15 years. Recurring costs associated with the operation and maintenance of facilities for waste treatment and waste disposal and managing environmental compliance in ongoing operations at our manufacturing locations were approximately $44.9 million in 2025. In addition, in response to recent regulations limiting the amount of 1,4 dioxane in certain consumer products, the Company made capital expenditures to modify its manufacturing process to reduce 1,4 dioxane content in ethoxylated surfactants. These 1,4 dioxane-related capital investments positioned the Company to continue serving existing customers and pursue new market opportunities. Compliance with regulations is not expected to have a material adverse effect on the Company's earnings and competitive position in the foreseeable future.

Based on currently available information, the Company does not believe that existing or pending climate change legislation or regulation is reasonably likely to have a material effect on the Company's financial position, results of operations or cash flows.

Human Capital Resources

On December 31, 2025 and December 31, 2024, the Company employed 2,328 and 2,396 persons, respectively. We view our employees as essential to helping us realize our vision of delivering innovative chemical solutions for a cleaner, healthier and more energy efficient world. The Company's five Values reflect our shared commitment to this vision and serve as a guide as we operate our business: (1) People First: Empowering Everyone to Make a Difference – we listen, share and recognize great work; (2) Integrity: Doing the Right Thing – we do what is right and safe, and can be counted upon to fulfill our commitments and speak up when we have concerns; (3) Customer Focused: Partnering to Deliver Value – our approach to collaborative chemistry helps our customers' products perform and deliver solutions that serve the needs of our global community; (4) Continuous Improvement: Improving Every Day – we embrace a spirit of continuous learning to improve the sustainability of our practices and our products; and (5) Growth, Innovation and Sustainability: Shaping the Future Through Curiosity – we see incredible possibilities and accept the challenge to make a positive impact.

Safety for all employees, our business partners, and the communities in which we operate continues to be a top priority. We have a long-standing focus on safety and responsible chemicals management, as well as a commitment to the environmental, health, safety and security performance initiative of the American Chemistry Council (ACC), a U.S.-based chemical industry association. As part of this focus and commitment, the Company invests in behavior-based and risk-based safety programs for its global workforce. The goal of these programs is to help establish habits and behaviors that promote safety awareness, thinking, and responsiveness. All Company facilities are ISO 9001:2015 certified, and the Company conforms to the ACC Responsible Care Management System at its U.S. sites. In addition, facilities outside the United States are encouraged to participate in their country-specific Responsible Care® program equivalents. Special recognition is given annually to the Company's facilities that have demonstrated safety achievements. The President's Safety Award is given to sites that meet specific criteria for recordable incidents and injuries, as well as other safety and compliance requirements, over the course of the year.

We depend on our highly skilled workforce to reach our business goals, and through a robust commitment to promote safety and well-being, enable professional development, and provide competitive benefits, the Company aims to attract and retain top talent. We value the fact that we have an inclusive and engaged community of workers, and our goal is to create workplace environments built on respect, safety, strong teamwork, and high competency. Employee feedback is regularly solicited on workplace practices and culture. Results from these surveys are used at the corporate and site levels to define needs and develop improvement plans. Across our operations, employees are encouraged and supported in developing the technical and leadership skills they need to excel at their work and to advance in their roles. The Company provides an array of opportunities, including leadership training, technical training and certifications, language training, and educational assistance. Developing our talent pipeline and retaining our skilled labor force is a key focus, and our objective is to support employees' progress toward their professional goals through opportunities within the Company. Employees receive comprehensive and competitive benefits packages aimed at attracting top talent and supporting needs for work-life balance. Employees are rewarded for their positive contributions to Company success with Pay-for-Performance incentives, profit sharing and an employee stock ownership plan.

Acquisitions and Dispositions

See Note 20, *Sales of Assets*, of the notes to the Company's consolidated financial statements (included in Item 8 of this Form 10-K) for information regarding the Company's disposition activities.

Website

The Company's website address is www.stepan.com. The Company makes available free of charge on or through its website its annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and all amendments to those reports as soon as reasonably practicable after such material is electronically filed with or furnished to the Securities and Exchange Commission (the SEC). The Company routinely posts important information for investors on its website in the "Investors" section and may use its website as a means of disclosing material, non-public information and for complying with its disclosure obligations under Regulation FD. Investors should monitor the Investors section of the Company's website, in addition to following the Company's press releases, SEC filings, public conference calls, presentations and webcasts.

The website also makes available, among other things, the Company's sustainability report, code of conduct, corporate governance guidelines and the charters for the audit, compliance, human capital and compensation and nominating and corporate governance committees of the Company's Board of Directors.

The information on our website is not, and will not be deemed to be, a part of this annual report on Form 10-K, or incorporated into any of our other filings with the SEC, except where we expressly incorporated such information.

Information About our Executive Officers

The Company's executive officers are elected annually by the Board of Directors at the first meeting following the Annual Meeting of Stockholders to serve until their respective successors are duly qualified and elected.

The executive officers of the Company, their ages and certain other information as of February 26, 2026, are as follows:

Name	Age	Title	Year First Elected Officer
Luis E. Rojo	53	President and Chief Executive Officer	2018
Sean T. Moriarty	56	Vice President and General Manager –Surfactants	2017
Richard F. Stepan	49	Vice President and General Manager –Polymers	2021
Robert J. Haire	53	Executive Vice President, Supply Chain	2023
Ruben D. Velasquez	50	Vice President and Chief Financial Officer	2025
Shawn G. Lisle	59	Vice President, General Counsel and Secretary	2025
Andrea J. Barry	63	Vice President and Chief Human Resources Officer	2025

Luis E. Rojo has served the Company as President and Chief Executive Officer since October 2024. From April 2018 to October 2024, Mr. Rojo served as the Company's Vice President and Chief Financial Officer.

Sean T. Moriarty has served the Company as Vice President and General Manager – Surfactants since January 2021. From September 2017 through December 2020, he served as Vice President and General Manager – Polymers of the Company.

Richard F. Stepan has served the Company as Vice President and General Manager – Polymers since January 2021. From January 2019 through December 2020, Mr. Stepan served as Vice President, Consumer Products of the Company.

Robert J. Haire has served the Company as Executive Vice President, Supply Chain since May 2023. From January 2016 to May 2023, Mr. Haire served as Senior Vice President Operations, Performance Chemicals at Ingevity Corporation, a manufacturer of performance chemicals and materials.

Ruben D. Velasquez has served the Company as Vice President and Chief Financial Officer since July 2025. From September 2022 to July 2024, Mr. Velasquez served as Vice President Global Finance Transformation at 3M Company, a diversified manufacturing conglomerate. From July 2021 to September 2022, he served as Vice President Global Finance Manufacturing & Supply Chain Operations at 3M Company. From February 2006 to September 2022, he served as Vice President Global Finance Consumer Business at 3M Company.

Shawn G. Lisle has served the Company as Vice President, General Counsel and Secretary since August 2025. From April 2023 to August 2025, Mr. Lisle served as Deputy General Counsel for Uline, Inc., a distributor of shipping, industrial, packaging and material handling equipment. From October 2011 to January 2023, he served as Senior Vice President, General Counsel, Chief Compliance Officer and Assistant Secretary at Kaman Corporation, an OEM manufacturer, designer and supplier of highly engineered products for aerospace, defense, unmanned vehicles, medical devices and industrials.

Andrea J. Barry has served the Company as Vice President and Chief Human Resources Officer since September 2025. From January 2022 to May 2025, Mrs. Barry served as Chief Human Resources Officer and Chief Administrative Officer at Methode Electronics, Inc., a global supplier of custom-engineered solutions. From May 2017 to January 2022, she served as Executive Vice President and Chief Human Resources Officer at Methode Electronics, Inc.

Item 1A. Risk Factors

The following discussion identifies the most significant factors that may materially and adversely affect the Company's business, financial position, results of operations and cash flows. These and other factors, many of which are beyond the Company's control, may cause future results of operations to differ materially from past results or those results currently expected or desired. The following information should be read in conjunction with Management's Discussion and Analysis of Financial Condition and Results of Operations (included in Item 7 of this Form 10-K) and the Company's consolidated financial statements and related notes (included in Item 8 of this Form 10-K).

Business and Operations Risks

Chemical manufacturing is inherently hazardous and may result in accidents or may require planned or unplanned production slowdowns or shutdowns, which may disrupt our operations or expose us to significant losses or liabilities that may have a material impact on our business, financial position, results of operations and cash flows.

Manufacturing facilities in the Company's industry are subject to planned and unplanned production slowdowns and shutdowns, turnarounds and outages. Unplanned production disruptions may occur for external reasons, such as natural disasters, weather, disease, pandemics, strikes, transportation interruption, government regulation, political unrest or terrorism, or internal reasons, such as fire, explosions, mechanical failure, labor-related work stoppages or slowdowns, maintenance, discharges, contamination, environmental remediation or other manufacturing problems. For example, in 2024, the operations of the Company's Elwood, Illinois (Millsdale) facility were negatively affected by a flood event. Certain of our production facilities are, and production facilities acquired or built in the future may be, located in areas where unplanned disruptions are more likely. Alternative facilities with sufficient capacity may not be available, may cost substantially more or may take a significant amount of time to increase production or qualify with Company customers, each of which could negatively impact the Company's business, financial position, results of operations and cash flows. Further, some of the Company's products cannot currently be made, or made in the volume required, at more than one of the Company's locations. For some of these products, the Company has access to external market suppliers, but the Company cannot guarantee that these products will be available to it in amounts sufficient to meet its requirements or at a cost that is competitive with the Company's cost of manufacturing these products. Long-term production disruptions may cause Company customers to seek alternative supply, which could further adversely affect Company profitability.

The hazards associated with chemical manufacturing and the related storage and transportation of raw materials, products and wastes are inherent in our operations. We cannot eliminate the risk of accidental contamination, discharge or injury resulting from those materials. Also, our suppliers and customers may use and/or generate hazardous materials, and we may be required to indemnify our suppliers, customers or waste disposal contractors against damages and other liabilities arising out of the production, handling or storage of our products or raw materials or the disposal of related wastes. Potential risks include explosions and fires, chemical spills and other discharges or releases of toxic or hazardous substances or gases, and pipeline and storage tank leaks and ruptures. Those hazards may result in personal injury and loss of life, damage to property, damages to public health and contamination of the environment, which may result in a suspension of operations and the imposition of civil or criminal fines, penalties and other sanctions, cleanup costs, and claims by governmental entities or third parties. Furthermore, the Company is subject to present claims, and may be subject to future claims, with respect to workplace exposure, contractor exposure to toxic or hazardous substances on the Company's premises as well as other persons located nearby, workers' compensation and other matters.

We are dependent on the continued operation of our production facilities and the loss or shutdown of operations over an extended period could have a material adverse effect on our business, financial position, results of operations and cash flows. The Company maintains property, business interruption, products liability and casualty insurance policies, as well as insurance policies covering other types of risks, including pollution legal liability insurance. However, some of these potential manufacturing hazards and risks may not be insurable. Moreover, even when such hazards and risks are insurable, the insurance coverage may not be sufficient to cover all losses resulting from the occurrence of any of these events. Each of these insurance policies is subject to customary exclusions, deductibles and coverage limits, in accordance with industry standards and practices. As a result of market conditions, premiums and deductibles for certain insurance policies can increase substantially and, in some instances, certain insurance may become unavailable or available only with reduced amounts of coverage. There is also a risk, beyond the reasonable control of the Company, that an insurance carrier may not have the financial resources to cover an insurable loss. As a result, the occurrence of any of these events could have a material adverse effect on the Company's business, financial position, results of operations and cash flows.

The volatility of raw material, natural gas and electricity costs, as well as any disruption in their supply, may result in increased costs and materially and adversely affect the Company's business, financial position, results of operations and cash flows.

The costs of raw materials, natural gas and electricity represent a substantial portion of the Company's operating costs. The principal raw materials used in the Company's products are petroleum-based or plant-based. Natural gas is used in the Company's manufacturing sites primarily to generate steam for its manufacturing processes. The prices of many of these raw materials have been

and can be subject to periods of rapid and significant instability, particularly during periods of heightened inflation. These fluctuations in prices may be affected by supply and demand factors, such as general economic conditions, regulatory developments with respect to and restrictions on the transport of raw materials (some of which may be viewed as hazardous), currency exchange rates, changes in tariffs, political instability or terrorist attacks, all of which are beyond the Company's control. The Company may not be able to pass increased raw material or energy costs on to customers through increases in product prices as a result of arrangements the Company has with certain customers and competitive pressures in the market. In addition, the Company's suppliers are subject to planned and unplanned production slowdowns and shutdowns, turnarounds and outages. Unplanned production disruptions may occur for external reasons, such as natural disasters, weather, disease, strikes, transportation interruption, government regulation, political unrest or terrorism, or internal reasons, such as fire, explosions, mechanical failure, labor-related work stoppages or slowdowns, maintenance, discharges, contamination, environmental remediation or other manufacturing problems. Certain of our suppliers' facilities are located in areas where unplanned disruptions are more likely. In the event of supply disruptions, raw materials may not be available to the Company in amounts sufficient to meet our requirements, and alternative raw materials may not be available, may cost substantially more or may take a significant amount of time for the Company to qualify. If the Company is unable to minimize the effects of increased raw material and energy costs or pass such increased costs on to customers, or manage any interruption to the supply of raw materials or energy, its business, financial position, results of operations and cash flows may be materially and adversely affected.

The Company relies heavily on third-party transportation to deliver raw materials to Company manufacturing facilities and ship products to Company customers. Disruptions in transportation or significant changes in transportation costs have affected and could continue to affect the Company's business, financial position, results of operations and cash flows.

The Company relies heavily on railroads, ships, and other over-the-road shipping methods to transport raw materials to its manufacturing facilities and to ship finished products to customers. Transport operations are exposed to various risks, such as extreme weather conditions, natural disasters, technological problems, work stoppages, personnel shortages and operating hazards, as well as interstate and international transportation regulations. If the Company, its suppliers or third-party transportation operators experience transportation problems, or if there are significant changes in the cost of these services, the Company may not be able to arrange efficient alternatives and timely means to obtain raw materials or ship finished products, which could result in a material adverse effect on Company revenues, costs and operating results. For example, recent conflicts in the Middle East region have contributed to increased shipping costs and transportation times for certain raw materials and products.

Conflicts, military actions, terrorist attacks and general instability, particularly in certain energy-producing nations, along with increased security regulations related to our industry, could adversely affect the Company's business.

Conflicts, military actions and terrorist attacks have precipitated economic instability, turmoil in financial markets and disruptions in the price and supply of raw materials and energy. The uncertainty and economic or operational disruptions resulting from hostilities, military action or acts of terrorism may impact the Company's facilities and operations or those of its suppliers or customers. Accordingly, any conflict, military action or terrorist attack that impacts the Company or any of its suppliers or customers, or any resulting economic or operational instability resulting from such conflict, military action or terrorist attack, could have a material adverse effect on the Company's business, results of operations, financial position and cash flows. For example, Russia's invasion of Ukraine in February 2022 resulted in higher energy prices and concerns regarding the supply of natural gas to countries in Europe. Higher energy costs and reduced availability of natural gas in European countries could materially and adversely affect the operations and results of operations of the Company or its suppliers and customers.

Cost overruns, delays and miscalculations in capacity needs with respect to the Company's expansion or other capital projects could adversely affect the Company's business, financial position, results of operations and cash flows.

From time to time, the Company initiates expansion and other significant capital projects. Projects of this type are subject to risks of delay or cost overruns inherent in any large construction project resulting from numerous factors, including the following: shortages of equipment, materials or skilled labor; work stoppages; unscheduled delays in the delivery of ordered materials and equipment; unanticipated cost increases; difficulties in obtaining necessary permits or in meeting permit conditions; difficulties in meeting regulatory requirements or obtaining regulatory approvals; availability of suppliers to certify equipment for existing and enhanced regulations; design and engineering problems; and failure or delay of third-party service providers, civil unrest and labor disputes. Significant cost overruns or delays in completing a capital project could have a material adverse effect on the Company's return on investment, results of operations and cash flows. In addition, if the Company misjudges its future capacity needs, this too could materially and adversely impact its business, financial position, results of operations and cash flows.

We may not realize the anticipated cost savings and/or operating efficiencies associated with strategic initiatives.

Our future success and earnings growth depend in part on our ability to achieve an optimal cost structure and operate efficiently in the highly competitive industry. We review our operations in an effort to pursue initiatives to reduce costs, increase effectiveness,

and optimize cash flow. These initiatives may focus on opportunities to improve procurement, manufacturing, and logistics within our supply chain as well as general and administrative processes. We may not realize all the anticipated cost savings or other benefits from such initiatives. Other events and circumstances, such as financial or strategic difficulties, delays, or unexpected costs, may also adversely impact our ability to realize all the anticipated cost savings or other benefits, or cause us not to realize such cost savings or other benefits on the expected timetable. If we are unable to realize the anticipated benefits, our ability to fund other initiatives may be adversely affected. Such initiatives may involve risks related to the execution of facility closures and asset decommissioning, as well as environmental compliance. Finally, the complexity of the implementation may require a substantial amount of management and operational resources to achieve the anticipated benefits of the initiatives. These and related demands on our resources may divert the Company's focus from other business issues, have adverse effects on existing business relationships with suppliers and customers, and impact employee morale. Any failure or delay in implementing these initiatives in accordance with our plans could adversely affect our business, operating efficiency, and financial results.

In February 2026, the Company announced Project Catalyst, a comprehensive operational and efficiency plan with the objective to deliver approximately $100.0 million in pre-tax savings over the next two years. If this initiative does not achieve the expected financial impact in the aggregate or on the expected timeline, or if the benefits, even if achieved, are not adequate to meet our long-term growth and profitability, our financial results and ability to meet our long-term growth expectations could be adversely impacted.

Market, Competition and Strategic Risks

Customer product reformulations or new technologies can reduce the demand for the Company's existing products, and the Company may not be successful in developing or introducing new products.

The Company's products are used in a broad range of customer product applications. Changes in customer manufacturing processes, customer product reformulations, development and use of new technologies or changes in regulatory, legislative or industry requirements may lead to reduced consumption of the Company's products or cause customers to consider some Company products obsolete or less attractive.

For example, increased concerns regarding the safety of 1,4 dioxane in consumer products and its potential impact on human health and the environment may lessen the demand for certain of the Company's products. 1,4 dioxane is generated as a by-product during the manufacture of certain of the Company's surfactant products, including alkoxylates and ether sulfates, used by its customers as cleaning agents in household cleaning, personal care and cosmetics products. In their finished form, consumer products that contain ethoxylated surfactants may contain trace amounts of 1,4 dioxane. 1,4 dioxane has been categorized by regulators as a toxic and carcinogenic substance at certain levels. In December 2019, New York adopted a law that, beginning in 2022 and 2023, permitted no more than 2 ppm and 1 ppm, respectively, of 1,4 dioxane in cleaning and personal care products and 10 ppm in cosmetics products. California has published proposed regulations on cleaning and personal care products containing 1,4 dioxane; other U.S. states are also considering regulating 1,4 dioxane levels in consumer products. The U.S. Environmental Protection Agency (USEPA) also continues to examine 1,4 dioxane as part of its environmental and occupational regulatory authority. Under TSCA, USEPA identified 1,4 dioxane as a high priority chemical and issued its final risk evaluation and risk determination, concluding that 1,4 dioxane poses an unreasonable risk of injury to human health. USEPA will now progress to the risk management phase, in which it is expected to implement risk management measures to mitigate any identified risks. The European Union is also expected to propose a regulatory limit for 1,4 dioxane content in surfactants. We expect our customers to continue reformulating their personal care, cosmetics and cleaning products to comply with New York's regulations. These trends and corresponding changes in consumer preferences could reduce demand for our ethoxylated surfactant products, as our customers look to reduce the levels of ethoxylated surfactants in their finished products to stay below the maximum allowed levels or transition to alternative surfactants with lower levels of 1,4 dioxane. We have modified our manufacturing process to reduce 1,4 dioxane content to allow customers to continue to use ethoxylated surfactants at current use levels, while also offering consumer product formulations that contain low/no dioxane surfactants.

An essential component of the Company's strategy is a focus on continuing to develop new products to replace the sales of products that mature and decline in use, though the Company may not be successful in achieving its growth expectations from developing new products. Moreover, the Company cannot be certain that the costs it incurs investing in new product and technology development will result in an increase in revenues or profits commensurate with its investment, and the introduction of any new products may be disrupted or delayed by manufacturing or other technical difficulties. The Company's business, financial position, results of operations and cash flows could be materially and adversely affected if the Company is unable to successfully manage the maturation of existing products and the timely and successful development and introduction of new products.

To the extent the Company seeks acquisition opportunities, it may not be able to make acquisitions of suitable candidates or integrate acquisitions successfully.

In recent years, the Company's business strategy has included acquisitions to expand into new markets and to enhance its position in its existing markets. To the extent it seeks to do so in the future it may not be able to successfully identify suitable candidates, negotiate appropriate acquisition terms, obtain financing needed to consummate those acquisitions, complete proposed acquisitions or successfully integrate acquired businesses into its existing operations. In addition, any acquisition, once successfully integrated, may not perform as planned, be accretive to earnings, or otherwise prove beneficial to the Company.

Acquisitions involve numerous risks, including the assumption of undisclosed or unindemnified liabilities, difficulties in the assimilation of the operations and the transfer of all necessary licenses and permits, technologies, services and products of the acquired companies and the diversion of management's attention from other business concerns. In addition, prior acquisitions have resulted, and future acquisitions could result, in the incurrence of substantial additional indebtedness and other expenses.

The Company faces significant global competition in each of its operating segments. If the Company cannot successfully compete in the marketplace, its business, financial position, results of operations and cash flows may be materially and adversely affected.

The Company faces significant competition from numerous global companies as well as national, regional and local companies in the markets it serves. Many of the Company's competitors have access to greater financial resources, which may enable them to invest significant capital into their businesses, including expenditures for research and development. Some of the Company's competitors have their own raw material resources and may be able to produce products more economically. In addition, some of the Company's customers have internal manufacturing capabilities that allow them to achieve make-versus-buy economics, which have resulted and may result, at times in the Company losing business with these customers in volumes that could adversely affect the Company's profitability.

To maximize profitability levels, the Company must, among other things, maintain the service levels, product quality and performance and competitive pricing necessary to retain existing customers and attract new customers as well as continue to develop and introduce new products. The Company's inability to do so could place it at a competitive disadvantage relative to its competitors, and if the Company cannot successfully compete in the marketplace, its business, financial position, results of operations and cash flows may be materially and adversely affected.

We are affected by general economic conditions and downturns in certain industries, in some cases driven by consumer preferences, and general economic downturns may have an adverse effect on the Company's business, financial position, results of operations and cash flows.

General economic conditions and macroeconomic trends may adversely affect users of some end products that are manufactured using the Company's products and the industries in which such end products are used. During economic downturns or other periods of uncertainty, these users may reduce their volume of purchases of such end products or may purchase alternative products, which would reduce demand for the Company's products. Increasing concern among consumers, public health professionals and government agencies about environmental, health or wellness issues could lead some of the Company's customers to limit the use of certain of our products or result in harm to the Company's reputation. Reduced demand from the primary end markets for the Company's products, such as the consumer products industry, could adversely affect the Company and demand for our products. Additionally, uncertain conditions in the financial markets pose a risk to the overall economy that may impact consumer demand for such end products and customer demand of some of the Company's products, as well as the Company's ability to manage normal commercial relationships with its customers, suppliers and creditors. Some of the Company's customers may not be able to meet the terms of sale, which would result in increased credit risk and suppliers may not be able to fully perform their contractual obligations due to tighter credit markets or a general slowdown in economic activity.

In the event that economic conditions worsen or result in a prolonged downturn or recession, or consumer-driven preferences result in reduced demand for our products, the Company's business, financial position, results of operations and cash flows may be materially and adversely affected.

If the Company is unable to protect its intellectual property rights, the Company's ability to compete may be negatively impacted.

The Company's patents and other intellectual property may not prevent competitors from independently developing or selling similar or duplicative products and services, and there can be no assurance that the resources the Company invests to protect its intellectual property will be sufficient or that the Company's intellectual property portfolio will adequately deter misappropriation or improper use of its technology. The Company could also face competition in some countries where it has not invested in an intellectual property portfolio, or where intellectual property rights are more difficult to obtain and/or assert. In addition, the Company may be the target of aggressive and opportunistic enforcement of patents by third parties, including non-practicing entities. Regardless of the merit of such claims, responding to infringement claims can be expensive and time-consuming. If the Company is

found to infringe any third-party rights, it could be required to pay substantial damages or it could be enjoined from offering some of its products and services. Also, there can be no assurances that the Company will be able to obtain or renew from third parties the licenses it may need in the future on reasonable terms or at all. If the Company is unable to protect or maintain its intellectual property rights, the Company's business, financial position, results of operations and cash flows may be materially and adversely affected.

Regulatory and Legal Risks

The Company is subject to a variety of environmental, health and safety and product registration laws dealing with the production and sale of chemicals that could require us to incur additional costs or to reformulate or discontinue certain of our products, or expose us to liability or enforcement actions.

The Company's operations are regulated under a number of federal, state, local and foreign environmental, health and safety laws and regulations that govern, among other things, the production and marketing of chemical substances and the discharge, use, handling, transport, storage and disposal of hazardous materials into the air, soil and water. In the United States, these laws and regulations include, but are not limited to, the U.S. Toxic Substances Control Act (TSCA), the Federal Insecticide, Fungicide and Rodenticide Act (FIFRA), the Clean Air Act, the Clean Water Act, the Resource Conservation and Recovery Act (RCRA), the Comprehensive Environmental Response, Compensation and Liability Act (CERCLA), the Occupational Safety and Health Act and state and local laws, such as California's Safe Drinking Water and Toxic Enforcement Act of 1986 (Proposition 65). For example, in March 2025, the Company received a pre-filing notice from USEPA with penalties assigned for violations of the FIFRA associated with certain of the Company's biocide products sold by a licensed distributor. Analogous laws outside the United States apply to us in many jurisdictions, including, among others, the Registration, Evaluation, Authorization and Restriction of Chemical Substances (REACH) regulations in the European Union and the United Kingdom and Biocidal Products Regulations in the European Union and the United Kingdom. Compliance with these environmental, health and safety laws and regulations is a major consideration for the Company, and to comply with some of these laws, we may need to alter our product lines or implement different or more costly manufacturing processes (including the installation of pollution control equipment), which could lead to a material adverse effect on our results of operations. In addition, the transportation of certain raw materials is highly regulated and is subject to increased regulation or restrictions. These regulations may restrict or prohibit transport of these raw materials, resulting in these raw materials not being available to the Company in quantities desired by the Company or at costs attractive to the Company, which may restrict or substantially limit the Company's manufacturing operations.

The REACH regulations are registration systems that impose obligations on manufacturers and importers of chemicals and other products into the European Union and United Kingdom to compile and file reports and testing data on, and perform safety assessments for, certain chemical substances. Any new substances introduced to the EU or UK markets in the future must be registered. The costs associated with the Company's compliance with these registrations have been substantial and are expected to increase as product sales increase because higher tonnage bands have higher annual registration fees and require more testing to support the registration. Moreover, if a registration in the future is not submitted by any applicable deadline, our ability to sell those products may be negatively impacted until the registration process has been completed. In addition, the European Chemical Agency is evaluating existing chemical registrations and may require additional testing and data collection. Chemicals may be assessed and removed from EU commerce entirely, potentially requiring the Company to discontinue certain product lines and to reformulate others, which could materially alter the Company's marketplace position or otherwise have a material financial effect on its revenues and expenses. Regulators in other countries are also implementing chemical registration regulations similar to the REACH regulations.

Furthermore, some of the laws and regulations applicable to us have changed in recent years to impose new obligations or increasing compliance costs that could also force us to reformulate or discontinue certain of our products. For example, the European Union is now requiring a review of existing active biocide substances, and based on this review, the European Commission or an individual member state may decide not to authorize the product for continued sale. As another example, TSCA now mandates that the USEPA must designate "high priority" chemicals and perform a risk evaluation, which could result in a finding of "unreasonable risk" and a decision to promulgate new regulations to address such risk. As a result of such regulations, our ability to sell certain products may be curtailed and customers may avoid purchasing some products in favor of less regulated, less hazardous or less costly alternatives. The Company may offer alternative products, sales of which may or may not replace sales of such curtailed products. It may be impractical for us to continue manufacturing heavily regulated products, and we may incur costs to shut down or transition such operations to alternative products. In this regard, the nature, stringency and timing of any future regulations or changes in regulations are uncertain.

In addition, increasingly stringent regulation of human exposure to ethylene oxide by regulatory authorities in the United States could require material expenditures or changes in our manufacturing operations. The Company uses ethylene oxide at its Winder, Georgia, Elwood, Illinois (Millsdale) and Pasadena, Texas facilities. The Company uses ethylene oxide in a closed loop process to manufacture surfactants that are used in products such as laundry detergents. The Company does not manufacture ethylene oxide, nor does it use ethylene oxide as a fumigant. Ethylene oxide is listed as a hazardous air pollutant under the Clean Air Act, as amended, emissions of which are regulated by the USEPA and other regulatory authorities. In 2020, Georgia adopted a law requiring any spill or release of ethylene oxide that occurs outside of normal operations to be reported to the state within 24 hours. In 2024, the USEPA

issued a rule requiring that covered facilities conduct fenceline monitoring for ethylene oxide and install certain control and monitoring devices. Georgia and Illinois legislators have proposed legislation that would impose additional restrictions on the use of ethylene oxide. The USEPA is considering new standards for ethylene oxide emissions. While our production facilities have not yet been materially affected by changes in ethylene oxide regulation, any additional regulatory restrictions on the use or emission of ethylene oxide by facilities could impair our ability to manufacturer certain products in affected locations, including at our Winder, Georgia, Elwood, Illinois (Millsdale) and Pasadena, Texas facilities.

Compliance with environmental laws could restrict the Company's ability to expand its facilities or require the Company to modify its facilities and processes or acquire additional costly pollution control equipment, incur other significant expenses, or expose the Company to greater liability associated with its production processes and products. The Company has incurred and will continue to incur capital expenditures and operating costs in complying with these laws and regulations, as our operations currently use, and have historically used, hazardous materials and generate, and have historically generated, quantities of hazardous waste. Some existing environmental laws and regulations impose liability and responsibility on present and former owners, operators or users of facilities and sites for contamination at those locations without regard to causation or knowledge of contamination. Certain of our sites have an extended history of industrial use, which may expose us to liability. We are subject to regulatory oversight and investigation, remediation, and monitoring obligations at certain current and former U.S. Superfund sites, as well as third-party disposal sites, under federal laws and their state and local analogues, including the RCRA, the Clean Water Act, the Clean Air Act, and CERCLA, as well as analogous foreign laws. See Item 3, *Legal Proceedings*, in this Form 10-K and Note 16, *Contingencies*, in the Notes to the Company's Consolidated Financial Statements (included in Item 8 of this Form 10-K) for a summary of current significant environmental proceedings related to certain sites. In the event that new contamination is discovered, including at facilities we may acquire in the future, the Company may become subject to additional obligations. The costs and liabilities associated with these issues may have a material adverse effect on the Company's business, financial position, results of operations and cash flows.

The Company is also subject to numerous federal, state, local and foreign laws that regulate the manufacture, storage, distribution and labeling of many of the Company's products, including some of the Company's disinfecting, sanitizing and antimicrobial products. Some of these laws require the Company to have operating permits for the Company's production facilities, warehouse facilities and operations. Various federal, state, local and foreign laws and regulations also require the Company to register the Company's products and to comply with specified requirements with respect to those products, such as FIFRA, the EU Biocidal Products Regulation and Mexico's General Law of Ecological Equilibrium and Environmental Protection. Additionally, those requirements, and enforcement of those requirements, may become more stringent in the future. The ultimate cost of compliance with any such requirements could be material.

Although it is our policy to comply with such laws and regulations, it is possible that we have not been or may not be at all times in material compliance with all of those requirements. If the Company has failed to comply or fails to comply in the future with any of these laws and regulations, including permitting and licensing requirements, it may be liable for damages and the costs of remedial actions in excess of the Company's recorded liabilities, and may also be subject to fines, injunctions or criminal sanctions or to revocation, non-renewal or modification of the Company's operating permits and revocation of the Company's product registrations. Any such revocation, modification or non-renewal may require the Company to cease or limit the manufacture and sale of its products at one or more of the Company's facilities, which may limit or prevent the Company's ability to meet product demand or build new facilities and may have a material adverse effect on the Company's business, financial position, results of operations and cash flows. Any such revocation, non-renewal or modification may also result in an event of default under the indenture for the Company's notes or under the Company's credit facilities, which, if not cured or waived, may result in the acceleration of all or a portion of the Company's indebtedness.

In addition to the costs of complying with environmental, health and safety laws and regulations, the Company has incurred, and may incur in the future, costs defending against environmental litigation and/or investigations brought by government agencies and private parties, including administrative proceedings. The Company is, and may be in the future, a defendant in lawsuits brought by parties alleging environmental damage, personal injury or property damage. A significant judgment or settlement against the Company, to the extent not covered by existing insurance policies, could have a material adverse effect on its business, financial position, results of operations and cash flows. Although the Company has insurance policies that may cover some of these potential losses, there is always uncertainty as to whether such insurance may be sufficient to cover such losses or available at all to the Company based on case-specific factors and the specific provisions of the Company's insurance policies.

The potential cost to the Company relating to environmental, health and safety and product registration matters is uncertain due to factors such as the complexity, evolving and sometimes conflicting nature of laws and regulations relating to the environment, health and safety and product registration, including those outside of the United States. Environmental, health and safety and product registration laws and regulations may also become more stringent over time, imposing greater compliance costs and increasing risks and penalties associated with any violation, as well as restricting or prohibiting the sale of existing or new products, which may also negatively impact the Company's operating results. Without limiting the foregoing, these laws or regulations may also restrict or prohibit the use of non-renewable or carbon-based substances, or impose fees or penalties for the use of these substances. Accordingly, the Company may become subject to additional liabilities and increased operating costs in the future under these laws

and regulations. The impact of any such changes, which are unknown at this time, may have a material adverse effect on the Company's business, financial position, results of operations and cash flows.

Various liability claims could materially and adversely affect the Company's business, financial position, results of operations and cash flows.

The Company may be required to pay for losses or injuries purportedly caused by its products. The Company faces an inherent exposure to various types of claims including general liability, product liability, product recall, toxic tort and environmental, among others, if its products, or the end products that are manufactured with the Company's products, result in property damage, injury or death. In addition, because the Company conducts business in multiple jurisdictions, the Company also faces an inherent exposure to other general claims based on its operations in those jurisdictions and the laws of those jurisdictions, including but not limited to claims arising from its relationship with employees, distributors, agents, customers and other parties with whom it has a business relationship, directly or indirectly. Many of these claims may be made against the Company even if there is no evidence of a loss from that claim, and these claims may be made by individual persons, groups of persons, or groups of plaintiffs in a class action. Defending these claims could result in significant legal expenses relating to defense costs and/or damage awards and diversion of management's time and the Company's resources. Any claim brought against the Company could materially and adversely affect the Company's business, financial position, results of operations and cash flows.

The Company's failure to comply with the anti-corruption laws of the United States and various international jurisdictions could negatively impact its reputation and results of operations.

Doing business on a worldwide basis requires the Company to comply with anti-corruption laws and regulations imposed by governments around the world with jurisdiction over our operations, which may include the U.S. Foreign Corrupt Practices Act (FCPA) and the U.K. Bribery Act 2010 (the Bribery Act), as well as the laws of the other countries where the Company does business. These laws and regulations can apply to companies and individual directors, officers, employees and agents, and may restrict the Company's operations, trade practices, investment decisions and partnering activities. Where they apply, the FCPA, the Bribery Act and similar laws prohibit, among other things, the Company and its officers, directors, employees and business partners, including joint venture partners and agents acting on the Company's behalf, from corruptly offering, promising, authorizing or providing anything of value to "foreign officials" for the purposes of influencing official decisions or obtaining or retaining business or otherwise obtaining favorable treatment. The Bribery Act also prohibits non-governmental "commercial" bribery and accepting bribes. Part of the Company's business may involve dealings with governments and state-owned business enterprises, the employees and representatives of which may be considered "foreign officials" for purposes of the FCPA and the Bribery Act. The Company is also subject to the jurisdiction of various governments and regulatory agencies around the world, which may bring Company personnel and agents into contact with "foreign officials" responsible for issuing or renewing permits, licenses, or approvals or for enforcing other governmental regulations. The Company's global operations, including in countries with high levels of perceived corruption, expose it to the risk of violating, or being accused of violating, anti-corruption laws. Any failure on the part of the Company to successfully comply with these laws and regulations may expose the Company to reputational harm as well as significant sanctions, including criminal fines, imprisonment of its employees or representatives, civil penalties, disgorgement of profits, injunctions and debarment from government contracts, as well as other remedial measures. Investigations of alleged violations can be expensive and disruptive. Compliance with these laws can increase the cost of doing business globally. The Company maintains policies and procedures designed to assist the Company and its subsidiaries in complying with applicable anti-corruption laws. However, there can be no guarantee that these policies and procedures will effectively prevent violations by Company employees or representatives for which the Company may be held responsible, and any such violation could materially and adversely affect the Company's reputation, as well as its business, financial position and results of operations and cash flows.

International Operations Risks

The Company's results of operations may be adversely affected by international business risks, including changes in global trade policy, fluctuations in currency exchange rates, legal restrictions and taxes.

The Company has substantial operations outside the United States. In the year ended December 31, 2025, the Company's sales outside of the United States constituted approximately 44 percent of the Company's net sales. In addition to the risks described in this Annual Report on Form 10‑K that are common to both the Company's U.S. and non-U.S. operations, the Company faces, and will continue to face, risks related to the Company's foreign operations, including:

- trade and currency restrictions, including tariffs, related retaliatory countermeasures and currency exchange controls implemented by the United States and foreign countries;

- fluctuations in foreign currency exchange rates, which may affect product demand and may adversely affect the profitability in U.S. dollars of products and services the Company provides in international markets where payment for the Company's products and services is made in the local currency;

- political, economic, financial and market conditions, which may be unstable;

- variability of intellectual property laws outside the United States, which may impact enforceability and consistency of protection of intellectual property assets;

- high levels of inflation;

- changes in labor conditions and difficulties in staffing and managing international operations;

- corruption by government officials or other third parties or other adverse government actions;

- differing economic cycles and adverse economic conditions;

- changes in foreign laws and tax rates or U.S. laws and tax rates with respect to foreign income, which may unexpectedly increase the rate at which the Company's income is taxed, impose new and additional taxes on remittances, repatriation or other payments by the Company's subsidiaries, or cause the loss of previously recorded tax benefits;

- greater difficulty enforcing contracts and collecting accounts receivable;

- enforceability and compliance with U.S. and foreign laws affecting operations outside of the United States, including the FCPA (and foreign equivalents), export controls and regulations administered by the Office of Foreign Assets Control; and

- evolving laws and regulations over chemicals and chemical production and transportation that could limit the Company's ability to sell products in certain markets (for example, the EU REACH regulation) and changing laws related to or the modification or non-renewal of operating permits and licenses that could result in material costs relating to regulatory compliance, liabilities, litigation proceedings, or other impacts, such as restrictions or prohibitions on our products.

The impacts of any or all of the foregoing could have a material adverse effect on the Company's business, financial position, results of operations and cash flows.

The international scope of the Company's operations and corporate structure may expose the Company to potentially adverse tax consequences.

The Company is subject to taxation in and to the tax laws and regulations of multiple jurisdictions as a result of the international scope of its operations and corporate structure. The Company is also subject to intercompany pricing laws, including those relating to the flow of funds between its entities pursuant to, for example, purchase agreements, licensing agreements or other arrangements. Adverse developments in these laws or regulations, or any change in position regarding the application, administration or interpretation of these laws or regulations in any applicable jurisdiction could have a material adverse effect on the Company's business, financial position, results of operations and cash flows. In addition, the tax authorities in any applicable jurisdiction may disagree with the positions the Company has taken or intends to take regarding the tax treatment or characterization of any of the Company's transactions, including the tax treatment or characterization of the Company's indebtedness. The Company may also make certain tax elections, such as bonus depreciation, that could prevent the Company from fully benefiting from tax deductions such as the global intangible low-taxed income deduction or utilizing tax credits such as foreign tax credits. If any applicable tax authorities were to successfully challenge the tax treatment or characterization of any of the Company's transactions, or the Company makes tax elections that impact other tax benefits, the potential resulting disallowance of deductions, imposition of withholding taxes on internal deemed transfers or other consequences could have a material adverse effect on the Company's business, financial position, results of operations and cash flows.

Fluctuations in foreign currency exchange rates could affect Company financial results.

The Company is also exposed to fluctuations in foreign exchange rates. The Company's results of operations are reported in U.S. dollars. However, outside the United Sates, the Company's sales and costs are denominated in a variety of currencies including the European euro, British pound, Canadian dollar, Mexican peso, Colombian peso, Philippine peso, Brazilian real, Polish zloty, and Chinese RMB. The Company translates its local currency financial results into U.S. dollars based on average exchange rates prevailing during the reporting period or the exchange rate at the end of that period. During times of a strengthening U.S. dollar, the Company's reported international sales and earnings may be reduced because the local currency may translate into fewer U.S. dollars. Fluctuations in exchange rates may materially and adversely affect the Company's business, financial position, results of operations and cash flows.

In all jurisdictions in which the Company operates, the Company is also subject to laws and regulations that govern foreign investment, foreign trade and currency exchange transactions. These laws and regulations may limit the Company's ability to repatriate cash as dividends or otherwise to the United States or to efficiently allocate cash to support strategic initiatives, and may limit the Company's ability to convert foreign currency cash flows into U.S. dollars. A weakening of the currencies in which the

Company generates sales relative to the foreign currencies in which the Company's costs are denominated may lower the Company's operating profits and cash flows.

Financial Risks

The Company could be adversely affected by downgrades to its credit ratings or disruptions in its ability to access well-functioning credit markets.

Historically, the Company has relied on the debt capital markets and bank credit facilities to fund portions of its capital investments and other corporate initiatives as part of its overall financing strategy, including working capital management strategy. The Company's continued access to credit markets, and the terms of such access, depend on multiple factors including prevailing conditions in those markets, as well as the Company's operating performance, and its credit ratings. These credit ratings can change over time and are based on a number of factors, which include rating agencies' assessment of the Company's financial strength and outlook. There can be no assurance that any particular rating assigned to the Company or its debt will remain in effect for any given period of time or that a rating will not be changed or withdrawn by a rating agency, if in that rating agency's judgment, circumstances relating to the basis of the rating so warrant. In addition, incurrence of additional debt by the Company could adversely affect its credit ratings. Downgrades of the Company's credit ratings or adverse changes in the market's perception of the Company's creditworthiness could materially and adversely affect the Company's cost of funds, liquidity, competitive position or access to credit markets. These changes also could increase the cost of or counterparty risks associated with existing facilities, which could materially and adversely affect the Company's business, financial position, results of operations and cash flows. In this regard, the Company depends on banks and other financial institutions to provide credit and perform under the Company's agreements with them. Defaults by one or more of these counterparties on their obligations to the Company could materially and adversely affect the Company's liquidity and financial position.

The Company has a significant amount of indebtedness and may incur additional indebtedness, or need to refinance existing indebtedness, in the future, which may adversely affect the Company's business, financial position, results of operations and cash flows.

The Company has a significant amount of indebtedness and may incur additional indebtedness in the future. As of December 31, 2025, the Company had $324.0 million of debt on its balance sheet consisting of senior unsecured notes with maturities ranging from 2026 through 2033. In addition, the Company is party to a credit agreement providing for a $350.0 million revolving credit facility and a $100.0 million delayed-draw term loan credit facility; as of December 31, 2025, the Company had $302.7 million outstanding borrowings and $4.1 million outstanding letters of credit under the credit agreement with $126.9 million remaining available for future borrowings.

Certain of the Company's foreign subsidiaries periodically maintain bank term loans and short-term bank lines of credit in their respective countries to meet working capital requirements as well as to fund capital expenditure programs and acquisitions. As of December 31, 2025, the Company's foreign subsidiaries had no outstanding debt.

The Company's current indebtedness and any additional indebtedness incurred in the future may materially and adversely affect its business, financial position, results of operations and cash flows. For example, such indebtedness could:

- require the Company to dedicate a substantial portion of cash flow from operations to pay principal and interest on the Company's debt, which would reduce funds available to fund future working capital, capital expenditures and other general operating requirements;

- limit the Company's ability to borrow funds that may be needed to operate and expand its business;

- limit the Company's flexibility in planning for or reacting to changes in the Company's business and the industries in which the Company operates;

- increase the Company's vulnerability to general adverse economic and industry conditions or a downturn in the Company's business; and

- place the Company at a competitive disadvantage compared to its competitors that have less debt.

The Company's debt agreements contain customary covenants and other provisions that, among other things, require maintenance of certain financial ratios and place limitations on additional debt, investments and payment of dividends. The Company's ability to comply with these provisions may be affected by events beyond our control. Failure to comply with these provisions could require repayment of outstanding debt or lead to a debt restructuring that could materially and adversely affect the Company's business, financial position, results of operations and cash flows.

In addition, an increase in interest rates could limit the Company's ability to incur additional debt to fund the Company's strategic plans or to refinance maturing debt without incurring significant additional costs and could make borrowings under the Company's revolving credit facility or other floating rate debt materially more expensive. Further, any future disruptions in the credit and financial markets may reduce the availability of debt financing or refinancing alternatives and increase the costs associated with such financing activities. If the Company is unable to secure financing when needed on satisfactory terms, or at all, its business, financial position, results of operations and cash flows may be materially and adversely affected.

General Risks

Interruption of, damage to or compromise of the Company's information technology (IT) systems, failure to maintain the integrity of customer, colleague or Company data or illegal or fraudulent activities committed against the Company could harm the Company's reputation and have an adverse effect on the Company's business, financial position, results of operations and cash flows.

The Company relies on IT systems in its operations, including production, supply chain, research and development, finance, human resource and regulatory functions. The Company's ability to effectively manage its business depends on the security, reliability and adequacy of these systems. IT system failures due to events including but not limited to network disruptions, programming errors, computer viruses and security breaches (e.g., cyber-attacks) could impact production activities, impede shipment of products, cause delays or cancellations of customer orders, or hamper the processing of transactions or reporting of financial results. These or similar occurrences, whether accidental or intentional, could result in theft, unauthorized use or publication of our intellectual property or confidential business information of our employees, customers, suppliers or other third parties, which could harm our reputation and competitive position, reduce the value of our investments in research and development and other strategic initiatives, result in a loss of business, as well as remedial and other costs, fines, investigations, enforcement actions or lawsuits or otherwise materially and adversely affect our business, financial position, results of operations and cash flows.

During the normal course of business, we have experienced and expect to continue to experience attempts to compromise our information and communications technology and related systems. Despite the security measures the Company has in place, the Company's customers' and suppliers' information and operational technology systems could be vulnerable to cyber-threats such as computer viruses or other malicious codes, security breaches, unauthorized access, phishing attacks and other disruptions from system failures, including network outages, unintentional or malicious actions of employees or contractors or cyber-attacks by hackers, criminal groups, nation-states and nation-state-sponsored organizations. We anticipate that the risk of cybersecurity attacks will increase as artificial intelligence is increasingly used to identify vulnerabilities and conduct increasingly sophisticated attacks. In addition, if a material, actual or perceived breach of our security occurs, the public perception of the effectiveness of our security measures could be harmed and we could lose customers or suppliers. Any such material disruptions or breaches of security could have a material adverse effect on our business, financial position, results of operations and cash flows.

The defensive measures and training that the Company takes to limit and manage threats, especially cyber-related and social engineering threats, to our business may not adequately anticipate, prevent or mitigate harm we may suffer from such threats. Criminals use evolving and increasingly sophisticated methods of perpetrating illegal and fraudulent activities. For example, as previously disclosed, the Company determined in July 2024 that one of its subsidiaries in Asia was the victim of criminal social engineering scheme that resulted in a series of fraudulently-induced outbound payments for which the Company recognized pre-tax charges of $6.8 million in 2024. See Note 24, *Other Matter*, of the notes to the Company's consolidated financial statements (included in Item 8 of this Form 10-K) for additional details regarding the criminal social engineering scheme. Fraudulent activities committed against the Company could have a material adverse effect on its business, financial position, results of operations and cash flows.

The Company continues to develop and enhance controls and security measures designed to protect against the risk of theft, loss or fraudulent or unlawful use of customer, supplier, third party, employee or Company data, or illegal or fraudulent activities committed against the Company and it maintains an ongoing process to re-evaluate the adequacy of its controls and measures. The Company may also be required to expend additional resources to continue to enhance its information privacy and security measures and/or to investigate and remediate any information security vulnerabilities. The Company maintains what it believes to be adequate and collectible insurance in the event of the theft, loss, fraudulent or unlawful use of customer, supplier, third party, employee or Company data, but any such occurrences could result in costs that may not be covered or may be in excess of any available insurance that the Company may have procured. While the Company has a comprehensive program in place for continuously reviewing, maintaining, testing and upgrading its IT systems and security, there can be no assurance that such efforts will prevent breakdowns of or breaches in Company IT systems or illegal or fraudulent activities committed against the Company that could materially and adversely affect the Company's business, financial position, results of operations and cash flows.

The Company's success depends on its executive management and other key personnel.

The Company's future success depends to a significant degree on the skills, experience and efforts of its executive management and other key personnel and their ability to provide the Company with uninterrupted leadership and direction. The availability of highly qualified talent is limited and the competition for talent is robust; as a result, the Company may not be able to recruit and retain the personnel it needs if it were to lose an existing member of executive management or other key personnel. The Company's future success will depend on its ability to have adequate succession plans in place and to attract, retain and develop qualified personnel. A failure to efficiently replace members of executive management and other key personnel and to attract, retain and develop new qualified personnel could have a material and adverse effect on the Company's business financial position, results of operations and cash flows.

Item 1B. Unresolved Staff Comments

None

Item 1C. Cybersecurity

Cybersecurity Risk Management

We assess, identify and manage material risks from cybersecurity threats through various policies, procedures and processes, including through our Enterprise Risk Management program (ERM), our information security policies and standards, workforce cybersecurity trainings and third-party assessments and programs.

The Company uses ERM principles to help identify, prevent, and mitigate potential risks, including cybersecurity and related risks. We base our ERM program on the Committee of Sponsoring Organizations of the Treadway Commission (COSO) framework. Individuals representing Stepan's global locations and functions contribute to our risk assessments at least annually through surveys and in-person interviews. Members are polled quarterly to spot emerging risks and trends. The Company's Vice President, Chief Compliance and Risk Officer leads the ERM program and reports regularly to the Audit Committee of the Board of Directors on ERM matters.

The Company maintains cybersecurity programs according to the set of guidelines developed by the National Institute of Standards and Technology through the Cybersecurity Framework. The Company maintains a set of IT Security Standards that provides a framework of layered security protection. In addition, the Company maintains and communicates to its workforce a Use of Information Technology Policy to support the understanding of and commitment to safely using IT assets. This knowledge can help prevent accidental or intentional misuse of Company IT resources, which can compromise the confidentiality, integrity, and availability of sensitive data and systems. The Company requires cybersecurity training to raise awareness and educate employees about cybersecurity risks. The Company updates its training program at least annually.

The Company engages a variety of IT assessors to evaluate and test the Company's cybersecurity and cybersecurity controls. Additionally, the Company engages IT consultants to provide tabletop exercises, ransomware simulations, cyber policy and standards development, cybersecurity, data security, and IT training events, cybersecurity and data security testing and monitoring, and cybersecurity implementation projects.

Although the Company has put in place the cybersecurity policies, procedures and processes described above, the Company remains exposed to cybersecurity attacks and incidents and misuse or manipulation of any of its IT systems, which could have a material adverse effect on its business strategy, results of operations or financial condition. As of the filing of this Form 10-K, we are not aware of any attacks, incidents, misuse or manipulation that have occurred since the beginning of 2025 that have materially affected, or are reasonably likely to materially affect, us, including our business strategy, results of operations or financial condition. For risks associated with cybersecurity threats, see the risk factor *"Interruption of, damage to or compromise of the Company's information technology (IT) systems, failure to maintain the integrity of customer, colleague or Company data or illegal or fraudulent activities committed against the Company could harm the Company's reputation and have an adverse effect on the Company's business, financial position, results of operations and cash flows."* included in "Part I—Item 1A. Risk Factors" of this Annual Report on Form 10-K.

Cybersecurity Governance

The Audit Committee of the Company's Board of Directors (the Audit Committee) oversees the Company's cybersecurity risk management. The Audit Committee receives quarterly reports on cybersecurity risks and risk management from the Company's Chief Information Officer. The Company's Chief Information Officer, who reports to the President and Chief Executive Officer, is in charge of assessing and managing our risks related to cybersecurity and oversees a team of full-time cybersecurity specialist

employees. Utilizing the processes noted above, this team remains informed about and monitors the prevention, detection, mitigation and remediation of cybersecurity incidents. The Company's Chief Information Officer has served in a variety of IT and cybersecurity roles for more than twenty-five years, including serving in IT infrastructure, cybersecurity, enterprise application, and project management office leadership roles for both public and privately held companies in the chemical, pharmaceutical, and manufacturing industries. He has earned the IT Infrastructure Library (ITIL) Service Master Certification. The Company's Cybersecurity Senior Manager, who reports to the Chief Information Officer, has earned multiple cybersecurity industry certifications and has over fifteen years of IT and cybersecurity experience. The Company's cybersecurity program and cybersecurity practices are reviewed by internal and external auditors. The Company's cybersecurity team provides periodic reports to such auditors.

Item 2. Properties

The following are the Company's principal physical properties. Unless otherwise noted, the listed properties are owned by the Company. Management believes that the Company's facilities are suitable and adequate for the Company's current operations.

	Name of Facility	Location	Site Size	Segment
1.	Millsdale	Elwood, Illinois	492 acres	Surfactants/Polymers
2.	Winder	Winder, Georgia	202 acres	Surfactants
3.	Maywood	Maywood, New Jersey	19 acres	Surfactants / Specialty Products
4.	Pasadena	Pasadena, Texas	51 acres	Surfactants
5.	Stepan France	Voreppe, France	20 acres	Surfactants
6.	Stepan Ecatepec	Ecatepec, Mexico	34 acres	Surfactants
7.	Stepan China	Nanjing, China (Nanjing Chemical Industrial Park)	13 acres (right of use arrangement)	Polymers
8.	Stepan Brazil	Vespasiano, Minas Gerais, Brazil	27 acres	Surfactants
9.	Global Technology Center	Northfield, Illinois	8 acres	N/A
10.	Company Headquarters	Northbrook, Illinois	1.72 acres (leased)	N/A

Item 3. Legal Proceedings

There are a variety of legal proceedings pending or threatened against the Company that occur in the normal course of the Company's business, the majority of which relate to environmental assessment, protection and remediation matters. Some of these proceedings may result in fines, penalties, judgments or costs being assessed against the Company at some future time. The Company's operations are subject to extensive local, state and federal regulations, including the U.S. Comprehensive Environmental Response, Compensation and Liability Act of 1980 (CERCLA) and the Superfund amendments of 1986 (Superfund) as well as comparable regulations applicable to the Company's foreign locations. Over the years, the Company has received requests for information related to or has been named by government authorities as a potentially responsible party at a number of sites where cleanup costs have been or may be incurred by the Company under CERCLA and similar state statutes. In addition, the Company is from time to time involved in routine legal proceedings incidental to the conduct of its business, including personal injury, property damage, tax, trade and labor matters. The Company believes that it has made adequate provisions for the costs it is likely to incur with respect to these claims. The Company's material legal proceedings are described below:

Maywood, New Jersey Site

The Company's property in Maywood, New Jersey, property formerly owned by the Company adjacent to its current site and other nearby properties (collectively, the Maywood site) were listed on the National Priorities List in September 1993 pursuant to the provisions of CERCLA because of alleged chemical and radiological contamination. Pursuant to (i) a September 21, 1987 Administrative Order on Consent entered into between the U.S. Environmental Protection Agency (USEPA) and the Company for property formerly owned by the Company at the Maywood site and (ii) the issuance of an order on May 2, 1991, by the USEPA to the Company for property currently owned by the Company at the Maywood site, the Company has completed various Remedial Investigation/Feasibility Studies of soil and groundwater at the Maywood site. On September 24, 2014, the USEPA issued its Record of Decision (ROD) for chemically-contaminated soil at the Maywood site. The ROD was amended pursuant to an Explanation of Significant Differences in January 2021. On February 29, 2024, the U.S. District Court for the District of New Jersey entered a consent decree among the Company, the United States, the New Jersey Department of Environmental Protection (NJDEP) and the New Jersey Spill Compensation Fund Administrator that requires the Company to take certain actions and to pay certain past costs of the United States and NJDEP. The USEPA has not yet issued a ROD for chemically-contaminated groundwater at the Maywood site.

Based on the most current information available, the Company believes its recorded liability is reasonable having considered the range of estimated costs of remediation for the Maywood site. The estimate of the cost of remediation for the Maywood site could change again as the Company continues to hold discussions with the USEPA, as the design of the remedial action is finalized, if a groundwater ROD is issued or if other potentially responsible parties are identified. The ultimate amount for which the Company is liable could differ materially from the Company's current recorded liability.

D'Imperio Property Site

During the mid-1970's, Jerome Lightman and the Lightman Drum Company disposed of hazardous substances generated by the Company at several sites in New Jersey, including the D'Imperio Property Superfund Site (the D'Imperio site). The Company was named as a potentially responsible party in an October 2, 1998 lawsuit in the U.S. District Court for the District of New Jersey that involved the D'Imperio site. The Company is cooperating with other potentially responsible parties to implement the selected remedy. Based on current information, the Company believes that its recorded liability is reasonable having considered the range of estimated cost of remediation for the D'Imperio site. Depending on the ultimate cost of the remediation at this site, the amount for which the Company is liable could differ materially from the Company's current recorded liability.

Wilmington Site

Property formerly owned and operated by the Company in Wilmington, Massachusetts was listed on the National Priorities List in 2006. The Company, together with the current site owner and another potentially responsible party, entered into an Administrative Order on Consent in July 2007 to undertake a Remedial Investigation and Feasibility Study. A ROD was issued by USEPA on March 30, 2021. The Company and three other potentially responsible parties entered into a consent decree, dated September 28, 2023, with USEPA and the Commonwealth of Massachusetts that requires the remedial design and remedial action of the remedy selected in the ROD for two operable units and an interim remedy for another operable unit. Remediation at this site is being managed by its current owner, to whom the Company sold the property in 1980. The Company is contractually obligated to contribute up to five percent of the environmental response costs incurred by the current owner with no limitation on the ultimate amount of contributions. The Company had paid the current owner $4.3 million for the Company's portion of environmental response costs at the Wilmington site through December 31, 2025. The Company has recorded a liability for its portion of the estimated remediation costs for the site. Depending on the ultimate cost of the remediation at this site, the amount for which the Company is liable could differ materially from the current recorded liability. On July 29, 2022, the Company and other potentially responsible parties were notified of a possible joint claim by federal and state trustees for alleged natural resource damages related to the Wilmington site. The alleged damages may result in a range of possible penalties and the Company recorded a liability for this matter during the first quarter of 2024. Depending on the ultimate resolution of this matter, the amount for which the Company is liable could differ materially from the current recorded liability.

Millsdale Site

On March 26, 2024, the Company received a Notice and Finding of Violation from the USEPA alleging violations of air regulations at the Company's Elwood, Illinois (Millsdale) facility. The notice alleges violations related to operating parameters and air emission requirements. The notice does not state whether the USEPA intends to pursue financial penalties or operational remedies. The alleged violations may result in a range of possible penalties; however, at this stage of the matter, the Company is unable to predict the ultimate outcome or what impact, if any, the outcome might have on the Company's financial position, results of operations or cash flows.

Other U.S. Sites

Through the regular environmental monitoring of its plant production sites, the Company discovered levels of chemical contamination that were above thresholds allowed by law at its Elwood, Illinois (Millsdale) and Fieldsboro, New Jersey plants. The Company voluntarily reported its results to the applicable state environmental agencies. As a result, the Company is required to perform self-remediation of the affected areas. Based on current information, the Company believes that its recorded liability for the remediation of the affected areas is appropriate based on an estimate of expected costs. However, actual costs could differ materially from the current recorded liability.

Brazil Tax Rescission Action

In March 2017, the Brazil Supreme Court ruled that ICMS (State VAT) does not represent a Company's revenue and should not be included in the calculation basis of certain indirect taxes (PIS/COFINS). Based on the Supreme Court's decision, the Company's Brazilian subsidiary filed a lawsuit on March 23, 2017 to recover PIS/COFINS overpayments. The Company's recovery case was successful and became final in November 2018. In May 2021, the Brazil Supreme Court modulated its original decision so that only taxpayers that had filed lawsuits before March 15, 2017, should recover prior PIS/COFINS overpayments. On June 12, 2023, the

Brazil National Treasury filed a rescission action against the Company's Brazilian subsidiary to rescind its use of the PIS/COFINS tax credits for the period from March 23, 2012, to March 15, 2017. In September and October 2024, the Brazil Superior Court and Supreme Court, respectively, ruled that the generally held two-year "res judicata" principle would start from the May 2021 ruling and not the final ruling in prior taxpayer cases (e.g., November 30, 2018, for the Company's case). Based on current information, the Company believes that its recorded liability is reasonable; however, depending on the ultimate resolution of this matter, the amount for which the Company is liable could differ materially from the current recorded liability.

Other Matters

On March 19, 2025, the Company received a pre-filing notice from USEPA for alleged violations of the Federal Insecticide, Fungicide, and Rodenticide Act (FIFRA) associated with certain of the Company's biocide products sold by a licensed distributor. USEPA assessed a civil penalty of $1.1 million, which the Company paid on July 2, 2025. During the second half of 2025, the Company recovered $1.0 million of the USEPA penalty from third parties.

Item 4. Mine Safety Disclosures

Not Applicable.

PART II

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

(a) The Company's common stock is listed and traded on the New York Stock Exchange under the symbol SCL.

As of January 31, 2026, there were 1,952 holders of record of the Company's common stock. This number does not include beneficial owners whose shares are held by banks, brokers and other institutions holding shares of the Company's common stock on behalf of their customers.

(b) Below is a summary by month of shares purchases by the Company during the fourth quarter of 2025:

Period	Total Number of Shares Purchased	Average Price Paid per Share	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs [1]	Approximate Dollar Value of Shares That May Yet be Purchased Under the Plans or Programs [1]
October	—	$ —	—	$ 125,050,905
November	75 [2]	$ 46.62	—	$ 125,050,905
December	2,202 [2]	$ 47.08	—	$ 125,050,905
Total	2,277	$ 47.07	—	$ 125,050,905

(1) On October 20, 2021, the Company announced that its Board of Directors had authorized the Company to repurchase up to $150,000,000 of its outstanding common stock. Under this program, which does not have an expiration date, repurchases may be made from time to time through open market transactions, privately negotiated transactions or a combination of the foregoing, subject to applicable laws.

(2) Consists of shares of Company common stock tendered by employees to settle statutory withholding taxes related to the distribution of restricted stock units.

(c) Stock Performance Graph

The following stock performance graph compares the yearly change since December 31, 2020, in cumulative return on the common stock of the Company on a dividend reinvested basis to the Dow Jones Chemical Industry Index and the Russell 2000 Index. The Dow Jones Chemical Industry Index is a market-capitalization weighted grouping of 35 chemical companies, including major manufacturers of both basic and specialty products. The Company is not included in the Dow Jones Chemical Industry Index. The Russell 2000 Index is a market-capitalization weighted grouping of 2,000 small to medium sized companies in a broad range of industries. The Company has been included in the Russell 2000 Index since 1992. The graph assumes $100 was invested on December 31, 2020 and shows the cumulative total return as of each December 31 thereafter.



	2020	2021	2022	2023	2024	2025
			Cumulative Value at December 31*			
Stepan Company	$100,00	$105,24	$91,30	$82,40	$57,43	$43,30
Dow Jones Chemical Industry Index	$100,00	$123,54	$112,10	$122,60	$118,84	$115,89
Russell 2000 Index	$100,00	$114,82	$91,35	$106,82	$119,14	$134,40

* Assumes $100,00 invested on December 31, 2020, in Stepan Company Stock, Dow Jones Chemical Industry Index and Russell 2000 Index,

Item 6. (Removed and Reserved)

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

The following is management's discussion and analysis (MD&A) of certain significant factors that have affected the Company's financial condition and results of operations during the annual periods included in the accompanying consolidated financial statements.

Presentation of Information

The discussion that follows includes a comparison of the Company's results of operations and liquidity and capital resources for the fiscal years ended December 31, 2024 and 2025. For a discussion of changes from the fiscal year ended December 31, 2023 to the fiscal year ended December 31, 2024, refer to "Management's Discussion and Analysis of Financial Condition and Results of Operations" in Part II, Item 7 of the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2024 (filed February 27, 2025).

Overview

The Company produces and sells intermediate chemicals that are used in a wide variety of applications worldwide. The overall business is comprised of three reportable segments:

Surfactants - Surfactants, which accounted for 71 percent of the Company's consolidated net sales in 2025, are principal ingredients in consumer and industrial cleaning and disinfection products such as detergents for washing clothes, dishes, carpets, floors and walls, as well as shampoos and body washes. Other applications include fabric softeners, germicidal quaternary compounds, disinfectants, lubricating ingredients, emulsifiers for spreading agricultural products and industrial applications such as latex systems, plastics and composites. Surfactants are manufactured at five sites in the United States, two European sites (United Kingdom and France), five Latin American sites (one site in Colombia and two sites in each of Brazil and Mexico) and one Asian site (Singapore).

- During the fourth quarter of 2025, the Company completed the sale of its Stepan Philippines Quaternaries, Inc. (SPQI) manufacturing assets located in Bauan, Batangas, Philippines to Masurf, Inc, a subsidiary of Musim Mas Holdings Pte. Ltd. As part of the transaction, SPQI entered into a tolling agreement with Masurf, Inc. for the continued service of SPQI customers in Southeast Asia. See Note 20, *Sales of Assets,* of the notes to the Company's consolidated financial statements (included in Item 8 of this Form 10-K) for more details.

- During the fourth quarter of 2025, the Company successfully closed on the sale of its manufacturing assets located in Lake Providence, Louisiana. This transaction followed the Company's sale of its SPQI manufacturing assets in the Philippines, representing the Company's ongoing footprint optimization efforts and focus on core growth opportunities. See Note 20, *Sales of Assets,* of the notes to the Company's consolidated financial statements (included in Item 8 of this Form 10-K) for more details.

Polymers - Polymers, which accounted for 25 percent of consolidated net sales in 2025, include polyurethane polyols, polyester resins and phthalic anhydride. Polyurethane polyols are used in the manufacture of rigid foam for thermal insulation in the construction industry and are also a base raw material for coatings, adhesives, sealants and elastomers (collectively, CASE products). Powdered polyester resins are used in coating applications. CASE and powdered polyester resins are collectively referred to as specialty polyols. Phthalic anhydride is used in unsaturated polyester resins, alkyd resins and plasticizers for applications in construction materials and components of automotive, boating and other consumer products. In addition, the Company uses phthalic anhydride internally in the production of polyols. In the United States, polyurethane polyols are manufactured at the Company's Elwood, Illinois (Millsdale) and Wilmington, North Carolina sites. Phthalic anhydride is manufactured at the Company's Millsdale site and specialty polyols are manufactured at the Company's Columbus, Georgia, site. In Europe, polyurethane polyols are manufactured at the Company's plants in Germany and the Netherlands and specialty polyols are manufactured at the Company's Poland site. In Asia, polyurethane polyols and specialty polyols are manufactured at the Company's Nanjing, China, plant.

Specialty Products – Specialty products, which accounted for four percent of consolidated net sales in 2025, include flavors, emulsifiers and solubilizers used in food, flavoring, nutritional supplement and pharmaceutical applications. Specialty products are primarily manufactured at the Company's Maywood, New Jersey site.

Deferred Compensation Plans

The accounting for the Company's deferred compensation plans can cause period-to-period fluctuations in Company income and expenses. Compensation expense is recognized when the value of the Company's common stock and mutual fund investment assets held for the plans increase, and compensation income is recognized when the value of the Company's common stock and mutual fund investment assets decline. The pretax effect of all deferred compensation-related activities (including realized and unrealized gains and losses on the mutual fund assets held to fund deferred compensation obligations) and the income statement line items in which the effects of the activities were recorded are displayed in the following tables:

	Income (Expense) For the Year Ended December 31,		Change	
(In millions)	2025	2024		
Deferred Compensation (Operating expenses)	$ (2.2)	$ (2.2)	$ —	[1]
Investment Income (Other, net)	0.9	1.3	(0.4)	
Realized/Unrealized Gains on Investments (Other, net)	1.9	3.3	(1.4)	
Pretax Income Effect	$ 0.6	$ 2.4	$ (1.8)	

	Income (Expense) For the Year Ended December 31,		Change	
(In millions)	2024	2023		
Deferred Compensation (Operating expenses)	$ (2.2)	$ (4.4)	$ 2.2	[1]
Investment Income (Other, net)	1.3	0.8	0.5	
Realized/Unrealized Gains on Investments (Other, net)	3.3	4.3	(1.0)	
Pretax Income Effect	$ 2.4	$ 0.7	$ 1.7	

(1) See the *Segment Results – Corporate Expenses* section of this MD&A for details regarding the period-over-period changes in deferred compensation.

Below are the year-end Company common stock market prices used in the computation of deferred compensation income and expense:

	December 31			
	2025	2024	2023	2022
Company Stock Price	$ 47.36	$ 64.70	$ 94.55	$ 106.46

Effects of Foreign Currency Translation

The Company's foreign subsidiaries transact business and report financial results in their respective local currencies. As a result, foreign subsidiary income statements are translated into U.S. dollars at average foreign exchange rates appropriate for the reporting period. Because foreign exchange rates fluctuate against the U.S. dollar over time, foreign currency translation affects year-over-year comparisons of financial statement items (i.e., because foreign exchange rates fluctuate, similar year-over-year local currency results for a foreign subsidiary may translate into different U.S. dollar results). The following tables present the effects that foreign currency translation had on the year-over-year changes in consolidated net sales and various income statement line items for 2025 compared to 2024 and 2024 compared to 2023:

	For the Year Ended December 31,		Increase (Decrease)	Increase (Decrease) Due to Foreign Currency Translation
(In millions)	2025	2024		
Net Sales	$ 2,332.1	$ 2,180.3	$ 151.8	$ 4.6
Gross Profit	269.9	272.2	(2.3)	(0.4)
Operating Income	78.5	70.5	8.0	(0.8)
Pretax Income	59.9	60.4	(0.5)	(1.1)

24

(In millions)	For the Year Ended December 31,		Increase (Decrease)	Increase (Decrease) Due to Foreign Currency Translation
	2024	2023		
Net Sales	$ 2,180.3	$ 2,325.8	$ (145.5)	$ (2.5)
Gross Profit	272.2	277.6	(5.4)	(1.0)
Operating Income	70.5	58.6	11.9	(0.8)
Pretax Income	60.4	48.4	12.0	0.1

Results of Operations

2025 Compared with 2024

Summary

Net income in 2025 decreased $3.5 million, or seven percent, to $46.9 million, or $2.05 per diluted share, from $50.4 million, or $2.20 per diluted share in 2024. Adjusted net income was $41.7 million, or $1.82 per diluted share in 2025 versus $50.5 million, or $2.20 per diluted share in 2024 (see the "Reconciliation of Non-GAAP Adjusted Net Income and Diluted Earnings per Share" section of this MD&A for a reconciliation between reported net income and reported earnings per diluted share and non-GAAP adjusted net income and adjusted earnings per diluted share). Earnings before interest, taxes, depreciation and amortization (EBITDA) were $208.0 million in 2025, up 11 percent, versus $186.9 million in 2024. Adjusted EBITDA was $198.9 million in 2025, up six percent, versus $187.0 million in 2024. (See the "Reconciliation of non-GAAP EBITDA and Adjusted EBITDA" section of this MD&A for a reconciliation between reported operating income and non-GAAP EBITDA and Adjusted EBITDA). Below is a summary discussion of the major factors leading to the changes in net sales, expenses and income in 2025 compared to 2024. A detailed discussion of segment operating performance for 2025, compared to 2024, follows the summary.

Consolidated net sales increased $151.8 million, or seven percent, between years. Higher average selling prices positively impacted the year-over-year change in net sales by $130.7 million. The increase in average selling prices was mainly attributable to the pass-through of higher raw material costs and more favorable product mix. Consolidated sales volume increased one percent and positively impacted the year-over-year change in net sales by $16.5 million. Consolidated sales volume, excluding the impact of the Philippines asset divestiture, increased two percent. Polymer and Specialty Products sales volume increased eight percent and 15 percent, respectively. Surfactant sales volume decreased two percent. Foreign currency translation favorably impacted the year-over-year change in net sales by $4.6 million, primarily due to a weaker U.S. dollar against the European euro, British pound sterling and Polish zloty, partially offset by a stronger U.S. dollar against the Mexican peso and Brazilian real.

Operating income in 2025 increased $8.1 million, or 11 percent, versus operating income in 2024. Polymer and Specialty Products operating income increased $2.6 million and $4.7 million, respectively, year-over-year. Surfactant operating income decreased $18.2 million in 2025 versus 2024. Corporate expenses, including deferred compensation, environmental remediation, a $6.2 million goodwill impairment charge and $15.9 million of gains recognized on the sale of assets, decreased $19.0 million, or 25 percent, year-over-year. Prior year corporate expenses included a $6.8 million charge associated with an external criminal social engineering fraud scheme. Foreign currency translation had a $0.8 million negative impact on operating income year-over-year.

Operating expenses (including deferred compensation, a goodwill impairment charge and gains on the sale of assets) decreased $10.4 million, or five percent, year-over-year. Changes in the individual income statement line items that comprise the Company's operating expenses were as follows:

- Selling expenses increased $3.1 million, or seven percent, between years primarily due to higher salaries, fringe benefits and bad debt provision expense in 2025 versus 2024.

- Administrative expenses decreased $7.5 million, or eight percent, year-over-year primarily due to the non-recurrence of a $6.8 million charge related to an external criminal social engineering fraud scheme and the non-recurrence of CEO transition expenses incurred in 2024.

- Research, development and technical service (R&D) expenses increased $3.6 million, or six percent, year-over-year primarily due to higher salaries and fringe benefits.

- Deferred compensation was $2.2 million of expense in both 2025 and 2024. See the *Overview* and *Segment Results - Corporate Expenses* sections of this MD&A for further details.

- The Company recorded a $6.2 million goodwill impairment expense, related to its Mexican reporting unit, in 2025. The Company did not incur any goodwill impairment expense in 2024. See Note 4, *Goodwill and Other Intangible Assets*, of the notes to the Company's consolidated financial statements (included in Item 8 of this Form 10-K) for additional details.

- During the fourth quarter of 2025, the Company completed the sale of its Stepan Philippines Quaternaries, Inc. (SPQI) manufacturing assets located in Bauan, Batangas, Philippines to Masurf, Inc, a subsidiary of Musim Mas Holdings Pte. Ltd. As part of the transaction, SPQI entered into a tolling agreement with Masurf, Inc. for the continued service of SPQI customers in Southeast Asia. The gain recognized on the sale of the assets was $5.1 million. See Note 20, *Sales of Assets,* of the notes to the Company's consolidated financial statements (included in Item 8 of this Form 10-K) for more details.

- During the fourth quarter 2025, the Company successfully closed on the sale of its manufacturing assets located in Lake Providence, Louisiana. This transaction followed the Company's divestiture of its plant in the Philippines, representing the Company's ongoing footprint optimization efforts and focus on core growth opportunities. The gain recognized on the sale was $10.8 million. See Note 20, *Sales of Assets,* of the notes to the Company's consolidated financial statements (included in Item 8 of this Form 10-K) for more details.

Net interest expense in 2025 increased $7.9 million, or 56 percent, versus the prior year. This increase was primarily attributable to lower U.S. capitalized interest income recognized in 2025 as the Company's new specialty alkoxylation facility in Pasadena, Texas started up in April 2025.

Other, net was $3.5 million of income in 2025 versus $4.1 million of income in 2024. The Company recognized $2.8 million of investment gains (including realized and unrealized gains and losses) for the Company's deferred compensation and supplemental defined contribution mutual fund assets in 2025 compared to $4.6 million of investment gains in 2024. In addition, the Company recognized $0.2 million of foreign exchange gains in 2025 versus $1.4 million of foreign exchange losses in 2024. The Company also recognized $0.5 million of net periodic pension and other retirement obligations income in 2025 versus $1.0 million of income in 2024.

The Company's effective tax rate was 21.7 percent in 2025 versus 16.7 percent in 2024. The increase of the 2025 effective tax rate was primarily attributable to a favorable non-recurring deferred tax adjustment in 2024 related to two of the Company's Latin America subsidiaries and a decrease in the amount of qualified tax credits year-over-year. These two items were partially offset by the Company settling an audit in one jurisdiction earlier in 2025. See Note 9, *Income Taxes*, of the notes to the Company's consolidated financial statements (included in Item 8 of this Form 10-K) for a reconciliation of the statutory U.S. federal income tax rate to the effective tax rate.

Segment Results

(In thousands) Net Sales	For the Year Ended December 31,		Increase (Decrease)	Percent Change
	2025	2024		
Surfactants	$ 1,665,983	$ 1,532,115	$ 133,868	9
Polymers	584,477	584,905	(428)	0
Specialty Products	81,654	63,254	18,400	29
Total Net Sales	$ 2,332,114	$ 2,180,274	$ 151,840	7

(In thousands) Operating Income	For the Year Ended December 31,		Increase (Decrease)	Percent Change
	2025	2024		
Surfactants	$ 67,358	$ 85,618	$ (18,260)	-21
Polymers	43,265	40,623	2,642	7
Specialty Products	25,640	20,908	4,732	23
Segment Operating Income	$ 136,263	$ 147,149	$ (10,886)	-7
Corporate Expenses, Excluding Deferred Compensation	55,559	74,514	(18,955)	-25
Deferred Compensation Expense	2,155	2,155	—	0
Total Operating Income	$ 78,549	$ 70,480	$ 8,069	11

Surfactants

Surfactant net sales in 2025 increased $133.9 million, or nine percent, versus the prior year. Higher average selling prices favorably impacted the change in net sales by $167.2 million. The higher average selling prices were primarily due to the pass-through of higher raw material costs and more favorable product mix. Sales volume decreased two percent and unfavorably impacted the change in net sales by $27.7 million. Sales volume, excluding the impact of the Philippines asset divestiture, decreased one percent. Foreign currency translation had a $5.6 million unfavorable impact on the year-over-year change in net sales. A year-over-year comparison of net sales by region follows:

(In thousands)	For the Year Ended December 31,		Increase (Decrease)	Percent Change
	2025	2024		
North America	$ 954,055	$ 894,105	$ 59,950	7
Europe	306,994	263,841	43,153	16
Latin America	357,053	319,438	37,615	12
Asia	47,881	54,731	(6,850)	-13
Total Surfactants Segment	$ 1,665,983	$ 1,532,115	$ 133,868	9

Net sales for North American operations increased $60.0 million, or seven percent, between years. Higher average selling prices had a $62.4 million favorable impact on the year-over-year change in net sales. The higher average selling prices were primarily due to the pass-through of higher raw material costs and more favorable product mix. Sales volume declined less than one percent and negatively impacted the change in net sales by $1.6 million. Lower demand for products sold into the consumer products end markets was largely offset by higher demand for products sold into the agricultural and oilfield end markets and to our distribution partners. Foreign currency translation negatively impacted the change in net sales by $0.8 million.

Net sales for European operations increased $43.2 million, or 16 percent, primarily due to higher average selling prices, which had a $34.7 million positive impact on the change in net sales. The higher average selling prices were primarily due to the pass-through of higher raw material costs and more favorable product mix. Sales volume decreased one percent and negatively impacted the change in net sales by $2.6 million. Lower demand for products sold into the consumer products end markets and to our distribution partners was largely offset by higher demand for products sold into the agricultural and oilfield end markets. Foreign currency translation positively impacted the year-over-year change in net sales by $11.1 million. A weaker U.S. dollar relative to the British pound sterling and European euro led to the favorable foreign currency translation effect.

Net sales for Latin American operations increased $37.6 million, or 12 percent, primarily due to higher average selling prices that positively impacted the year-over-year change in net sales by $61.5 million. The higher average selling prices primarily reflect more favorable product mix and the pass-through of higher raw material costs. Sales volume decreased three percent and negatively impacted the change in net sales by $8.1 million. The decrease in sales volume was primarily due to lower demand for products sold into the commodity laundry and cleaning end markets that was partially offset by higher demand for products sold into the industrial cleaning and personal care end markets. A stronger U.S. dollar relative to all currencies within the region led to a $15.8 million unfavorable foreign currency translation effect.

Net sales for Asian operations decreased $6.9 million, or 13 percent, year-over-year. An 18 percent decline in sales volume had a $9.8 million unfavorable impact on the year-over-year change in net sales. The lower sales volume was mainly due to the SPQI asset divestiture in the Philippines. Higher average selling prices had a $3.0 million favorable impact on the year-over-year change in net sales and foreign currency translation negatively impacted the change in net sales by $0.1 million.

Surfactant operating income for 2025 decreased $18.3 million, or 21 percent, between years. Gross profit decreased $11.4 million, or six percent, and operating expenses increased $6.8 million, or seven percent. Year-over-year comparisons of gross profit by region and total segment operating expenses and operating income follow:

(In thousands)		For the Year Ended December 31,			Increase (Decrease)	Percent Change
		2025		2024		
Gross Profit and Operating Income						
North America	$	80,558	$	100,603	$ (20,045)	-20
Europe		36,507		32,031	4,476	14
Latin America		41,240		40,344	896	2
Asia		10,345		7,115	3,230	45
Surfactants Segment Gross Profit	$	168,650	$	180,093	$ (11,443)	-6
Operating Expenses		101,292		94,475	6,817	7
Surfactants Segment Operating Income	$	67,358	$	85,618	$ (18,260)	-21

Gross profit for North American operations decreased $20.0 million, or 20 percent, versus the prior year primarily due to lower average unit margins. The lower average unit margins negatively impacted the year-over-year change in gross profit by $19.8 million and were primarily attributable to higher expenses associated with the start-up of the Company's new alkoxylation facility in Pasadena, Texas, higher oleochemical raw material costs and an environmental reserve adjustment related to the Company's Elwood, Illinois site. A slight decline in sales volume negatively impacted the year-over-year change in gross profit by $0.2 million.

Gross profit for European operations increased $4.5 million, or 14 percent, primarily due to higher average unit margins and the favorable impact of foreign currency translation. These items positively impacted the year-over-year change in gross profit by $3.4 million and $1.4 million, respectively. The higher average unit margins primarily reflect a more favorable product mix. A one percent decrease in sales volume negatively impacted the year-over-year change in gross profit by $0.3 million.

Gross profit for Latin American operations increased $0.9 million, or two percent, primarily due to higher average unit margins. The higher average unit margins positively impacted the year-over-year change in gross profit by $4.5 million and primarily reflect a more favorable product mix. A three percent decrease in sales volume and the unfavorable impact of foreign currency translation negatively impacted the change in gross profit by $1.0 million and $2.6 million, respectively.

Gross profit for Asian operations increased $3.2 million or 45 percent, year-over-year primarily due to higher average unit margins. The higher average unit margins favorably impacted the year-over-year change in gross profit by $4.5 million. An 18 percent decline in sales volume negatively impacted the year-over-year change in gross profit by $1.3 million.

Operating expenses for the Surfactant segment increased $6.8 million, or seven percent, year-over-year. Most of this increase was attributable to higher salaries, fringe benefits and bad debt provision expense in 2025 versus 2024.

Polymers

Polymer net sales in 2025 decreased $0.4 million versus the prior year. An eight percent increase in sales volume and the favorable impact of foreign currency translation positively impacted the change in net sales by $48.7 million and a $9.7 million, respectively. Lower average selling prices negatively impacted the year-over-year change in net sales by $58.8 million. A comparison of net sales by region follows:

(In thousands)		For the Year Ended December 31,			Increase (Decrease)	Percent Change
		2025		2024		
North America	$	314,474	$	289,777	$ 24,697	9
Europe		223,317		246,529	(23,212)	-9
Asia and Other		46,686		48,599	(1,913)	-4
Total Polymers Segment	$	584,477	$	584,905	$ (428)	0

Net sales for North American operations increased $24.7 million, or nine percent, primarily due to a 20 percent increase in sales volume which positively impacted the year-over-year change in net sales by $57.6 million. Sales volume within the commodity phthalic anhydride business more than doubled mainly due to the market exit of a competitor and the non-recurrence of operational issues at the Company's Elwood, Illinois (Millsdale) site during 2024. Sales volume of polyols used in rigid foam applications and

specialty polyols increased one and four percent, respectively, year-over-year. Lower average selling prices negatively impacted the year-over-year change in net sales by $32.9 million. The lower average selling prices primarily reflect the pass-through of lower raw material costs and less favorable product mix.

Net sales for European Polymer operations decreased $23.2 million, or nine percent, year-over-year. Lower average selling prices and a one percent decline in sales volume negatively impacted the year-over-year change in net sales by $30.2 million and $2.7 million, respectively. The lower average selling prices were mainly due to pass-through of lower raw material costs and increased competitive activity. Foreign currency translation positively impacted the change in net sales by $9.7 million. A weaker U.S. dollar relative to the Polish zloty and British pound sterling led to the favorable foreign currency translation effect.

Net sales for Asian and Other operations decreased $1.9 million, or four percent, primarily due to lower average selling prices. Lower average selling prices negatively impacted the year-over-year change in net sales by $1.7 million. Sales volume was down less than one percent and negatively impacted the change in net sales by $0.2 million. The slight decrease in sales volume reflects lower demand for polyols used in rigid foam applications that was mostly offset by higher demand for specialty polyols resulting from the Company's product diversification efforts.

Polymer operating income for 2025 increased $2.6 million, or seven percent, versus operating income for 2024. Gross profit increased $3.6 million, or five percent, and operating expenses were up $1.0 million, or four percent, year-over-year. Year-over-year comparisons of gross profit by region and total segment operating expenses and operating income follow:

	For the Year Ended December 31,		Increase (Decrease)	Percent Change
(In thousands)	2025	2024		
Gross Profit and Operating Income				
North America	$ 34,704	$ 28,954	$ 5,750	20
Europe	27,334	32,119	(4,785)	-15
Asia and Other	9,567	6,930	2,637	38
Polymers Segment Gross Profit	$ 71,605	$ 68,003	$ 3,602	5
Operating Expenses	28,340	27,380	960	4
Polymers Segment Operating Income	$ 43,265	$ 40,623	$ 2,642	7

Gross profit for North American operations increased $5.8 million, or 20 percent, year-over-year. The 20 percent increase in sales volume accounted for the year-over-year gross profit change. Average unit margins were constant between years.

Gross profit for European operations decreased $4.8 million, or 15 percent, year-over-year. This decrease was primarily due to lower average unit margins and a one percent decrease in sales volume. These items negatively impacted the change in gross profit by $5.4 million and $0.4 million, respectively. The lower average unit margins primarily reflect increased competitive activity in the region. Foreign currency translation positively impacted the year-over-year change in gross profit by $1.0 million.

Gross profit for Asia and Other operations increased $2.6 million, or 38 percent, primarily due to higher average unit margins that positively impacted the change in gross profit by $2.7 million. The higher average unit margins reflect more favorable product mix resulting from the Company's diversification efforts.

Operating expenses for the Polymers segment increased $1.0 million, or four percent, year-over-year primarily due to higher salaries.

Specialty Products

Specialty Products net sales in 2025 increased $18.4 million, or 29 percent, versus net sales in 2024. The year-over-year increase in net sales was due to higher average selling prices and a 15 percent increase in sales volume. Gross profit and operating income increased $5.0 million and $4.7 million, respectively. The year-over-year increases in gross profit and operating income were mostly attributable to higher sales volume within the medium chain triglycerides (MCT) product line.

Corporate Expenses

Corporate expenses, which include deferred compensation and other operating expenses that are not allocated to the reportable segments, decreased $19.0 million, or 25 percent, between years. This decrease was mainly due to the non-recurrence of a $6.8 million pre-tax charge, related to a criminal social engineering fraud scheme, recognized in 2024 (see Note 24, *Other Matter*, of the notes to the Company's consolidated financial statements included in Item 8 of this Form 10-K). In addition, during the fourth quarter

of 2025, the Company recorded $15.9 million of gains on the sale of assets that were not attributed to any segments (see Note 20, *Sales of Assets*, of the notes to the Company's consolidated financial statements included in Item 8 of this Form 10-K). Partially offsetting the above, the Company recorded a $6.2 million goodwill impairment charge during the fourth quarter 2025 (see Note 4, *Goodwill and Other Intangibles*, of the notes to the Company's consolidated financial statements included in Item 8 of this Form 10-K). Deferred compensation expenses were $2.2 million in both 2025 and in 2024. The following table presents the period-end Company common stock market prices used in the computation of deferred compensation income/expense in 2025, 2024 and 2023:

	December 31			
	2025	2024	2023	2022
Company Stock Price	$ 47.36	$ 64.70	$ 94.55	$ 106.46

Liquidity and Capital Resources

Overview

Historically, the Company's principal sources of liquidity have included cash flows from operating activities, available cash and cash equivalents and the proceeds from debt issuance and borrowings under credit facilities. The Company's principal uses of cash have included funding operating activities, capital investments and acquisitions. The Company's generation of cash from operations, cash on hand, committed credit facilities and ability to access capital markets are expected to meet the Company's short-term and long-term cash requirements for working capital, capital expenditures, debt maturities, contributions to pension plans, dividend distributions to stockholders, share repurchases and other needs.

For 2025, cash generated from operating activities was a cash source of $147.9 million versus a source of $162.1 million in 2024. For 2025, investing cash outflows were $89.0 million versus cash outflows of $116.9 million in 2024. Financing activities were a cash use of $35.4 million in 2025 versus a cash use of $64.5 million in 2024. Cash and cash equivalents increased by $33.0 million compared to December 31, 2024, inclusive of a $9.6 million favorable foreign exchange rate impact.

As of December 31, 2025, the Company's cash and cash equivalents totaled $132.7 million including $13.8 million in money market funds and $2.4 million in U.S. demand deposit accounts. Cash and cash equivalents of the Company's non-U.S. subsidiaries held outside the U.S. totaled $116.5 million as of December 31, 2025. As of December 31, 2024, the Company's cash and cash equivalents totaled $99.7 million. Cash in U.S. demand deposit accounts and money market funds totaled $1.2 million and $12.6 million, respectively. The Company's non-U.S. subsidiaries held $85.9 million of cash outside the United States as of December 31, 2024.

Operating Activities

Net income decreased $3.5 million, or seven percent, in 2025 versus the prior year. Working capital was a cash use of $15.8 million in 2025 versus a cash source of $5.8 million in 2024.

Accounts receivable were a cash source of $23.7 million in 2025 compared to a cash source of $9.0 million in 2024. Inventories were a cash source of $0.5 million in 2025 versus a cash use of $37.2 million in 2024. Accounts payable and accrued liabilities were a cash use of $32.7 million in 2025 compared to a cash source of $34.0 million in 2024.

Working capital requirements were higher in 2025 compared to 2024 primarily due to the changes noted above. The change in inventories working capital primarily reflects the Company's efforts to reduce inventory levels during 2025. The change in accounts payable and accrued liabilities largely reflects a reduction in raw material purchases due to the Company's inventory reduction efforts in 2025. It is management's opinion that the Company's liquidity is sufficient to provide for working capital requirements during 2026.

Investing Activities

Cash used for investing activities decreased $27.9 million year-over-year and was primarily due to $26.6 million of cash proceeds from the sales of assets in 2025. Cash used for capital expenditures was $122.5 million in 2025 versus $122.8 million in 2024.

For 2026, the Company estimates that total capital expenditures will be in the range of $100.0 million to $110.0 million.

Financing Activities

Cash flow from financing activities was a use of $35.4 million in 2025 versus a use of $64.5 million in 2024. The year-over-year change was primarily due to the issuance of $75.0 million aggregate principal amount of senior unsecured notes in 2025, partially offset by lower borrowings against the Company's revolving credit facility in 2025 versus 2024.

The Company purchases shares of its common stock in the open market or from its benefit plans from time to time to fund its own benefit plans and to mitigate the dilutive effect of new shares issued under its compensation plans. The Company may, from time to time, seek to purchase additional amounts of its outstanding equity and/or retire debt securities through cash purchases and/or exchanges for other securities, in open market purchases, privately negotiated transactions or otherwise, including pursuant to plans meeting the requirements of Rule 10b5-1 promulgated by the SEC. While the amounts involved may be material, such repurchases or exchanges, if any, will depend on prevailing market conditions, the Company's liquidity requirements, contractual restrictions and other factors. During the twelve months ended December 31, 2025, the Company did not purchase any shares of its common stock on the open market. At December 31, 2025, the Company had $125.1 million remaining under the share repurchase program authorized by its Board of Directors.

Debt and Credit Facilities

Consolidated balance sheet debt increased $1.3 million, from $625.4 million on December 31, 2024 to $626.7 million on December 31, 2025, primarily due to the issuance of $75.0 million aggregate principal amount of senior unsecured notes during the second quarter of 2025, mostly offset by scheduled debt repayments and lower borrowings against the Company's revolving credit facility. On May 21, 2025, pursuant to a note purchase and private shelf agreement dated as of June 10, 2021, Stepan issued and sold $37.5 million in aggregate principal amount of its 6.17% Senior Notes, Series 2025-A, due May 21, 2033 (the Series 2025-A Notes). On May 21, 2025, pursuant to a note purchase and master note agreement dated as of June 10, 2021, Stepan issued and sold $37.5 million in aggregate principal amount of its 6.17% Senior Notes, Series 2025-B, due May 21, 2033 (together with the Series 2025-A Notes, the Notes). The Notes will bear interest at a fixed rate of 6.17% with interest to be paid semi-annually. Principal amortization for the Notes is contractually scheduled with equal annual payments beginning on May 21, 2029 and on each May 21 thereafter to and including May 21, 2032, with the final outstanding principal balance due at maturity on May 21, 2033.

Net debt (which is defined as total debt minus cash – see the "Reconciliation of Non-GAAP Net Debt" section of this MD&A) was $494.0 million on December 31, 2025 versus $525.7 million at December 31, 2024. As of December 31, 2025, the ratio of net debt to net debt plus shareholders' equity was 28.0 percent versus 31.0 percent at December 31, 2024 (see the "Reconciliation of Non-GAAP Net Debt" section in this MD&A for further details). On December 31, 2025, the Company's debt included $324.0 million of unsecured notes, with maturities ranging from 2026 through 2033, that were issued to insurance companies in private placement transactions pursuant to note purchase agreements, an $83.8 million delayed-draw term loan borrowed pursuant to the Company's credit agreement and $218.9 million of short-term loans borrowed under the Company's revolving credit facility. As of December 31, 2025, the Company had outstanding letters of credit of $12.8 million, inclusive of $4.1 million issued under the Company's revolving credit facility. The proceeds from the note issuances have been the Company's primary source of long-term debt financing and are supplemented by borrowings under bank credit facilities to meet short and medium-term liquidity needs.

The Company's credit agreement (the Credit Agreement) with a syndicate of banks provides for credit facilities in an initial aggregate principal amount of $450.0 million, consisting of (a) a $350.0 million multi-currency revolving credit facility and (b) a $100.0 million delayed draw term loan credit facility ($16.2 million of the term loan principal has been permanently repaid as scheduled), each of which matures on June 24, 2027. The Company's credit agreement with Credit Industriel et Commercial NY (the CIC Credit Agreement) provides for a credit facility in an aggregate principal amount of $8.7 million. The facility is for the sole purpose of the issuance of standby letters of credit. As of December 31, 2025, the Company had outstanding letters of credit totaling $8.7 million under the CIC Credit Agreement. The Company also maintains import and export letters of credit and standby letters of credit under its workers' compensation insurance agreements and for other purposes, as needed from time to time, which are issued under the Credit Agreement. These outstanding letters of credit totaled $4.1 million at December 31, 2025.

The Company anticipates that cash from operations, committed credit facilities and cash on hand will be sufficient to fund anticipated capital expenditures, working capital, dividends and other planned financial commitments for the foreseeable future.

Certain foreign subsidiaries of the Company maintain short-term bank lines of credit in their respective local currencies to meet working capital requirements as well as to fund capital expenditures and acquisitions. At December 31, 2025, the Company's foreign subsidiaries did not have any outstanding debt.

The Company is subject to covenants under its material debt agreements that require the maintenance of minimum interest coverage and minimum net worth. These debt covenants also limit the incurrence of additional debt as well as the payment of dividends and repurchase of shares. Under the most restrictive of these debt covenants:

1. The Company is required to maintain a minimum interest coverage ratio, as defined within the agreements, of 3.50 to 1.00, for the preceding four calendar quarters.

2. The Company is required to maintain an existing maximum net leverage ratio, as defined within the agreements, not to exceed 3.50 to 1.00.

3. The Company is required to maintain net worth of at least $750.0 million.

4. The Company is permitted to pay dividends and purchase treasury shares after June 24, 2022, in amounts of up to $100.0 million plus 100 percent of net income and cash proceeds of stock option exercises, measured cumulatively beginning January 1, 2022. The maximum amount of dividends that could have been paid within this limitation is disclosed as unrestricted retained earnings in Note 6, *Debt*, of the notes to the Company's consolidated financial statements (included in Item 8 of this Form 10-K).

The Company believes it was in compliance with the covenants under its material debt agreements as of December 31, 2025.

Material Cash Requirements

At December 31, 2025, the Company's material cash requirements included the following contractual obligations (including estimated payments by period):

		Payments Due by Period			
(In thousands)	Total	Less than 1 year	1-3 years	3 – 5 years	More than 5 years
Total debt obligations [1]	$ 626,985	$ 285,735	$ 180,535	$ 80,000	$ 80,715
Interest payments on debt obligations [2]	45,221	$ 11,354	$ 17,533	$ 11,173	$ 5,161
Operating lease obligations [3]	71,850	17,072	21,623	15,517	17,638
Purchase obligations [4]	3,593	2,942	651	—	—
Other [5]	45,685	24,970	6,446	3,531	10,738
Total	$ 793,334	$ 342,073	$ 226,788	$ 110,221	$ 114,252

(1) Excludes unamortized debt issuance costs of $0.3 million.

(2) Interest payments on debt obligations represent interest on all Company debt at December 31, 2025. Future interest rates may change, and, therefore, actual interest payments could differ from those disclosed in the above table.

(3) The majority of operating lease obligations consist of railcar and real estate leases.

(4) Purchase obligations consist of raw material, utility and telecommunication service purchases made in the normal course of business.

(5) The "Other" category comprises deferred revenues that represent commitments to deliver products, estimated payments related to the Company's unfunded defined benefit supplemental executive and outside director pension plans, estimated payments (undiscounted) related to the Company's asset retirement obligations, environmental remediation payments for which amounts and periods can be reasonably estimated and income tax liabilities for which payments and periods can be reasonably estimated and payments related to the Company's voluntary early retirement plan.

The above table does not include $17.4 million of other non-current liabilities recorded on the balance sheet at December 31, 2025, as summarized in Note 15, *Other Non-Current Liabilities,* of the notes to the Company's consolidated financial statements (included in Item 8 of this Form 10-K). The significant non-current liabilities excluded from the table are defined benefit pension, deferred compensation, environmental and legal liabilities for which payment periods cannot be reasonably determined. In addition, deferred income tax liabilities are excluded from the table due to the uncertainty of their timing.

During the periods covered by this Form 10-K, the Company was not party to any off-balance sheet arrangements that have or are reasonably likely to have a material current or future effect on the Company's financial condition, revenues or expenses, results of operations, liquidity, cash requirements or capital resources.

Pension Plans

The Company sponsors a number of defined benefit pension plans, the most significant of which cover employees in the Company's U.S. and U.K. locations. The U.S. and U.K. plans are frozen, and service benefit accruals are no longer being made. The overfunded status (pretax) of the Company's U.S and U.K. defined benefit pension plans was $2.7 million at December 31, 2025, versus overfunded status (pretax) of $2.3 million at December 31, 2024. See Note 13, *Postretirement Benefit Plans*, of the notes to the Company's consolidated financial statements (included in Item 8 of this Form 10-K) for additional details.

The Company contributed $0.2 million to its U.S. defined benefit plans in 2025. U.K. did not make any defined benefit contributions to its plan in 2025. In 2026, the Company is planning to make $0.9 million contribution to the U.S. qualified defined benefit plans. In addition, the company expects to contribute $0.1 million to the unfunded non-qualified U.S. pension plans.

Letters of Credit

The Company maintains standby letters of credit under its workers' compensation insurance agreements and for other purposes as needed. The insurance letters of credit are renewed annually and amended to the amounts required by the insurance agreements. As of December 31, 2025, the Company had a total of $4.1 million of outstanding standby letters of credit from the Credit Agreement with the syndicate of banks and $8.7 million under CIC Credit Agreement.

Environmental and Legal Matters

The Company's operations are subject to extensive federal, state and local environmental laws and regulations and similar laws in the other countries in which the Company does business. Although the Company's environmental policies and practices are designed to ensure compliance with these laws and regulations, future developments and increasingly stringent environmental regulation may require the Company to make additional unforeseen environmental expenditures. The Company will continue to invest in the equipment and facilities necessary to comply with existing and future regulations. During 2025, the Company's expenditures for capital projects related to environmental matters were $9.8 million. These projects are capitalized and depreciated over their estimated useful lives, which are typically 10 years. Recurring costs associated with the operation and maintenance of facilities for waste treatment and disposal and managing environmental compliance in ongoing operations at the Company's manufacturing locations were $44.9 million for 2025, $51.3 million for 2024 and $38.3 million for 2023.

Over the years, the Company has received requests for information related to or has been named by the government authorities as a potentially responsible party at a number of sites where cleanup costs have been or may be incurred by the Company under CERCLA and similar state statutes. In addition, the Company is from time to time involved in routine legal proceedings incidental to the conduct of its business, including personal injury, property damage, tax, trade and labor matters. The Company believes that it has made adequate provisions for the costs it is likely to incur with respect to these claims. It is the Company's accounting policy to record liabilities when environmental assessments, remediation expenses or legal proceeding losses are probable, and the cost or range of possible costs can be reasonably estimated. When no amount within the range is a better estimate than any other amount, the minimum is accrued. Estimating the possible costs of environmental remediation requires making assumptions related to the nature and extent of contamination and the methods and resulting costs of remediation. Some of the factors on which the Company bases its estimates include information provided by decisions rendered by State and Federal environmental regulatory agencies, information provided by feasibility studies, and remedial action plans developed. After partial remediation payments at certain sites, the Company has estimated a range of possible environmental and legal losses of $19.3 million to $46.0 million at December 31, 2025, and $20.0 million to $44.5 million at December 31, 2024. Within the range of possible environmental and legal losses, management has currently concluded that no single amount is more likely to occur than any other amounts in the range and, thus, has accrued at the lower end of the range. The Company's environmental and legal accruals totaled $19.3 million at December 31, 2025 as compared to $20.0 million at December 31, 2024. During 2025, cash expenditures related to environmental remediation and certain other legal matters approximated $4.6 million compared to $7.0 million in 2024.

For certain sites, the Company has responded to information requests made by federal, state or local government agencies but has received no response confirming or denying the Company's stated positions. As such, estimates of the total costs, or range of possible costs, of remediation, if any, or the Company's share of such costs, if any, cannot be determined with respect to these sites. Consequently, the Company is unable to predict the effect thereof on the Company's financial position, cash flows and results of operations. Based on the Company's present knowledge with respect to its involvement at these sites, the possibility of other viable entities' responsibilities for cleanup, and the extended period over which any costs would be incurred, management believes that the Company has no material liability at these sites and that these matters, individually and in the aggregate, will not have a material effect on the Company's financial position.

See Item 3. *Legal Proceedings*, in this Form 10-K and Note 16, *Contingencies*, in the notes to the Company's consolidated financial statements (included in Item 8 of this Form 10-K) for a summary of the significant environmental proceedings related to certain sites.

Critical Accounting Estimates and Policies

The Company prepares its financial statements in accordance with accounting principles generally accepted in the United States of America (generally accepted accounting principles or GAAP). Preparation of financial statements in accordance with generally accepted accounting principles requires the Company to make estimates and assumptions that affect the reported amounts of assets, liabilities, income and expenses at the date of the financial statements and to provide disclosures of contingent assets, liabilities and related amounts of revenues and expenses during the reporting period. The following is a summary of the accounting policies the Company believes are the most important to aid in understanding its financial results:

Environmental Liabilities

It is the Company's accounting policy to record environmental liabilities when environmental assessments and/or remedial efforts are probable, and the cost or range of possible costs can be reasonably estimated. When no amount within a range of possible costs is a better estimate than any other amount, the minimum amount in the range is accrued. Estimating the possible costs of remediation requires making assumptions related to the nature and extent of contamination and the methods and resulting costs of remediation. Some of the factors on which the Company bases its estimates include information provided by discussions with and decisions rendered by State and Federal environmental regulatory agencies, information provided by feasibility studies, and remedial action plans developed.

Estimates for environmental liabilities are subject to potentially significant fluctuations as new facts emerge related to the various sites where the Company is exposed to liability for the remediation of environmental contamination. See the Environmental and Legal Matters section of this MD&A for discussion of the Company's recorded liabilities and range of cost estimates.

Goodwill

The Company's intangible assets include goodwill acquired as part of business or product line acquisitions. Goodwill represents the excess of cost over the fair value of net assets acquired in a business combination. Goodwill is not amortized but is tested for impairment on a reporting unit level. The Company's reporting units are typically defined as one level below operating segments and highly correlated to geographic regions. The Company tests goodwill for impairment annually (the Company conducts its goodwill impairment testing during the second quarter of each calendar year), or more frequently when events or changes in circumstances indicate it is more likely than not that the fair value of the reporting unit to which goodwill relates has declined below its carrying value. In this case, the Company would recognize an impairment charge for the amount by which the carrying value exceeds the reporting unit's fair value. Goodwill is evaluated for impairment using qualitative and/or quantitative testing procedures. The Company has the option to first perform qualitative testing to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying value. If the Company chooses not to complete a qualitative assessment for a given reporting unit, or if the initial assessment indicates that it is more likely than not that the estimated fair value of a reporting unit is less than its carrying value, additional quantitative testing is performed.

When estimating a reporting unit's fair value as part of the quantitative assessment, the Company uses a combination of market and income-based methodologies. The market approach uses a combination of EBITDA and EBITDA multiples to estimate a reporting unit's fair value. EBITDA multiples typically mirror similar businesses or comparative companies whose securities are actively traded in public markets. Significant degradation of either EBITDA or EBITDA multiples could result in a triggering event, requiring goodwill to be tested for impairment during an interim period. The income approach takes into consideration multiple variables, including forecasted sales volume and operating income, current industry and economic conditions, historical results and other elements to calculate the present value of future cash flows. The income approach fair value calculations include estimates of long-term growth rates and discount rates that are commensurate with the risks and uncertainty inherent in the respective reporting units. The Company reported goodwill and other intangible assets impairment expenses during 2023 and goodwill impairment expenses in 2025. See Note 4, *Goodwill and Other Intangible Assets*, of the notes to the Company's consolidated financial statements (included in Item 8 of this Form 10-K) for additional information.

At December 31, 2025, the Company conducted additional sensitivity analysis on certain assumptions used in the valuation of its European polymers reporting unit due to a decline in earnings. The decline in earnings was primarily due to slightly lower sales volume and unit margins. At December 31, 2025, the goodwill related to the European polymers reporting unit was $47.8 million. The Company used both market and income-based methodologies to assess the fair value of its European polymers reporting unit. Both approaches required the Company to make significant economic-related assumptions. Based on the Company's analysis, the fair value of the European polymers reporting unit was greater than its carrying value, and as a result, the Company did not record any

impairment charge as of December 31, 2025. Holding all other assumptions constant, a 100 basis point increase in the discount rate would not result in impairment nor would a 1.5 decrease in the multiple used in the market-based computation result in an impairment.

Net Operating Loss Carryforwards

As of December 31, 2025, the Company had approximately $32.0 million in net Deferred Tax Assets (DTAs). These DTAs include approximately $60.0 million related to U.S. Federal net operating loss (NOL) carryforwards that can be used to offset taxable income in future periods and reduce our income taxes payable in those future periods. One of the primary drivers of the 2025 NOL was the Pasadena, Texas facility assets being placed in service in 2025 which qualified for Bonus depreciation. While these U.S. Federal NOL carryforwards have an indefinite carryforward period with certain annual limitations, a valuation allowance is needed if projected future income is insufficient to utilize the NOLs. At this time, the Company considers it more likely than not that it will have sufficient taxable income in the future that will allow the Company to realize these DTAs. However, it is possible that some or all of these NOL carryforwards could ultimately remain unused. This could require a substantial valuation allowance which would materially increase the Company's income tax expense in the period the valuation allowance is recognized and materially adversely affect our results of operations and statement of financial condition.

Recent Accounting Pronouncements

See Note 1, *Summary of Significant Accounting Policies*, of the notes to the Company's consolidated financial statements (included in Item 8 of this Form 10-K) for information on recent accounting pronouncements which affect the Company.

Non-GAAP Reconciliations

The Company believes that certain non-GAAP measures, when presented in conjunction with comparable GAAP measures, are useful for evaluating the Company's performance and financial condition. Internally, the Company uses this non-GAAP information as an indicator of business performance and evaluates management's effectiveness with specific reference to these indicators. Management uses these non-GAAP financial measures to assist in analyzing what management views as the Company's core operating performance for purposes of business decision making. Management believes that presenting these non-GAAP financial measures provides investors with useful supplemental information because they (i) provide meaningful supplemental information regarding financial performance by excluding items affecting comparability between periods, (ii) permit investors to view performance using the same tools that management uses to budget, make operating and strategic decisions and evaluate the Company's core operating performance across periods, and (iii) otherwise provide supplemental information that may be useful to investors in evaluating the Company's financial results. In addition, the Company believes that the presentation of these non-GAAP financial measures, when considered together with the most directly comparable GAAP financial measures and the reconciliations to those GAAP financial measures, provides investors with additional tools to understand the factors and trends affecting the Company's underlying business than could be obtained absent these disclosures. These measures should be considered in addition to, not as substitutes for or superior to, measures of financial performance prepared in accordance with GAAP and there are limitations to using non-GAAP financial measures. For example, the non-GAAP financial measures presented in this Form 10-K may differ from similarly titled non-GAAP financial measures presented by other companies and other companies may not define these non-GAAP financial measures the same way as the Company does.

Reconciliations of Non-GAAP Adjusted Net Income and Diluted Earnings per Share

Management uses the non-GAAP adjusted net income metric to evaluate the Company's operating performance. Management excludes the items listed in the table below because they are non-operational items. The cumulative tax effect was calculated using the statutory tax rates for the jurisdictions in which the transactions occurred.

| | Twelve Months Ended December 31 | | | | | |
| | 2025 | | 2024 | | 2023 | |
(In millions, except per share amounts)	Net Income	Diluted EPS	Net Income	Diluted EPS	Net Income	Diluted EPS
Net Income Attributable to the Company as Reported	**$ 46.9**	**$ 2.05**	**$ 50.4**	**$ 2.20**	**$ 40.2**	**$ 1.75**
Deferred Compensation (Income) (including related investment activity)	(0.6)	(0.03)	(2.4)	(0.11)	(0.7)	(0.03)
Business Restructuring/Asset Impairment Expense and Loss on Asset Disposition	—	—	—	—	12.0	0.52
Goodwill and Other Intangibles Impairment Expense	6.2	0.27	—	—	2.00	0.09
Cash Settled Stock Appreciation Rights (Income)	—	—	—	—	(0.1)	—
Environmental Remediation Expenses	1.2	0.05	2.6	0.11	1.0	0.04
Gain on Sales of Assets	(15.9)	(0.69)	—	—	—	—
Cumulative Tax Effect on Above Adjustment Items	3.9	0.17	(0.1)	—	(3.7)	(0.16)
Adjusted Net Income	$ 41.7	$ 1.82	$ 50.5	$ 2.20	$ 50.7	$ 2.21

Reconciliations of Non-GAAP EBITDA and Adjusted EBITDA

Management uses the non-GAAP EBITDA and adjusted EBITDA metric to evaluate the Company's operating performance. Management excludes the items listed in the table below because they are non-operational items. Refer to the Company's Consolidated Statements of Income for a bridge between Operating Income and Net Income.

| | For the Year Ended December 31, | |
($ in millions)	2025	2024
Operating Income	$ 78.5	$ 70.5
Depreciation and Amortization	126.0	112.2
Other, Net Income	3.5	4.1
EBITDA	$ 208.0	$ 186.8
Deferred Compensation	(0.6)	(2.4)
Environmental Remediation	1.2	2.6
Goodwill Impairment	6.2	—
Gain on Sales of Assets	(15.9)	—
Adjusted EBITDA	$ 198.9	$ 187.0

Reconciliations of Non-GAAP Net Debt

Management uses the non-GAAP net debt metric to show a more complete picture of the Company's overall liquidity, financial flexibility and leverage level.

(In millions)	December 31			
	2025		2024	
Current Maturities of Long-Term Debt as Reported	$	285.7	$	292.8
Long-Term Debt as Reported		341.0		332.6
Total Debt as Reported		626.7		625.4
Less Cash and Cash Equivalents as Reported		(132.7)		(99.7)
Net Debt	$	494.0	$	525.7
Equity	$	1,244.0	$	1,169.9
Net Debt plus Equity	$	1,738.0	$	1,695.6
Net Debt/Net Debt plus Equity		28%		31%

Item 7A. Quantitative and Qualitative Disclosures About Market Risk

Foreign Currency Exchange Risk

Because the Company operates globally, its cash flows and operating results are subject to movements in foreign currency exchange rates. Except for the financial transactions, balances and forward contracts referred to below, most of the Company's foreign subsidiaries' financial instruments are denominated in their respective functional currencies.

The Company uses forward contracts to mitigate the exposure of certain foreign currency transactions and balances to fluctuating exchange rates. At December 31, 2025, the Company had forward contracts with an aggregated notional amount of $57.8 million. Except for the Company's subsidiaries in Argentina, Brazil, China and Colombia, foreign currency exposures are substantially hedged by forward contracts. The fair value of all forward contracts as of December 31, 2025, was a net asset of $0.1 million. As of December 31, 2025, the potential reduction in the Company's earnings resulting from the impact of hypothetical adverse changes in exchange rates on the fair value of its outstanding foreign currency contracts of 10 percent for all currencies would have been $4.2 million.

Interest Rates

The Company's debt was comprised of $324.0 million fixed-rate borrowings and $302.7 million variable-rate borrowings. Foreign subsidiaries did not have any debt as of December 31, 2025. A hypothetical 10 percent average change to short-term interest rates would result in a $1.6 million (assuming the same debt level as December 31, 2025) increase or decrease to interest expense for 2026.

The fair value of the Company's long term fixed-rate debt, including current maturities, was estimated to be $316.3 million as of December 31, 2025, which was approximately $8.0 million below the carrying value. Market risk was estimated as the potential increase to the fair value that would result from a hypothetical 10 percent decrease in the Company's weighted average long-term borrowing rates as of December 31, 2025, or $4.8 million.

Commodity Price Risk

Certain raw materials used in the manufacture of the Company's products are subject to price volatility caused by weather, petroleum price fluctuations, general economic demand and other unpredictable factors. Increased raw material costs are recovered from customers as quickly as the marketplace allows; however, certain contractual arrangements allow for price changes only on a quarterly basis, and competitive pressures sometimes prevent the recovery of cost increases from customers, particularly in periods where there is excess industry capacity. As a result, for some product lines or market segments it may take time to recover raw material price increases. Periodically, firm purchase commitments are entered into which fix the price of a specific commodity that will be delivered at a future time. Forward purchase contracts are used to aid in managing the Company's natural gas costs. At December 31, 2025, the Company had open forward contracts for the purchase of 0.6 million dekatherms of natural gas at a cost of $2.3 million. Because the Company has agreed to fixed prices for the noted quantity of natural gas, a hypothetical 10 percent fluctuation in the price of natural gas would cause the Company's actual natural gas cost to be $0.2 million higher or lower than the cost at market price.

Item 8. Financial Statements and Supplementary Data

The following statements and data are included in this item:


Report of Independent Registered Public Accounting Firm


To the stockholders and the Board of Directors of Stepan Company

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Stepan Company and subsidiaries (the "Company") as of December 31, 2025 and 2024, the related consolidated statements of income, comprehensive income, stockholders' equity, and cash flows, for each of the three years in the period ended December 31, 2025, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025 and 2024, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2025, based on criteria established in *Internal Control – Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 26, 2026, expressed an unqualified opinion on the Company's internal control over financial reporting.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current-period audit of the financial statements that was communicated or required to be communicated to the audit committee and that (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Goodwill — European Polymers— Refer to Notes 1 and Note 4 to the Financial Statements

Critical Audit Matter Description

The Company's goodwill for its reporting units is tested annually for impairment during the second quarter of each year, and more frequently if events and circumstances indicate that the assets might be impaired. The Company's evaluation of its goodwill for impairment involves the comparison of the fair value of the reporting units to its carrying value.

The Company elected to use a quantitative approach to determine the fair value of the Stepan European Polymers reporting unit based upon the income method and the market-based method based on EBITDA multiples to determine the fair value of its reporting unit. The fair value determination using the discounted cash flow method requires management to make significant estimates and assumptions related to forecasts of future revenues and earnings before interest, taxes, depreciation, and amortization (EBITDA) and the discount rate. The determination of the fair value using the market-based method requires management to make assumptions related to marketplace EBITDA multiples from within a peer public company group. The goodwill balance allocated to the European Polymers reporting unit was $47.0 million at December 31, 2025. The European Polymers reporting unit goodwill is included in the Company's goodwill balance of $92.8 million at December 31, 2025. The fair value of the European Polymers reporting unit was greater than its carrying value as of the measurement date, and as a result, management did not record an impairment charge related to the reporting unit goodwill.

Given the significant judgments made by management to estimate the fair value of the European Polymers reporting unit, performing audit procedures to evaluate the reasonableness of management's estimates and assumptions related to forecasts of future EBITDA, as well as the calculation of the discount rate and the selection of multiples applied to management's forecasted EBITDA estimates for the European Polymers reporting unit, required a high degree of auditor judgment and an increased extent of effort, including the need to involve our fair value specialists.

How the Critical Audit Matter Was Addressed in the Audit

Our audit procedures related to the fair value of the goodwill discussed above included the following, among others:

- We tested the effectiveness of controls over the goodwill impairment evaluations, including those over the appropriateness of the valuation methodology, forecast of EBITDA, and selection of the discount rate for the reporting unit.

- We performed a sensitivity analysis of the business and valuation assumptions which included their impact on the income and market approach.

- With the assistance of our internal fair value specialists, we evaluated the reasonableness of the valuation methodology, and discount rate:

    - Testing the mathematical accuracy of the calculations.

    - Testing the source information underlying the determination of the discount rate and EBITDA multiples.

    - Developing ranges of independent estimates and comparing those to the rates selected by management.

- We assessed the reasonableness of management's forecast of future EBITDA by comparing the projections to historical results, forecasted information included in macroeconomic benchmarking reports and certain peer companies. We also evaluated whether the estimated future cash flows were consistent with evidence obtained in other areas of the audit.

/s/ Deloitte & Touche LLP
_____
DELOITTE & TOUCHE LLP

Chicago, Illinois
February 26, 2026

We have served as the Company's auditor since 2002.

Stepan Company
Consolidated Statements of Income
For the years ended December 31, 2025, 2024 and 2023

(In thousands, except per share amounts)		**2025**		2024		2023
Net Sales (Note 1)	$	**2,332,114**	$	2,180,274	$	2,325,768
Cost of Sales		**2,062,226**		1,908,060		2,048,170
Gross Profit		**269,888**		272,214		277,598
Operating Expenses:						
Selling (Note 1)		**48,767**		45,628		48,367
Administrative (Note 1)		**90,789**		98,277		93,202
Research, development and technical services (Note 1)		**59,278**		55,674		59,039
Deferred compensation expense (Note 12)		**2,155**		2,155		4,371
		200,989		201,734		204,979
Goodwill and other intangibles impairment (Note 4)		**6,245**		—		2,038
Business restructuring and assets impairment (Note 22)		**—**		—		11,968
Gain on sales of assets (Note 20)		**15,895**		—		—
Operating Income		**78,549**		70,480		58,613
Other Income (Expense):						
Interest, net (Note 6)		**(22,115)**		(14,182)		(12,103)
Other, net (Note 8)		**3,470**		4,141		1,881
		(18,645)		(10,041)		(10,222)
Income Before Provision for Income Taxes		**59,904**		60,439		48,391
Provision for Income Taxes (Note 9) \		**13,009**		10,069		8,187
Net Income		**46,895**		50,370		40,204
Net Income Per Common Share (Note 18):						
Basic	$	**2.05**	$	2.21	$	1.77
Diluted	$	**2.05**	$	2.20	$	1.75
Shares Used to Compute Net Income Per Common Share (Note 18):						
Basic		**22,872**		22,832		22,777
Diluted		**22,890**		22,931		22,946

The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

Stepan Company
Consolidated Statements of Comprehensive Income
For the years ended December 31, 2025, 2024 and 2023

(In thousands)	**2025**	2024	2023
Net Income	**$ 46,895**	$ 50,370	$ 40,204
Other Comprehensive Income (Loss):			
Foreign currency translation adjustments (Note 19)	**61,820**	(59,390)	40,423
Defined benefit pension plans:			
Net actuarial (loss) arising in period (net of tax benefit of $438, tax benefit of $2,044 and tax benefit of $508 for 2025, 2024 and 2023, respectively)	**(1,250)**	(5,888)	(1,630)
Amortization of prior service cost included in pension expense (net of tax expense of $3, $2 and $2 for 2025, 2024 and 2023, respectively)	**11**	8	8
Amortization of actuarial loss included in pension expense (net of tax expense of $89, $104 and $99 for 2025, 2024 and 2023, respectively)	**253**	292	293
Net defined benefit pension plan activity (Note 19)	**(986)**	(5,588)	(1,329)
Cash flow hedges:			
Cash flow hedge activity	**(2,960)**	(1,249)	(2,174)
Reclassifications to income in period	**(10)**	(9)	(10)
Net cash flow hedge activity (Note 19)	**(2,970)**	(1,258)	(2,184)
Other Comprehensive Income (Loss)	**57,864**	(66,236)	36,910
Comprehensive Income (Loss)	**104,759**	(15,866)	77,114

The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

Stepan Company
Consolidated Balance Sheets
December 31, 2025 and 2024

(Dollars in thousands)	2025	2024
Assets		
Current Assets:		
Cash and cash equivalents	$ 132,688	$ 99,665
Receivables, less allowances of $10,533 in 2025 and $10,827 in 2024	387,959	388,027
Inventories (Note 5)	298,827	288,722
Other current assets	39,485	34,015
Total current assets	858,959	810,429
Property, Plant and Equipment:		
Land	58,403	54,464
Buildings and improvements	455,064	399,226
Machinery and equipment	2,160,665	1,917,196
Construction in progress	112,904	275,045
	2,787,036	2,645,931
Less: Accumulated depreciation	(1,567,409)	(1,447,477)
Property, plant and equipment, net	1,219,627	1,198,454
Goodwill, net (Note 4)	92,570	91,368
Other intangible assets, net (Note 4)	39,526	42,673
Long-term investments (Note 2)	21,270	25,558
Operating lease assets (Note 7)	62,494	71,477
Other non-current assets	63,256	64,689
Total Assets	$ 2,357,702	$ 2,304,648
Liabilities and Equity		
Current Liabilities:		
Current maturities of debt (Note 6)	$ 285,735	$ 292,807
Accounts payable	261,723	258,787
Accrued liabilities (Note 14)	119,036	117,440
Total current liabilities	666,494	669,034
Deferred income taxes (Note 9)	11,450	9,612
Long-term debt, less current maturities (Note 6)	340,975	332,632
Non-current operating lease liability (Note 7)	49,340	57,392
Other non-current liabilities (Note 15)	45,433	66,044
Commitments and Contingencies (Note 16)		
Equity (Note 10):		
Common stock, $1 par value; 60,000,000 authorized shares; 27,301,177 issued shares in 2025 and 27,156,436 issued shares in 2024	27,301	27,156
Additional paid-in capital	259,820	253,779
Accumulated other comprehensive loss (Note 19)	(138,974)	(196,838)
Retained earnings	1,285,752	1,273,886
Less: Common treasury stock, at cost, 4,676,739 shares in 2025 and 4,655,798 shares in 2024	(189,889)	(188,049)
Total Stepan Company stockholders' equity	1,244,010	1,169,934
Total Liabilities and Equity	$ 2,357,702	$ 2,304,648

The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

Stepan Company
Consolidated Statements of Cash Flows
For the years ended December 31, 2025, 2024 and 2023

(In thousands)	2025	2024	2023
Cash Flows From Operating Activities			
Net income	$ 46,895	$ 50,370	$ 40,204
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	126,041	112,197	105,338
Deferred compensation	2,155	2,155	4,371
Realized and unrealized (gains) on long-term investments	(1,898)	(3,323)	(4,314)
Stock-based compensation	5,999	5,347	5,741
Deferred income taxes	(1,395)	(10,291)	18,303
Goodwill and other intangibles impairment (Note 4)	6,245	—	2,038
Other non-cash items	(14,124)	2,812	5,123
Changes in assets and liabilities, excluding effects of acquisitions:			
Receivables, net	23,722	9,036	32,007
Inventories	500	(37,178)	144,846
Other current assets	(7,281)	(1)	(4,528)
Accounts payable and accrued liabilities	(32,713)	33,970	(158,924)
Pension liabilities	(2,896)	(131)	(1,204)
Environmental and legal liabilities	(680)	(695)	(11,985)
Deferred revenues	(2,688)	(2,215)	(2,140)
Net Cash Provided By Operating Activities	147,882	162,053	174,876
Cash Flows From Investing Activities			
Expenditures for property, plant and equipment	(122,514)	(122,776)	(260,335)
Proceeds from sales of assets (Note 20)	26,587	—	—
Other, net	6,878	5,831	1,669
Net Cash Used In Investing Activities	(89,049)	(116,945)	(258,666)
Cash Flows From Financing Activities			
Revolving debt and bank overdrafts, net (Note 6)	(10,901)	19,886	104,717
Other debt borrowings (Note 6)	75,000	—	—
Other debt repayments (Note 6)	(62,857)	(48,571)	(37,858)
Dividends paid	(35,029)	(33,950)	(32,868)
Stock option exercises	104	1,112	2,795
Other, net	(1,757)	(2,997)	(3,502)
Net Cash Provided By (Used In) Financing Activities	(35,440)	(64,520)	33,284
Effect of Exchange Rate Changes on Cash	9,630	(10,746)	6,579
Net Increase (Decrease) in Cash and Cash Equivalents	33,023	(30,158)	(43,927)
Cash and Cash Equivalents at Beginning of Year	99,665	129,823	173,750
Cash and Cash Equivalents at End of Year	$ 132,688	$ 99,665	$ 129,823
Supplemental Cash Flow Information			
Cash payments of income taxes, net of refunds (Note 9)	$ 8,499	$ (12,342)	$ 29,558
Cash payments of interest	$ 28,682	$ 29,848	$ 27,951

The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

Stepan Company
Consolidated Statements of Equity
For the year ended December 31, 2023

			STEPAN COMPANY STOCKHOLDERS				
(In thousands, except share and per share amounts)	Total	Common Stock	Additional Paid-in Capital	Common Treasury Stock	Accumulated Other Comprehensive Income (Loss)	Retained Earnings
Balance, December 31, 2022	$ 1,166,065	$ 26,841	$ 237,202	$ (180,596)	$ (167,512)	$ 1,250,130
Issuance of 52,999 shares of common stock under stock option plan	2,875	53	2,822	—	—	—
Stock-based and deferred compensation	3,304	112	7,008	(3,816)	—	—
Net income	40,204	—	—	—	—	40,204
Other comprehensive income	36,910	—	—	—	36,910	—
Cash dividends paid:						
Common stock ($1.470 per share)	(32,868)	—	—	—	—	(32,868)
Balance, December 31, 2023	$ 1,216,490	$ 27,006	$ 247,032	$ (184,412)	$ (130,602)	$ 1,257,466

The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

			STEPAN COMPANY STOCKHOLDERS				
(In thousands, except share and per share amounts)		Total	Common Stock	Additional Paid-in Capital	Common Treasury Stock	Accumulated Other Comprehensive Income (Loss)	Retained Earnings
Balance, December 31, 2023	$	1,216,490	$ 27,006	$ 247,032	$ (184,412)	$ (130,602)	$ 1,257,466
Issuance of 26,735 shares of common stock under stock option plan		1,135	27	1,108	—	—	—
Stock-based and deferred compensation		2,125	123	5,639	(3,637)	—	—
Net income		50,370	—	—	—	—	50,370
Other comprehensive income		(66,236)	—	—	—	(66,236)	—
Cash dividends paid:							
Common stock ($1.510 per share)		(33,950)	—	—	—	—	(33,950)
Balance, December 31, 2024	$	1,169,934	$ 27,156	$ 253,779	$ (188,049)	$ (196,838)	$ 1,273,886

The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

Stepan Company
Consolidated Statements of Equity
For the year ended December 31, 2025

(In thousands, except share and per share amounts)	Total	STEPAN COMPANY STOCKHOLDERS Common Stock	Additional Paid-in Capital	Common Treasury Stock	Accumulated Other Comprehensive Income (Loss)	Retained Earnings
Balance, December 31, 2024	**$ 1,169,934**	**$ 27,156**	**$ 253,779**	**$ (188,049)**	**$ (196,838)**	**$ 1,273,886**
Issuance of 2,473 shares of common stock under stock option plan	**104**	**2**	**102**	**—**	**—**	**—**
Stock-based and deferred compensation	**4,242**	**143**	**5,939**	**(1,840)**	**—**	**—**
Net income	**46,895**	**—**	**—**	**—**	**—**	**46,895**
Other comprehensive income	**57,864**	**—**	**—**	**—**	**57,864**	**—**
Cash dividends paid:						
Common stock ($1.550 per share)	**(35,029)**	**—**	**—**	**—**	**—**	**(35,029)**
Balance, December 31, 2025	**$ 1,244,010**	**$ 27,301**	**$ 259,820**	**$ (189,889)**	**$ (138,974)**	**$ 1,285,752**

The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

1. Summary of Significant Accounting Policies

Nature of Operations

Stepan Company's (the Company) operations consist predominantly of the production and sale of specialty and intermediate chemicals, which are sold to other manufacturers for use in a variety of end products. Principal markets for all products are manufacturers of cleaning and washing compounds (including detergents, shampoos, fabric softeners, toothpastes and household cleaners), paints, cosmetics, food, beverages, nutritional supplements, agricultural products, plastics, furniture, automotive equipment, insulation and refrigeration.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America (GAAP) requires Company management to make estimates and assumptions that affect the reported amounts of assets, liabilities, income and expenses at the date of the financial statements and to provide disclosures of contingent assets, liabilities and related amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Principles of Consolidation

The consolidated financial statements include the accounts of the Company and all wholly-owned subsidiaries in which the Company exercises controlling influence. The equity method is used to account for investments in which the Company exercises significant but noncontrolling influence. Intercompany balances and transactions are eliminated in consolidation.

Business Combinations

The Company makes acquisitions from time to time. When such acquisitions occur, the Company applies the accounting guidance per FASB ASC Topic 805, *Business Combinations* (ASC 805), to determine whether the acquisition should be treated as an asset acquisition or a business combination. When the acquisition meets the criteria of a business combination the Company recognizes the identifiable assets acquired and liabilities assumed at their estimated fair values as of the date of the acquisition. The Company recognizes goodwill for any portion of the purchase price that exceeds the sum of the net fair value of all the assets purchased in the acquisition and the liabilities assumed. Considerable estimates, complex judgments and assumptions are typically required to arrive at the fair value of elements acquired in a business combination, inclusive of discount rates, customer attrition rates, royalty rates, economic lives, and estimated future cash flows expected to be generated from the assets acquired. These items are typically most relevant to the fair valuation of identifiable intangible assets and property, plant and equipment.

In some instances, the purchase price allocation of an acquisition is not complete by the end of a reporting period. This situation most typically arises when an acquisition is complex and/or completed very close to the end of a reporting period and all necessary information is not available by the end of the reporting period in which the acquisition occurs. In these instances, the Company reports provisional amounts for any incomplete items and makes subsequent adjustments as necessary information becomes available or determines that additional information is not obtainable. Any subsequent adjustments could have a material impact on the Company's financial position or results of operations as they could impact the initial fair values assigned to intangible assets and property, plant and equipment and/or their estimated economic lives. ASC 805 requires purchase price allocations to be finalized within one year from the acquisition date.

Cash and Cash Equivalents

The Company considers all highly liquid investments with maturities of three months or less to be cash equivalents.

At December 31, 2025, the Company's cash and cash equivalents totaled $132,688,000 including $13,807,000 in money market funds each rated AAAm by Standard and Poor's, Aaa-mf by Moody's and AAAmmf by Fitch. Cash in U.S. demand deposit accounts totaled $2,351,000 and cash and cash equivalents of the Company's non-U.S. subsidiaries held outside the U.S. totaled $116,530,000 as of December 31, 2025. At December 31, 2024, the Company's cash and cash equivalents totaled $99,665,000 including $12,589,000 in money market funds, each rated AAAm by Standard and Poor's, Aaa-mf by Moody's and AAAmmf by Fitch. Cash in U.S. demand deposit accounts totaled $1,219,000 and cash of the Company's non-U.S. subsidiaries held outside the U.S. totaled $85,857,000 as of December 31, 2024.

Receivables and Credit Risk/Losses

Receivables are stated net of allowances for doubtful accounts and other allowances and primarily include trade receivables from customers, as well as non-trade receivables from suppliers, governmental tax agencies and others.

The Company is exposed to both credit risk and losses on accounts receivable balances. The Company's credit risk and loss exposure predominately relates to the sale of products to its customers. When extending credit to customers the Company evaluates a customer's credit worthiness based on a combination of qualitative and quantitative factors, inclusive of, but not limited to, a customer's credit rating from external providers, financial condition and past payment experience. The Company performs credit reviews on all customers at inception and on a scheduled basis thereafter dependent on customer risk and the level of credit extended. Payment terms extended are short term in duration, typically ranging from 30 to 60 days. The majority of the Company's sales are made to large companies that are able to weather periodic changes in economic conditions. This risk of losses is further mitigated by the Company's diverse customer base, which is dispersed over various geographic regions and industrial sectors. No single customer comprised more than 10 percent of the Company's consolidated net sales in 2025, 2024 or 2023.

The Company maintains allowances for potential credit losses. With the adoption of ASU No. 2016-13, *Financial Instruments – Credit Losses,* the Company assesses the likelihood of default based on various factors, including the length of time receivables are past due, historical experience, current economic conditions and forward-looking economic forecasts. The Company also evaluates expected losses based on portfolios of data inclusive of geographical areas, specific end market uses of its products, etc. Although the Company's historical credit loss experience has not been significant, its exposure to credit losses may increase if customers are adversely affected by economic challenges and/or uncertainty due to domestic or global recessions, disruptions due to pandemics, or other adverse global/regional events and customer specific factors. Specific customer allowances are recorded when a review of customer creditworthiness and current economic conditions indicate that collection is doubtful. General allowances are also maintained based on historical averages and trade receivable levels and incorporate existing economic conditions and forecast assumptions, when warranted. The Company reviews its reserves for credit losses on a quarterly basis. The Company also maintains other customer allowances that occur in the normal course of business.

The Company has accounts receivable financing programs under which the Company has the ability to sell eligible receivables for select customers to select banking institutions. For the twelve months ended December 31, 2025 and December 31, 2024, the Company's cash proceeds from the sale of receivables were $96,305,000 and $87,711,000, respectively. Financing charges incurred from the sale of accounts receivable qualifying as sales for the twelve months ended December 31, 2024 and December 31, 2025 were immaterial.

The following is an analysis of the allowance for doubtful accounts and other accounts receivable allowances for the years ended December 31, 2025, 2024 and 2023:

(In thousands)	2025	2024	2023
Balance at January 1	$ 10,827	$ 11,143	$ 11,100
Provision	(364)	189	765
Accounts written off, net of recoveries	70	(505)	(722)
Balance at December 31	$ 10,533	$ 10,827	$ 11,143

Inventories

Inventories are valued at cost, which is not in excess of net realizable value, and include material, labor and plant overhead costs. The first in, first out (FIFO) method is used to determine the cost of the Company's inventory.

Property, Plant and Equipment

Depreciation of property, plant and equipment is provided on a straight-line basis over the estimated useful lives of the assets. Lives used for calculating depreciation are generally 30 to 40 years for buildings and 15 years for building improvements. For assets classified as machinery and equipment, lives generally used for calculating depreciation expense range from 10 to 30 years for manufacturing equipment, five to 10 years for furniture and fixtures, three to five years for vehicles and three to 10 years for computer equipment and software. The manufacturing of chemicals is capital intensive and a large majority of the assets included within machinery and equipment represent manufacturing equipment. Major renewals and betterments are capitalized, while maintenance and repairs ($92,955,000, $90,422,000, and $80,226,000 in 2025, 2024 and 2023, respectively), which do not renew or extend the life of the respective assets, are charged to operations as incurred. Land is not depreciated. The cost of property retired or sold, and the related accumulated depreciation, are removed from the accounts and any resulting gain or loss is reflected in income. Long-lived assets are reviewed for impairment when conditions exist that indicate the carrying amount of the assets may not be fully recoverable.

Such conditions could include significant adverse changes in the business environment, significant declines in forecasted operations or an approved plan to discontinue an asset or an asset group before the end of its useful life.

Included in the computer equipment and software component of machinery and equipment are costs related to the acquisition and development of internal-use software. Capitalized costs for internal-use software include external direct costs of materials and services consumed in obtaining and developing the software. For development projects where major internal resources are committed, payroll and payroll-related costs incurred during the application development phase of the project are also capitalized. The capitalized costs are amortized over the useful lives of the software, which are generally three to 10 years. Costs incurred in the preliminary project phase are expensed. Deferred implementation costs for hosted cloud computing service arrangements are stated at historical cost and amortized on a straight-line basis over the term of the hosting arrangement.

Interest charges on borrowings applicable to major construction projects are capitalized.

Deferred Compensation

The Company sponsors deferred compensation plans that allow management employees to defer receipt of their annual cash incentive compensation and performance shares and non-employee directors to defer receipt of their fees and stock awards until retirement, departure from the Company or as elected by the participant. The plans allow for the deferred compensation to grow or decline based on the results of investment options chosen by the participants. The investment options include Company common stock and a limited selection of mutual funds. The Company funds the obligations associated with these plans by purchasing investment assets that match the investment choices made by the plan participants. A sufficient number of shares of treasury stock are maintained on hand to cover the equivalent number of shares that result from participants electing the Company common stock investment option. As a result, the Company must periodically purchase its common shares in the open market or in private transactions. Upon retirement or departure from the Company or at the elected time, participants receive cash amounts equivalent to the payment date value of the investment choices they have made or shares of Company common stock equal to the number of share equivalents held in the accounts.

Some plan distributions may be made in cash or Company common stock at the option of the participant. Other plan distributions can only be made in Company common stock. For deferred compensation obligations that may be settled in cash, the Company must record appreciation in the market value of the investment choices made by participants as additional compensation expense. Conversely, declines in the value of Company stock or the mutual funds result in a reduction of compensation expense since such declines reduce the cash obligation of the Company as of the date of the financial statements. These market price movements may result in significant period-to-period fluctuations in the Company's income. The increases or decreases in compensation expenses attributable to market price movements are reported in the operating expenses section of the consolidated statements of income. Because the obligations that must be settled only in Company common stock are treated as equity instruments, fluctuations in the market price of the underlying Company stock do not affect earnings.

At December 31, 2025 and December 31, 2024, the Company's deferred compensation liability was $23,166,000 and $31,171,000, respectively. In 2025 and 2024, approximately nine percent and 20 percent, respectively, of the deferred compensation liability represented deferred compensation tied to the performance of the Company's common stock. The remainder of the deferred compensation liability was tied to the chosen mutual fund investment assets. A $1.00 increase in the market price of the Company's common stock will result in approximately $46,000 of additional compensation expense. A $1.00 reduction in the market price of the common stock will reduce compensation expense by a like amount. The expense or income associated with the mutual fund component will generally fluctuate in line with the overall percentage increase or decrease of the U.S. stock markets.

The mutual fund assets related to the deferred compensation plans are recorded on the Company's balance sheet at cost when acquired and adjusted to their market values at the end of each reporting period. As allowed by generally accepted accounting principles, the Company elected the fair value option for recording the mutual fund investment assets. Therefore, market value changes for the mutual fund investment assets are recorded in the income statement in the same periods that the offsetting changes in the deferred compensation liabilities are recorded. Dividends, capital gains distributed by the mutual funds and realized and unrealized gains and losses related to mutual fund shares are recognized as investment income or loss in the other, net line of the consolidated statements of income.

Fair Value Measurements

GAAP defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Furthermore, GAAP establishes a framework, in the form of a three-level hierarchy, for measuring fair value that prioritizes the inputs to valuation techniques used to measure fair value. The following describes the hierarchy levels:

Level 1 - quoted prices in active markets for identical assets and liabilities.

Level 2 - inputs other than quoted prices included within Level 1 that are directly or indirectly observable for the asset or liability, such as quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets and liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable market data.

Level 3 - unobservable inputs which reflect the entity's own assumptions about the assumptions market participants use in pricing the assets and liabilities.

The Company applies the fair value measurement provisions of GAAP to any of its financial assets and liabilities that are carried at fair value on the consolidated balance sheets (see Note 2, *Fair Value Measurements*, of the notes to the Company's consolidated financial statements included in Item 8 of this Form 10-K), its outstanding debt for disclosure purposes (see Note 2, *Fair Value Measurements*, of the notes to the Company's consolidated financial statements included in Item 8 of this Form 10-K) and its pension plan assets (see Note 13, *Postretirement Benefit Plans*, of the notes to the Company's consolidated financial statements included in Item 8 of this Form 10-K).

The Company also applies fair value measurements to nonfinancial assets and liabilities recorded in conjunction with business combinations and as part of impairment reviews for goodwill and other long-lived assets.

Revenue Recognition

The Company's contracts typically have a single performance obligation that is satisfied at the time product is shipped and control passes to the customer. For a small portion of the business, performance obligations are deemed satisfied when product is delivered to a customer location. For arrangements where the Company consigns product to a customer location, revenue is recognized when the customer uses the inventory. The Company accounts for shipping and handling as activities to fulfill a promise to transfer a good. As such, shipping and handling fees billed to customers in a sales transaction are recorded in Net Sales and shipping and handling costs incurred are recorded in Cost of Sales. Volume and cash discounts due to customers are estimated and recorded in the same period as the sales to which the discounts relate and are reported as reductions of revenue in the consolidated statements of income. See Note 21, *Revenue from Contracts with Customers*, of the notes to the Company's consolidated financial statements (included in Item 8 of this Form 10-K) for more details.

Cost of Sales

Cost of sales is comprised of raw material costs (including inbound freight expense to deliver the raw materials), manufacturing plant labor expenses and various manufacturing overhead expenses, such as utilities, maintenance, operating supplies, amortization and manufacturing asset depreciation expenses. Cost of sales also includes outbound shipping and handling expenses, inter-plant transfer costs, warehouse expenses and rail car rental expenses.

Operating Expenses

Selling expenses are comprised of salaries and related fringe benefit expenses for marketing and sales personnel and operating costs, such as outside agent commissions, automobile rental and travel-related expenses, which support the sales and marketing functions. Bad debt charges and any depreciation expenses related to marketing assets (e.g., computers) are also classified as selling expenses.

Administrative expenses are comprised of salaries and related fringe benefit expenses and operating costs for the Company's various administrative functions, which include information technology, finance, legal, and human resources. The majority of environmental remediation expenses are also classified as administrative expense. During 2024, the Company incurred $2,820,000 in severance expenses related to the departure of the Company's former President and Chief Executive Officer.

The Company's research and development costs are expensed as incurred. These expenses are aimed at the discovery of new knowledge with the intent that such effort will be useful in developing and commercializing a new product or in bringing about a significant improvement to an existing product or process. Total research and development expenses were $34,799,000, $33,544,000, and $35,732,000 in 2025, 2024 and 2023, respectively. The remainder of research, development and technical service expenses reflected on the consolidated statements of income relate to technical services, which include routine product testing, quality control and sales service support.

Compensation expenses or income related to the Company's deferred compensation plans is presented in the deferred compensation (income) expense line in the Consolidated Statements of Income. For more details, see Note 12, *Deferred Compensation,* of the notes to the Company's consolidated financial statements (included in Item 8 of this Form 10-K).

Environmental Expenditures

Environmental expenditures that relate to current operations are typically recorded in cost of sales. Expenditures that mitigate or prevent environmental contamination and that benefit future operations are capitalized as assets and depreciated on a straight-line basis over the estimated useful lives of the assets, which are typically 10 years.

Estimated future expenditures that relate to an existing condition caused by past operations, and which do not contribute to current or future revenue generation, are recorded as liabilities, with the corresponding charge typically recorded in administrative expenses, when environmental assessments and/or remedial efforts are probable and the cost or range of possible costs can be reasonably estimated. When no amount within the range is a better estimate than any other amount, the minimum amount in the range is accrued. Estimating the possible costs of remediation requires making assumptions related to the nature and extent of contamination and the methods and resulting costs of remediation. Some of the factors on which the Company bases its estimates include information provided by feasibility studies, potentially responsible party negotiations and the development of remedial action plans. Legal costs related to environmental matters are expensed as incurred. See Note 16, *Contingencies*, of the notes to the Company's consolidated financial statements (included in Item 8 of this Form 10-K) for environmental contingencies details.

Goodwill and Other Intangible Assets

The Company's intangible assets include patents, trademarks, customer lists and relationships, technological and manufacturing know-how and goodwill, all of which were acquired as part of business or product line acquisitions. Intangible assets other than goodwill are determined to have either finite or indefinite useful lives. The Company currently has no indefinite-life intangible assets other than goodwill. The values for intangible assets with finite lives are amortized over the useful lives of the assets. Currently, the useful lives for the Company's finite-lived intangible assets are as follows: patents – 15 years; trademarks – eight to ten years; customer relationships – ten to 20 years and know-how – seven to 20 years. In addition, finite-life intangible assets are tested for impairment when events or changes in circumstances indicate that the carrying value of an intangible asset may not be recoverable. Goodwill is not amortized but is tested for impairment at least annually, or more frequently, if an event occurs or circumstances change that would more likely than not reduce the fair value of a reporting unit to which goodwill relates below the reporting unit's carrying value. See Note 4, *Goodwill and Other Intangibles*, of the notes to the Company's consolidated financial statements (included in Item 8 of this Form 10-K) for detailed information about goodwill and other intangible assets.

Income Taxes

Income taxes are accounted for under the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements. Under this method, deferred tax assets and liabilities are determined on the basis of the differences between the financial statement and tax basis of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in income in the period that includes the enactment date.

Deferred tax assets are recognized to the extent that the Company believes these assets are more likely than not to be realized. In making such a determination, we consider all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, and results of recent operations. If we determine that we would be able to realize our deferred tax assets in the future in excess of their net recorded amount, we would make an adjustment to the deferred tax asset valuation allowance, which would reduce the provision for income taxes.

Uncertain tax positions are recorded in accordance with ASC 740, Income Taxes, on the basis of a two-step process whereby (1) we determine whether it is more likely than not that the tax positions will be sustained on the basis of the technical merits of the position and (2) for those tax positions that meet the more-likely-than-not recognition threshold, we recognize the largest amount of tax benefit that is more than 50 percent likely to be realized upon ultimate settlement with the related tax authority.

The Company recognizes interest and penalties related to unrecognized tax benefits within the income tax expense line in the accompanying Consolidated Statements of Income. Accrued interest and penalties are included within the related tax liability line in the Consolidated Balance Sheet. See Note 9, *Income Taxes*, of the notes to the Company's consolidated financial statements (included in Item 8 of this Form 10-K) for more information about the Company's income taxes.

Translation of Foreign Currencies

For the Company's consolidated foreign subsidiaries whose functional currency is the local foreign currency, assets and liabilities are translated into U.S. dollars at exchange rates in effect at year end and revenues and expenses are translated at average exchange rates for the year. Any resulting translation adjustments are included within the consolidated balance sheets on the accumulated other comprehensive loss line of stockholders' equity. Gains or losses on foreign currency transactions are reflected in

the other, net line of the consolidated statements of income. The Company has four foreign subsidiaries whose functional currencies are the U.S. dollar. For these subsidiaries, nonmonetary assets and liabilities are translated at historical rates, monetary assets and liabilities are translated at exchange rates in effect at year end, revenues and expenses are translated at average exchange rates for the year and translation gains and losses are included in the other, net caption of the consolidated statements of income.

Stock-Based Compensation

The Company grants stock options, performance shares, time-based restricted stock units (RSUs) and stock appreciation rights (SARs) to certain employees under its incentive compensation plans. The Company calculates the fair values of stock options, performance shares, RSUs and SARs on the date such instruments are granted. The fair values of the stock options, performance shares and RSUs are then recognized as compensation expense over the vesting periods of the instruments. The Company's SARs granted prior to 2015 were cash-settled and SARs granted in 2015 and later are stock-settled. All of the cash-settled SARs were exercised prior to the end of 2023. Compensation expense for the stock-settled SARs is calculated in the same way as compensation expense for stock options. See Note 11, *Stock-based Compensation*, of the notes to the Company's consolidated financial statements (included in Item 8 of this Form 10-K) for detailed information about the Company's stock-based compensation.

Earnings Per Share

Basic earnings per share amounts are computed as net income attributable to the Company divided by the weighted-average number of common shares outstanding. Diluted earnings per share amounts are based on the weighted-average number of common shares outstanding plus the weighted-average of net common shares (under the treasury stock method) that would be outstanding assuming the exercise of outstanding stock options and stock-settled SARs, the vesting of unvested RSUs that have no performance or market condition and the issuance of contingent performance shares. See Note 18, *Earnings Per Share*, of the notes to the Company's consolidated financial statements (included in Item 8 of this Form 10-K) for detailed information about the Company's earnings per share calculations.

Comprehensive Income and Accumulated Other Comprehensive Income

Comprehensive income includes net income and all other non-owner changes in equity that are not reported in net income. Comprehensive income is disclosed in the consolidated statements of comprehensive income. Accumulated other comprehensive income (AOCI) is reported as a component of stockholders' equity in the Company's consolidated balance sheets. See Note 19, *Accumulated Other Comprehensive Income (Loss)*, of the notes to the Company's consolidated financial statements (included in Item 8 of this Form 10-K) for detailed information regarding changes in the Company's AOCI and reclassifications out of AOCI to income.

Segment Reporting

The Company reports financial and descriptive information about its reportable operating segments. Operating segments are components of the Company that have separate financial information that is regularly evaluated by the chief operating decision maker (CODM) to assess segment performance and allocate resources. At December 31, 2024, the Company implemented ASU No. 2023-07, *Segment Reporting (Topic 280) Improvements to Reportable Segment Disclosures* which required enhanced 2024 annual disclosures and future interim disclosures regarding significant segment expenses and other segment items that are regularly provided to the chief operating decision maker. The Company discloses segment revenue, cost of sales and operating expenses, operating income, assets, capital expenditures and depreciation and amortization expenses. The Company made these disclosures retroactively when applicable. Enterprise-wide financial information about the geographic locations in which the Company earns revenues and holds assets is also disclosed. See Note 17, *Segment Reporting*, of the notes to the Company's consolidated financial statements (included in Item 8 of this Form 10-K) for detailed information about the Company's segment reporting.

Derivative Instruments

Derivative instruments are recognized in the consolidated balance sheets as either assets or liabilities measured at fair value. For derivative instruments that are not designated as hedging instruments, changes in the fair values of the derivative instruments are recognized currently in earnings. For derivative instruments designated as hedging instruments, depending on the nature of the hedge, changes in the fair values of the derivative instruments are either offset in earnings against changes in the fair values of the hedged items or recognized in AOCI until the hedged transaction is recognized in earnings. At the time a hedging relationship is designated, the Company establishes the method it will use for assessing the effectiveness of the hedge and the measurement approach for determining the ineffective aspect of the hedge. Company policy prohibits the use of derivative instruments for trading or speculative purposes. See Note 3, *Derivative Instruments*, of the notes to the Company's consolidated financial statements (included in Item 8 of this Form 10-K) for further information regarding the Company's use of derivatives.

At December 31, 2025, the Company held open forward contracts for the purchase of 645,000 dekatherms of natural gas in 2026 at a cost of $2,291,000. The Company uses forward contracts to minimize its exposure to volatile natural gas prices. Because the Company anticipates taking delivery of the natural gas for use in its operations, the forward contracts qualify for the normal purchase exception provided under U.S. GAAP for derivative instruments. The Company has elected the exception for such contracts. As a result, the forward contracts are not accounted for as derivative instruments. The cost of natural gas is charged to expense at the time the natural gas is delivered and used.

Recent Accounting Pronouncements

In December 2023, the FASB issued ASU No. 2023-09, *Income taxes (Topic 740) Improvement to Income Tax Disclosures*. This update requires that public entities on an annual basis disclose specific categories in the rate reconciliation and provide additional information for reconciling items that meet a quantitative threshold. In addition, the amendments in this update require the disclosure on an annual basis of the amount of income taxes paid (net of refund received) disaggregated by federal, state and foreign taxes and the amount of income taxes paid (net of refunds received) disaggregated by individual jurisdictions in which income taxes paid is equal or greater than five percent of total income taxes paid (net of refunds received). This update requires all entities to disclose income (or loss) from continuing operations before income tax expense (or benefit) disaggregated between domestic and foreign and income tax expense (or benefit) from continuing operations disaggregated by federal, state, and foreign. The amendments in this update are effective for annual periods beginning after December 15, 2024 and should be applied on a prospective basis. The Company adopted ASU No. 2023-09 prospectively for the period ending December 31, 2025. The adoption of ASU No. 2023-09 did not have any effect on the Company's financial position, results of operations and cash flow but impacted the Company's annual income tax disclosures. See Note 9, *Income Taxes*, of the notes to the Company's consolidated financial statements (included in Item 8 of this Form 10-K) for more details.

In November 2024, the FASB issued ASU No. 2024-03, *Income Statement - Reporting Comprehensive income - Expense Disaggregation Disclosures (Subtopic 220-40)*. This update requires that public entities on an interim and annual basis disclose, in the notes to financial statements, specified information about certain costs and expenses. ASU No. 2024-03 requires a footnote disclosure in tabular form of each expense caption on the face of the income statement that includes any of the following natural expenses: (1) purchases of inventory, (2) employee compensation, (3) depreciation, and (4) intangible asset amortization. The disclosure would also include a qualitative description of the amounts remaining in relevant expense captions that are not separately disaggregated quantitatively and disclosure of the total amount of selling expenses and, in annual reporting periods, an entity's definition of selling expenses. This ASU does not change or remove existing expense disclosure requirements; however, it may affect where that information appears in the footnotes to the financial statements. In January 2025, the FASB issued ASU No. 2025-01, *Income Statement - Reporting Comprehensive income - Expense Disaggregation Disclosures (Subtopic 220-40), Clarifying the effective date*. The amendments in ASU No. 2024-03 are effective for annual periods beginning after December 15, 2026 and interim reporting periods beginning after December 15, 2027. The amendments in this update should be applied either prospectively to financial statements issued for reporting periods after the effective date or retrospectively to any or all prior periods presented in the financial statements. The implementation of ASU No. 2024-03 will not have an impact on the Company's financial position, results of operations and cash flow but will impact the Company's interim and annual disclosures related to the relevant subtopics in this update.

In July 2025, the FASB issued ASU No. 2025-05, *Financial Instruments-Credit Losses (Topic 326) Measurement of Credit Losses for Accounts Receivable and Contract Assets*. This update provides public companies with a practical expedient in calculating expected credit losses on current accounts receivable and/or current contract assets arising from transactions under *Topic 606, Revenue from Contracts with Customers*. The expedient assumes that the current conditions as of the balance sheet date don't change for the remaining life of the asset and also allows an entity to consider cash collection activity that occurs after the balance sheet date but before the financial statements are issued. When developing an estimate of expected credit losses for assets to which the practical expedient is applied, an entity shall continue to adjust historical loss information to reflect current conditions to the extent that historical loss information does not reflect current conditions. The entity need to adopt the practical expedient first to be eligible to use it. The amendments in this update are effective for annual periods beginning after December 15, 2025, and interim reporting periods within those annual reporting periods and should be applied on a prospective basis. The Company adopted the practical expedient and believes ASU 2025-05 does not have an impact on the Company's financial position, results of operations and cash flows.

In September 2025, the FASB issued ASU No. 2025-06, *Intangibles-Goodwill and Other-Internal-Use Software (Subtopic 350-40) An Amendment of the FASB Accounting Standards Codification Targeted Improvements to the Accounting for Internal-Use Software*. This update removes all references to software development stages so the entities start capitalizing software costs when 1) management has authorized and committed to funding the software projects and 2) it is probable that the project will be completed and the software will be used to perform the functions intended. Under the current rule, entities are required to capitalize development costs incurred depending on the nature of the costs and the project stage during which they occur. The amendments in this update are effective for annual periods beginning after December 15, 2027, and interim periods within those annual reporting periods. Early

adoption is permitted as of the beginning of the annual reporting period. The Company is in the process of evaluating ASU 2025-06 to determine its impact, if any, on the Company's financial position, results of operations and cash flows.

2. Fair Value Measurements

The following were the financial instruments held by the Company at December 31, 2025 and 2024, and the methods and assumptions used to estimate the instruments' fair values:

Cash and cash equivalents

Carrying value approximated fair value because of the short maturity of the instruments. Fair value of cash and cash equivalents is a Level 1 measurement. The Company's cash and cash equivalents included money market funds totaling $13,807,000 and $12,589,000 at December 31, 2025 and December 31, 2024, respectively.

Derivative assets and liabilities

Derivative assets and liabilities include the foreign currency exchange and interest rate swap contracts discussed in Note 3, *Derivative Instruments*, of the notes to the Company's consolidated financial statements (included in Item 8 of this Form 10-K). Fair value and carrying value were the same because the contracts were recorded at fair value. The fair values of the foreign currency contracts were calculated as the difference between the applicable forward foreign exchange rates at the reporting date and the contracted foreign exchange rates multiplied by the contracted notional amounts. The fair value of the interest rate swaps was calculated as the difference between the contracted swap rate and the floating interest rate multiplied by the present value of the notional amount of the contract. The Company's fair value measurements for derivative assets and liabilities fall within Level 2 of the fair value hierarchy.

See the table that follows the financial instrument descriptions for the reported fair values of derivative assets and liabilities.

Long-term investments

Long-term investments include the mutual fund assets the Company held to fund a portion of its deferred compensation liabilities and all of its non-qualified supplemental executive defined contribution obligations. See the defined contribution plans section of Note 13, *Postretirement Benefit Plans*, of the notes to the Company's consolidated financial statements (included in Item 8 of this Form 10-K). Fair value and carrying value were the same because the mutual fund assets were recorded at fair value in accordance with the FASB's fair value option guidance. Fair values for the mutual funds were calculated using the published market price per unit at the reporting date multiplied by the number of units held at the reporting date. As a result, the Company's fair value measurements for mutual fund assets fall within Level 1 of the fair value hierarchy.

See the table that follows the financial instrument descriptions for the reported fair value of long-term investments.

Debt obligations

The fair value of debt with original maturities greater than one year comprised the combined present values of scheduled principal and interest payments for each of the various loans, individually discounted at rates equivalent to those which could be obtained by the Company for new debt issues with durations equal to the average life to maturity of each loan. The fair values of the remaining Company debt obligations approximated their carrying values due to the short-term nature of the debt. The Company's fair value measurements for debt fall in level 2 of the fair value hierarchy.

At December 31, 2025 and 2024, the fair values and related carrying values of debt, including current maturities, were as follows (the fair value and carrying value amounts are presented without regard to unamortized debt issuance costs of $275,000 and $404,000 as of December 31, 2025 and 2024, respectively):

	December 31			
(In thousands)		2025		2024
Fair value	$	619,027	$	598,864
Carrying value		626,985		625,843

The following tables present financial assets and liabilities, excluding cash and cash equivalents, measured on a recurring basis at fair value as of December 31, 2025 and 2024, and the level within the fair value hierarchy in which the fair value measurement falls:

(In thousands)	December 31, 2025		Level 1		Level 2		Level 3	
Mutual fund assets	$	21,270	$	21,270	$	—	$	—
Derivative assets:								
Interest rate contracts		1,974		—		1,974		—
Foreign currency contracts		423		—		423		—
Total assets at fair value	$	23,667	$	21,270	$	2,397	$	—
Derivative liabilities:								
Foreign currency contracts	$	340	$	—	$	340	$	—

(In thousands)	December 31, 2024		Level 1		Level 2		Level 3	
Mutual fund assets	$	25,558	$	25,558	$	—	$	—
Derivative assets:								
Interest rate contracts		4,934		—		4,934		—
Foreign currency contracts		1,386		—		1,386		—
Total assets at fair value	$	31,878	$	25,558	$	6,320	$	—
Derivative liabilities:								
Foreign currency contracts	$	752	$	—	$	752	$	—

3. Derivative Instruments

The Company is exposed to certain risks relating to its ongoing business operations. The primary risk managed by the use of derivative instruments is foreign currency exchange risk. The Company holds forward foreign currency exchange contracts that are not designated as any type of accounting hedge as defined by U.S. generally accepted accounting principles. The Company uses these contracts to manage its exposure to exchange rate fluctuations on certain Company subsidiary cash, accounts receivable, accounts payable and other obligation balances that are denominated in currencies other than the entities' functional currencies. The forward foreign exchange contracts are recognized on the balance sheet as either an asset or a liability measured at fair value. Gains and losses arising from recording the foreign exchange contracts at fair value are reported in earnings as offsets to the losses and gains reported in earnings arising from the re-measurement of the receivable and payable balances into the applicable functional currencies. At December 31, 2025 and 2024, the Company had open forward foreign currency exchange contracts, all with durations of one to three months, to buy or sell foreign currencies with a U.S. dollar equivalent of $57,755,000 and $149,571,000, respectively.

The Company is currently exposed to volatility in short-term interest rates and has mitigated certain portions of that risk by using an interest rate swap. The interest rate swap is recognized on the balance sheet as either an asset or a liability measured at fair value. At December 31, 2025, the Company held an interest rate swap contract with a notional value of $100,000,000 that was designated as a cash flow hedge. Period-to-period changes in the fair value of the interest rate swap are initially recognized as gains or losses in other comprehensive income. As the interest rate swap contract is settled, the corresponding gain or loss is reclassified out of accumulated other comprehensive income (AOCI) into earnings. The maturity date of the current interest swap contract is March 10, 2027 which is closely aligned with the June 24, 2027 maturity of the Company's revolving credit facility.

The fair values of the derivative instruments held by the Company on December 31, 2025, and December 31, 2024, are disclosed in Note 2, *Fair Value Measurements*, of the notes to the Company's consolidated financial statements (included in Item 8 of this Form 10-K). Derivative instrument gains and losses for the years ended December 31, 2025, 2024 and 2023, were immaterial. For amounts reclassified out of AOCI into earnings for the years ended December 31, 2025, 2024 and 2023, see Note 19, *Accumulated Other Comprehensive Income (Loss)*, of the notes to the Company's consolidated financial statements (included in Item 8 of this Form 10-K).

4. Goodwill and Other Intangible Assets

The changes in the carrying value of goodwill for the years ended December 31, 2025 and 2024, were as follows:

(In thousands)	Surfactants Segment 2025	Surfactants Segment 2024	Polymer Segment 2025	Polymer Segment 2024	Specialty Products Segment 2025	Specialty Products Segment 2024	Total 2025	Total 2024
Balance as of January 1								
Goodwill	$ 26,476	$ 29,781	$ 70,397	$ 73,166	$ 483	$ 483	$ 97,356	$ 103,430
Accumulated impairment loss	(5,505)	(5,505)	—	—	(483)	(483)	(5,988)	(5,988)
Goodwill, net	20,971	24,276	70,397	73,166	—	—	91,368	97,442
Goodwill impairment	(6,245)	—	—	—	—	—	(6,245)	—
Foreign currency translation	1,756	(3,305)	5,691	(2,769)	—	—	7,447	(6,074)
Balance as of December 31								
Goodwill	28,232	26,476	76,088	70,397	483	483	104,803	97,356
Accumulated impairment loss	(11,750)	(5,505)	—	—	(483)	(483)	(12,233)	(5,988)
Goodwill, net	$ 16,482	$ 20,971	$ 76,088	$ 70,397	$ —	$ —	$ 92,570	$ 91,368

The Company typically tests its goodwill balances for impairment in the second quarter of each calendar year. Testing is completed more frequently when triggering events or changes in circumstances indicate it is more likely than not that the fair value of a reporting unit to which goodwill relates has declined below its carrying value.

During the fourth quarter of 2025, the Company concluded that the goodwill related to its Mexico reporting unit was impaired. The reporting unit is part of the Company's Surfactant segment. The impairment relating to the Company's Mexico reporting unit was recognized as a result of the reporting unit's fair value declining below its carrying value. The Company estimates the fair value of each of its reporting units based on an average of market and income-based computations, which is a Level 3 measurement. During the fourth quarter of 2025 the Company recorded a non-cash charge of $6,245,000 in the Consolidated Statements of Income for the year ended December 31, 2025 on the Goodwill impairment line. The impairment charge equaled the entire balance of goodwill at the Company's Mexico reporting unit. The impairment charge was not included in the Surfactant segment results. See Note 17, *Segment Reporting*, of the notes to the Company's consolidated financial statements (included in Item 8 of this Form 10-K) for additional details.

At December 31, 2025, the Company conducted additional sensitivity analysis on certain assumptions used in the valuation of its European polymers reporting unit due to a decline in earnings. The decline in earnings was primarily due to slightly lower sales volume and unit margins. At December 31, 2025, the goodwill related to the European polymers reporting unit was $47,846,000. The Company used both market and income-based methodologies to assess the fair value of its European polymers reporting unit. Both approaches required the Company to make significant economic-related assumptions. Based on the Company's analysis, the fair value of the European polymers reporting unit was greater than its carrying value, and as a result, the Company did not record any impairment charge as of December 31, 2025.

During the fourth quarter of 2023, the Company concluded that the goodwill related to its Specialty Products segment was impaired. The Specialty Products segment's impairment resulted from the Company's decision to exit a portion of its Lipid Nutrition business. The Company recorded a non-cash charge of $483,000 in the Consolidated Statements of Income for the year ended December 31, 2023 on the Goodwill and other intangibles impairment line. The impairment charge equaled the entire balance of the Specialty Products operating segment's goodwill. Also, during the fourth quarter of 2023 the Company concluded that the goodwill related to its Colombia reporting unit was impaired. The Company recorded a non-cash charge of $1,060,000 in the Consolidated Statements of Income for the year ended December 31, 2023 on the Goodwill and other intangibles impairment line. The impairment charge equaled the entire balance of goodwill at the Company's Colombia reporting unit. The Colombia reporting unit is part of the Company's Surfactant segment. The impairment relating to the Company's Colombia reporting unit was recognized as a result of the reporting unit's fair value declining below its carrying value. These impairments were not included in the Surfactants and Specialty Products segment results. See Note 17, *Segment Reporting*, of the notes to the Company's consolidated financial statements (included in Item 8 of this Form 10-K) for additional details.

The following table presents the components of other intangible assets, all of which have finite lives, as of December 31, 2025 and 2024. The year-over-year changes in gross carrying values resulted from the effects of foreign currency translation.

(In thousands)	Gross Carrying Value December 31 2025	Gross Carrying Value December 31 2024	Accumulated Amortization December 31 2025	Accumulated Amortization December 31 2024
Other Intangible Assets:				
Patents	$ 7,411	$ 7,411	$ 7,125	$ 7,095
Non-compete agreements	379	329	379	329
Trademarks	11,987	11,567	8,942	7,749
Customer lists/relationships	48,489	45,341	21,777	18,415
Know-how [1]	29,934	29,086	20,451	17,473
Total	$ 98,200	$ 93,734	$ 58,674	$ 51,061

(1) Know-how includes intellectual property rights covering proprietary information, written formulae, trade secrets or secret processes, inventions and developmental products (whether patentable or not), discoveries, improvements, compositions, manufacturing processes, manuals, specifications and technical data.

During the fourth quarter of 2023 the Company concluded that the patents related to its Specialty Products segment were impaired as a result of the Company's decision to exit portions of its Lipid Nutrition business. The Company did not believe that the carrying value of these patents was recoverable. The Company recorded a non-cash charge of $495,000 in the Consolidated Statements of Income for the year ended December 31, 2023 on the Goodwill and other intangibles impairment line.

Aggregate amortization expense for the years ended December 31, 2025, 2024 and 2023, was $6,555,000, $6,914,000, and $7,368,000, respectively. The Company typically recognizes amortization expense within the Cost of Sales line item on the income statement. Estimated amortization expense for identifiable intangibles assets for each of the five succeeding fiscal years is as follows:

(In thousands)	
For the year ended December 31, 2026	$ 6,488
For the year ended December 31, 2027	6,488
For the year ended December 31, 2028	4,806
For the year ended December 31, 2029	3,715
For the year ended December 31, 2030	3,367

5. Inventories

The composition of inventories was as follows:

(In thousands)	December 31 2025	December 31 2024
Finished products	$ 220,094	$ 201,684
Raw materials	78,733	87,038
Total inventories	$ 298,827	$ 288,722

6. Debt

At December 31, 2025 and 2024, debt was comprised of the following:

(In thousands)	Maturity Dates	December 31, 2025	December 31, 2024
Senior unsecured notes			
3.95% (net of unamortized debt issuance cost of $56 and $99 for 2025 and 2024, respectively)	2026-2027	$ 28,515	$ 42,759
3.86% (net of unamortized debt issuance cost of $0 and $15 for 2025 and 2024, respectively)	2025	—	14,270
2.30% (net of unamortized debt issuance cost of $55 and $77 for 2025 and 2024, respectively)	2026-2028	29,945	39,923
2.37% (net of unamortized debt issuance cost of $60 and $83 for 2025 and 2024, respectively)	2026-2028	29,940	39,917
2.73% (net of unamortized debt issuance cost of $52 and $70 for 2025 and 2024, respectively)	2026-2031	85,662	99,930
2.83% (net of unamortized debt issuance cost of $52 and $60 for 2025 and 2024, respectively)	2026-2032	74,948	74,940
6.17% (net of unamortized debt issuance cost of $0 and $0 for 2025 and 2024, respectively)	2029-2033	75,000	—
Revolving credit facility and term loan borrowing	2026-2027	302,700	313,700
Total debt		$ 626,710	$ 625,439
Less current maturities		285,735	292,807
Long-term debt		$ 340,975	$ 332,632

The Company's long-term debt financing is comprised of certain senior unsecured notes issued to insurance companies in private placement transactions pursuant to note purchase agreements (the Note Purchase Agreements), totaling $324,010,000 as of December 31, 2025. These notes are denominated in U.S. dollars and have fixed interest rates ranging from 2.30 percent to 6.17 percent. The notes had original maturities of seven to 12 years with mandatory principal payments beginning four, five and six years after issuance. The Company will be required to make principal payments on the currently outstanding notes from 2026 to 2033.

On May 21, 2025, pursuant to a note purchase and private shelf agreement dated as of June 10, 2021, Stepan issued and sold $37,500,000 in aggregate principal amount of its 6.17 percent Senior Notes, Series 2025-A, due May 21, 2033 (the Series 2025-A Notes). On May 21, 2025, pursuant to a note purchase and master note agreement dated as of June 10, 2021, Stepan issued and sold $37,500,000 in aggregate principal amount of its 6.17 percent Senior Notes, Series 2025-B, due May 21, 2033 (together with the Series 2025-A Notes, the Notes). The Notes will bear interest at a fixed rate of 6.17 percent with interest to be paid semi-annually. Principal amortization for the Notes is contractually scheduled with equal annual payments beginning on May 21, 2029 and on each May 21 thereafter to and including May 21, 2032, with the final outstanding principal balance due at maturity on May 21, 2033.

On August 27, 2024, the Company entered into amendments to two of its note purchase agreements to increase the available facility amounts and extend the end date of the issuance period to August 27, 2027. The Company's credit agreement (the Credit Agreement) with a syndicate of banks provides for credit facilities in an initial aggregate principal amount of $450,000,000, consisting of (a) a $350,000,000 multi-currency revolving credit facility and (b) a $100,000,000 delayed draw term loan credit facility, each of which matures on June 24, 2027. The Company's credit agreement with Credit Industriel et Commercial NY (the CIC Credit Agreement) provides for a credit facility in an aggregate principal amount of $8,700,000. The facility is for the sole purpose of the issuance of standby letters of credit. The Company maintains import and export letters of credit, and standby letters of credit under its workers' compensation insurance agreements and for other purposes, as needed from time to time, which are issued under the Credit Agreement and under the CIC Credit Agreement. As of December 31, 2025, the Company had outstanding letters of credit totaling $4,102,000 and $302,700,000 of outstanding borrowings under the Credit Agreement, inclusive of an $83,750,000 delayed-draw term loan ($16,250,000 of the term loan principal has been permanently repaid as scheduled). There was $126,948,000 available under the Credit Agreement as of December 31, 2025. As of December 31, 2025, the Company had an outstanding letter of credit of $8,694,000 under the CIC Credit Agreement.

Loans under the Credit Agreement may be incurred, at the discretion of the Company, with terms to maturity of one month, three months or six months. The Company may choose from two interest rate options: (1) Adjusted Term Secured Overnight Financing Rate (SOFR) applicable to USD loans and relevant benchmark rates applicable to EUR, GBP and CAD loans plus spreads ranging from 1.125 percent to 1.750 percent, depending on the Company's net leverage ratio, or (2) the prime rate plus 0.125 percent to 0.750 percent, depending on the Company's net leverage ratio. The Credit Agreement requires the Company to pay a commitment fee ranging from 0.125 percent to 0.250 percent per annum, which also depends on the Company's net leverage ratio. The Credit

Agreement requires the maintenance of certain financial ratios and compliance with certain other covenants that are similar to the Company's existing debt agreements, including net worth, interest coverage, leverage financial covenants and limitations on restricted payments, indebtedness and liens.

The Company's foreign subsidiaries had no debt outstanding at December 31, 2025.

The Company's material debt agreements contain provisions which, among other covenants, require maintenance of certain financial ratios and place limitations on additional debt, investments and payment of dividends. Based on the loan agreement provisions that place limitations on dividend payments, unrestricted retained earnings (i.e., retained earnings available for dividend distribution) were $263,923,000 and $251,953,000 at December 31, 2025 and 2024, respectively.

Debt at December 31, 2025, matures as follows: $285,735,000 in 2026; $135,535,000 in 2027; $45,000,000 in 2028; $40,000,000 in 2029; $40,000,000 in 2030 and $80,715,000 after 2030. Debt maturing in 2026 includes $66,786,000 of scheduled repayments under long-term debt agreements. The Company's foreign subsidiaries routinely have short-term working capital loans. These short-term loan agreements could be supplemented, if necessary, by the Company's $350,000,000 revolving credit facility entered into on June 24, 2022.

Net interest expense for the years ended December 31, 2025, 2024 and 2023, comprised the following:

(In thousands)	2025	2024	2023
Interest expense	$ 30,773	$ 33,030	$ 29,361
Interest income	(4,114)	(5,283)	(3,843)
	26,659	27,747	25,518
Capitalized interest	(4,544)	(13,565)	(13,415)
Interest expense, net	$ 22,115	$ 14,182	$ 12,103

7. Leases

The Company's operating leases are primarily comprised of real estate, railcar, storage tank, warehouse, auto, trailer and manufacturing/office equipment leases. Real estate and railcars comprise approximately 39 percent and 46 percent, respectively, of the Company's consolidated right of use (ROU) asset balance. Except for real estate, typical lease terms range from one to ten years. Real estate lease terms typically range from one to fifty years. As of December 31, 2025, the Company's two principal real estate leases consist of the office lease for the corporate headquarters in Northbrook, Illinois and land leases in Singapore. During the fourth quarter of 2025, the Company exited from land leases in the Philippines and Lake Providence, Louisiana as part of its asset sale transactions (see Note 20, *Sales of Assets*, of the notes to the Company's consolidated financial statements included in Item 8 of this Form 10-K). As of December 31, 2025, the Company had no leases that had not commenced.

As most of the Company's leases do not provide an implicit borrowing rate, the Company uses its incremental borrowing rate (IBR) based on the information available at the commencement date in determining the present value of lease payments. IBRs were specifically determined for the United States, Philippines, Singapore, Brazil and China, typically for five-year increments. The U.S. IBR was used for all other countries as the leases in these countries are not material. The total value of leases that reside in the five countries identified above represents approximately 97 percent of the Company's consolidated ROU asset balance. Lease cost is recognized in both the Cost of Sales and Operating Expenses sections of the Consolidated Statements of Income.

(In thousands)	Year ended December 31, 2025	Year ended December 31, 2024
Lease Cost		
Operating lease cost	$ 19,314	$ 18,424
Short-term lease cost	11,633	11,592
Variable lease cost	1,524	1,681
Total lease cost	$ 32,471	$ 31,697
Other Information		
Cash paid for amounts included in the measurement of lease liabilities:		
Operating cash flow from operating leases	$ 19,298	$ 18,453
Right-of-use assets obtained in exchange for new operating lease liabilities	1,693	4,715

The following table outlines maturities of lease liabilities as of December 31, 2025:

(In thousands)		
Undiscounted Cash Flows:		
2026	$	17,072
2027		12,269
2028		9,354
2029		8,353
2030		7,164
Subsequent to 2030		17,638
Total Undiscounted Cash Flows	$	71,850
Less: Imputed interest		(7,518)
Present value	$	64,332
Current operating lease liabilities [1]		14,992
Non-current operating lease liabilities		49,340
Total lease liabilities	$	64,332

(1) This item is included in the Accrued liabilities line on the Company's Consolidated Balance Sheet.

Weighted-average remaining lease term - operating leases	6 Years
Weighted-average discount rate - operating leases	3.8 %

8. Other, Net

Other, net in the Consolidated Statements of Income included the following for the years ended December 31, 2025, 2024 and 2023:

(In thousands)		2025		2024		2023
Foreign exchange gains (losses)	$	203	$	(1,442)	$	(3,703)
Investment income		931		1,298		859
Realized and unrealized gains on investments		1,898		3,323		4,314
Net periodic benefit cost		(45)		610		28
Other retirement obligation		483		352		383
Other, net	$	3,470	$	4,141	$	1,881

9. Income Taxes

Income before taxes and provisions for taxes on income for the years ended December 31, 2025, 2024 and 2023, were as follows:

(In thousands)		2025		2024		2023
Income before Taxes						
U.S. income	$	(4,372)	$	7,319	$	11,693
Foreign income		64,276		53,120		36,698
Income before income taxes	$	59,904	$	60,439	$	48,391

(In thousands)	2025		2024		2023
Taxes on Income					
Current [(1)]					
U.S. federal	**$ (3,118)**	$	2,177	$	(22,215)
State	**23**		(482)		(1,188)
Foreign	**17,499**		18,664		13,287
Other [(2)]	**—**		1		—
Total current income tax (benefit) expense	**$ 14,404**	$	20,360	$	(10,116)
Deferred [(1)]					
U.S. federal	**$ (927)**	$	(7,248)	$	20,268
State	**(898)**		905		444
Foreign	**430**		(3,947)		(2,409)
Other [(2)]	**—**		(1)		—
Total deferred income tax (benefit) expense	**$ (1,395)**	$	(10,291)	$	18,303
Total income tax expense					
U.S. federal	**$ (4,045)**	$	(5,071)	$	(1,947)
State	**(875)**		423		(744)
Foreign	**17,929**		14,717		10,878
Other [(2)]	**—**		—		—
Total income tax expense	**$ 13,009**	$	10,069	$	8,187

(1)   In 2023 for the 2022 U.S. tax returns (federal and state), a U.S. tax accounting method change was made for the 2018-2021 tax years and additional assets that qualified for bonus depreciation under IRC 168(k) were identified. Said items increased the income tax receivable with an offset to current tax expense and created deferred tax liabilities with an offset to deferred tax expense. These amounts were booked in 2023 as a provision-to-return adjustment.

(2)   These amounts have been reclassified to conform to current period presentation under ASU 2023-09, *Income Taxes (Topic 740) Improvement to Income Tax Disclosures*.

The variations between the effective and statutory U.S. federal income tax rates are summarized as follows:

(In thousands)	2025 Amount	2025 %
U.S. federal statutory tax rate	$ 12,580	21.0
Effect of cross-border tax laws	(589)	(1.0)
Tax credits	(175)	(0.3)
Nontaxable or nondeductible items		
Executive compensation	1,113	1.9
Penalties and interest	(949)	(1.6)
Other	207	0.3
Other	960	1.6
Enactment of new tax laws	—	0.0
State and local income taxes, net of federal income tax effect [1]	(690)	(1.2)
Foreign tax effects		
Argentina		
Valuation allowance	929	1.6
Other	(50)	(0.1)
Brazil		
Foreign rate differential	2,063	3.4
Interest expense deduction on equity	(1,402)	(2.3)
Other	(1,048)	(1.7)
Canada		
Repatriation	1,981	3.3
Other	596	1.0
France	836	1.4
Mexico		
Goodwill impairment	1,543	2.6
Inflationary adjustment	(743)	(1.2)
Other	(526)	(0.9)
Netherlands	738	1.2
Philippines		
Foreign rate differential	(1,094)	(1.8)
Philippine Economic Zone Authority tax holiday	1,513	2.5
Other	420	0.7
Other foreign jurisdictions	820	1.4
Worldwide changes in unrecognized tax benefits	(6,024)	(10.1)
Total income tax provision	$ 13,009	21.7

(1)   State taxes in Illinois, Pennsylvania, California, Wisconsin and Texas made up the majority (greater than 50%) of the tax effect in this category.

(In thousands)	2024		2023	
	Amount	%	Amount	%
Federal income tax provision at statutory tax rate	$ 12,692	21.0	$ 10,162	21.0
State income tax provision, less applicable federal tax benefit	334	0.6	(588)	(1.2)
Foreign income taxed at different rates	4,556	7.5	1,153	2.4
U.S. taxation of foreign earnings [1]	(159)	(0.3)	1,079	2.2
Unrecognized tax benefits	4,520	7.5	4,090	8.5
Prior years return to provision true-up [2]	(6,795)	(11.2)	(2,424)	(5.0)
Stock based compensation, excess tax benefits	(937)	(1.6)	(1,262)	(2.6)
U.S. tax credits	(5,500)	(9.1)	(4,582)	(9.5)
Non-deductible expenses and other items, net	1,358	2.3	559	1.1
Total income tax provision	$ 10,069	16.7	$ 8,187	16.9

(1) Includes Subpart F activity, a direct inclusion of foreign affiliate(s) income in U.S. taxable income (all years), global intangible low-taxed income (GILTI) for 2023. For 2024, GILTI was zero due to the High Tax Election. 2024 includes a U.S. permanent foreign exchange tax benefit recognized upon repatriation.

(2) For 2024, amount resulted largely from a fixed asset inflationary tax benefit in Mexico. For 2023, amount resulted from higher federal research credit and lower GILTI.

At December 31, 2025 and 2024, the tax effects of significant temporary differences representing deferred tax assets and liabilities were as follows:

(In thousands)	2025	2024
Deferred Tax Assets:		
Pensions	$ 1,862	$ 1,467
Deferred revenue	2,243	2,067
Other accruals and reserves	8,961	12,324
Legal and environmental accruals	7,409	7,244
Deferred compensation	7,261	9,361
Bad debt and rebate reserves	4,252	4,950
Net operating loss carryforwards	26,124	7,615
Amortization of intangibles	52,355	52,868
Inventories	6,337	8,004
Tax credit carryforwards	22,786	19,383
Disallowed interest expense carryforwards	—	6,035
	$ 139,590	$ 131,318
Deferred Tax Liabilities:		
Depreciation	$ (100,120)	$ (94,012)
Unrealized foreign exchange loss	(3,166)	(3,222)
Other	(3,243)	(2,878)
	$ (106,529)	$ (100,112)
Valuation Allowance	$ (776)	$ (764)
Net Deferred Tax Assets	$ 32,285	$ 30,442
Reconciliation to Consolidated Balance Sheet:		
Non-current deferred tax assets (in other non-current assets)	43,735	40,054
Non-current deferred tax liabilities	(11,450)	(9,612)
Net Deferred Tax Assets	$ 32,285	$ 30,442

Earnings generated by a foreign subsidiary are presumed to ultimately be transferred to the parent company. Therefore, the establishment of deferred taxes may be required with respect to the excess of the investment value for financial reporting over the tax basis of investments in those foreign subsidiaries (also referred to as book-over-tax outside basis differences). A company may

overcome this presumption and forgo recording a deferred tax liability in its financial statements if it can assert that management has the intent and ability to indefinitely reinvest the earnings of its foreign subsidiaries. Pursuant to the 2017 U.S. Tax Cuts and Jobs Act (Tax Act), the Company's foreign earnings have been subject to U.S. federal taxes. The Company now has the ability to repatriate to the U.S. parent the cash associated with these foreign earnings with little additional U.S. federal taxes. This cash may, however, be subject to foreign income and/or local country taxes if repatriated to the United States. In addition, repatriation of some foreign cash balances may be further restricted by local laws. As such, the Company intends to limit its distributions to earnings previously taxed in the U.S. or earnings that would qualify for the 100 percent dividends received deduction provided for in the Tax Act as long as such distributions would not result in any significant foreign taxes.

In 2025, the Company repatriated $58,495,000 between April and December from its Brazil, European, Singapore and Canada subsidiaries. The Company incurred an incremental tax expense of $2,183,000 as a result of this repatriation. The effect of the adjustment on the 2025 effective tax rate was an increase of approximately 3.6 percent. In 2024, the Company repatriated $54,464,000 between July and December from its Singapore and Canada subsidiaries. The Company incurred an incremental tax expense of $647,000 as a result of this repatriation. The effect of the adjustment on the 2024 effective tax rate was an increase of approximately 1.1 percent. In 2023, the Company repatriated $54,944,000 between July and December from its Netherlands, Singapore and Canada subsidiaries. The Company incurred an incremental tax expense of $397,000 as a result of this repatriation. The effect of the adjustment on the 2023 effective tax rate was an increase of approximately 0.8 percent.

The Company evaluated its indefinite reinvestment assertion with regards to certain accumulated foreign earnings as of December 31, 2025. The Company did not consider the undistributed earnings of its Canadian subsidiary to be indefinitely reinvested in foreign operations to the extent of the subsidiary's paid-up capital (PUC) as determined under Canadian tax law, which is used to determine tax-free distributions for Canadian tax purposes. In 2024, all Canadian PUC was utilized, and any future distributions would be subject to Canada's 5.0 percent withholding tax. The Company also does not consider the undistributed earnings of one of its Dutch subsidiaries, and one of its Singapore subsidiaries to be indefinitely reinvested in foreign operations. A distribution from any of these subsidiaries should not result in any significant foreign taxes to the extent of the distribution limitations discussed above and therefore, the Company has not recognized a deferred tax liability for these undistributed earnings as of December 31, 2025. As a result of the SPQI manufacturing assets sale, the Company intends to repatriate cash of approximately $7,000,000 as soon as the local tax authorities and other governmental agencies approve. In addition, the Company considers up to $13,000,000 from two of its subsidiaries to not be indefinitely reinvested. As a result, a deferred tax liability of $995,000 was established to reflect the tax impact. The effect of the adjustment on the 2025 effective tax rate was an increase of approximately 1.7 percent. The Company considers the undistributed earnings of its remaining foreign subsidiaries to be indefinitely reinvested in foreign operations. At this time, the determination of deferred tax liabilities on this amount is not practicable.

The Company had non-U.S. tax loss carryforwards of $19,558,000 (pretax) as of December 31, 2025, and $16,390,000 as of December 31, 2024, that are available for use by the Company between 2026 and 2035. The Company generated a $50,655,000 U.S. tax loss in 2025. This U.S. loss is expected to be utilized in 2027 or 2028.

The Company had tax credit carryforwards of $22,786,000 as of December 31, 2025, and $19,383,000 as of December 31, 2024, that are available for use by the Company between 2026 and 2045. The Company had non-U.S. capital loss carryforwards of $587,000 as of December 31, 2025, and $560,000 as of December 31, 2024. The Company's capital loss carryforwards do not expire.

As of December 31, 2025 and 2024, the Company had valuation allowances of $776,000 and $764,000, respectively, which were attributable to deferred tax assets in Argentina, Canada, India and the Philippines. The realization of deferred tax assets is dependent on the generation of sufficient taxable income in the appropriate tax jurisdictions. The Company believes that it is more likely than not that the related deferred tax assets will not be realized.

As of December 31, 2025, 2024 and 2023, unrecognized tax benefits totaled $11,333,000, $17,326,000 and $14,590,000, respectively. The amount of unrecognized tax benefits that, if recognized, would favorably affect the Company's effective income tax rate in any future periods, net of the federal benefit on state issues, was approximately $10,819,000, $16,767,000 and $14,056,000 at December 31, 2025, 2024 and 2023, respectively. The Company does not believe that the amount of unrecognized tax benefits related to its current uncertain tax positions will change significantly over the next 12 months unless certain statute of limitations expire.

The Company recognizes accrued interest and penalties related to unrecognized tax benefits as income tax expense. In 2025, the Company recognized net interest and penalty expense of $823,000 compared to $1,261,000 of net interest and penalty expense in 2024 and $435,000 of net interest and penalty expense in 2023. At December 31, 2025, the liability for interest and penalties was $3,062,000 compared to $2,239,000 at December 31, 2024.

The Company files income tax returns in the U.S. federal jurisdiction and various states and foreign jurisdictions. The Company is not subject to U.S. federal income tax examinations by tax authorities for years before 2022. Some foreign jurisdictions and various U.S. states jurisdictions may be subject to examination back to 2018 (2015 in one jurisdiction).

During 2025, the Internal Revenue Service settled its audit of the 2016-2020 tax years. The adjustments were related to the disallowance of certain credits for which an uncertain tax position was previously established.

Below are reconciliations of the January 1 and December 31 balances of unrecognized tax benefits for 2025, 2024 and 2023:

(In thousands)	2025	2024	2023
Unrecognized tax benefits, opening balance	$ 17,326	$ 14,590	$ 10,682
Gross increases (decreases) – tax positions in prior period	(1,295)	833	1,891
Gross increases – current period tax positions	505	2,477	2,139
Settlements/State voluntary disclosure	(3,926)	—	(343)
Foreign currency translation	831	(548)	241
Lapse of statute of limitations	(2,108)	(26)	(20)
Unrecognized tax benefits, ending balance	$ 11,333	$ 17,326	$ 14,590

The following table summarizes cash payments of income taxes for 2025:

(In thousands)	2025 (1)
U.S. federal	$ (905)
U.S. state and local	
Illinois	$ (2,014)
Other	(1,208)
Total U.S. state and local	$ (3,222)
Foreign	
Brazil	$ 2,962
Canada	(1,120)
China	850
Colombia	642
France	3,958
Germany - Federal	436
Germany - Municipal	457
Netherlands	637
Philippines	743
Singapore	981
U.K.	1,601
Other	479
Total foreign	$ 12,626
Total	$ 8,499

For 2024, cash refunds received for income taxes, prior to the adoption of ASU 2023-09, was $12,342,000. For 2023, cash paid for income taxes, prior to the adoption of ASU 2023-09, was $29,558,000.

10. Stockholders' Equity

At December 31, 2025 and 2024, treasury stock consisted of 4,676,739 and 4,655,798 shares of common stock, respectively. During 2025, no shares of Company common stock were purchased in the open market. In addition, 52,030 shares were surrendered to the Company in connection with the settlement of employees' minimum statutory withholding taxes related to performance stock awards, exercised SARs and deferred compensation distributions.   Also, 31,089 shares of treasury stock were distributed to participants under the Company's deferred compensation plans.

11. Stock-based Compensation

On December 31, 2025, the Company had outstanding stock options, performance shares, RSUs and SARs awarded under its 2011 Incentive Compensation Plan (2011 Plan) and 2022 Equity Incentive Compensation Plan (2022 Plan). Equity incentive awards are granted to Company executives and other key employees. In addition, stock awards are granted to non-employee directors of the Company. As of April 26, 2022, no additional stock options, performance shares, RSUs or SARs may be granted under the 2011 Plan. As of the effective date of the 2022 Plan, 500,000 shares of the Company's common stock, plus the number of shares that remained available for awards under the 2011 Plan as of April 26, 2022, were available for equity awards under the 2022 Plan. In 2025, an

additional 500,000 shares of the Company's common stock under the 2022 Plan were approved to be available for grant. At December 31, 2025, there were 908,195 shares available for grant under the 2022 Plan.

Compensation expense recorded in the consolidated statements of income for all plans was $5,999,000, $5,347,000, and $5,741,000 for the years ended December 31, 2025, 2024 and 2023, respectively.

The total income tax benefit recognized in the income statement for share-based compensation arrangements was $1,477,000, $1,323,000, and $1,452,000 for the years ended December 31, 2025, 2024 and 2023, respectively.

Stock Options

Stock option awards are granted with an exercise price equal to the market price of the Company's stock at the date of grant. The market price is defined and calculated as the average of the opening and closing prices for Company common stock on the grant date as reported in the New York Stock Exchange – Composite Transactions. Stock option awards granted prior to 2017 generally cliff vested after two years. Starting in 2017, stock options have a three-year graded vesting feature, with one-third of the award vesting each year. The Company has elected the straight-line method of expense attribution for the stock options with graded vesting feature. These options have a 10-year contractual term. The fair value of each option award was estimated on the date of grant using the Black-Scholes option valuation model incorporating the weighted-average assumptions noted in the following table. Expected volatility is based on the historical volatility of the Company's common stock. The Company also uses historical data to estimate the expected term of options granted. The risk-free rate is the U.S. Treasury note rate that corresponds to the expected option term at the date of grant. The fair value for each SARs award was estimated using the same Black-Scholes valuation model incorporating the same assumptions as for stock options. The following are the weighted-average assumptions used to calculate the grant-date fair values of stock option and SARs awards granted in the years ended December 31, 2025, 2024 and 2023:

	For the Years Ended December 31		
	2025	2024	2023
Expected dividend yield	**1.34%**	1.22%	1.19%
Expected volatility	**31.80%**	30.89%	31.29%
Expected term	**6.9 years**	6.8 years	7.2 years
Risk-free interest rate	**4.09%**	4.23%	4.03%

A summary of stock option activity for the year ended December 31, 2025 is presented below:

	Shares	Weighted-Average Exercise Price	Weighted-Average Remaining Contractual Term	Aggregate Intrinsic Value ($000)
Options				
Outstanding at January 1, 2025	**338,352**	$ 89.21		
Granted	**4,364**	59.86		
Exercised	**(2,473)**	42.17		
Forfeited	**(910)**	101.39		
Outstanding at December 31, 2025	**339,333**	89.14	3.13	$ —
Vested or expected to vest at December 31, 2025	**339,333**	89.14	3.13	—
Exercisable at December 31, 2025	**332,083**	89.49	3.01	—

The weighted-average grant-date fair values of options awarded during the years ended December 31, 2025, 2024 and 2023, were $21.20, $32.02, and $38.72, respectively. The total intrinsic values of options exercised during the years ended December 31, 2025, 2024, and 2023 were $43,000, $1,245,000, and $2,364,000, respectively.

As of December 31, 2025, the total unrecognized compensation cost for unvested stock options was $109,000. That cost is expected to be recognized over a weighted-average period of 1.7 years.

Cash received from stock option exercises under the Company's stock option plans for the years ended December 31, 2025, 2024, and 2023 was $104,000, $1,112,000, and $2,795,000, respectively. The actual tax benefit realized for the tax deductions from stock option exercises totaled $2,000, $811,000, and $330,000 for the years ended December 31, 2025, 2024 and 2023, respectively.

SARs

At December 31, 2025, the Company had stock-settled SARs outstanding. SARs granted prior to 2017 cliff vested after two years. Starting in 2017, SARs have a three-year graded vesting feature, with one-third of the awards vesting each year. The Company has elected the straight-line method of expense attribution for the SARs with graded vesting feature. All SARs expire ten years from the grant date. Upon the exercise of a SARs award, a participant receives Company common stock. For stock-settled SARs, the number of shares equals the excess of the fair market value of a total number of shares/SARs exercised at the date of exercise over the fair market value of a total number of shares/SARs exercised at the date of grant (the exercise price) divided by the fair market value of a share of Company common stock at the date of exercise. Compensation expense for stock-settled SARs is based on the grant-date value of the awards allocated over the proportion of the vesting period that has been completed at the reporting date.

The following is a summary of SARs activity for the year ended December 31, 2025:

	Shares	Weighted-Average Exercise Price	Weighted-Average Remaining Contractual Term	Aggregate Intrinsic Value ($000)
SARs				
Outstanding at January 1, 2025	845,019	$ 96.26		
Granted	131,503	58.84		
Exercised	(11,920)	41.79		
Forfeited	(21,692)	79.08		
Outstanding at December 31, 2025	942,910	92.12	4.98	$ —

The weighted-average grant-date fair values of SARs granted during the years 2025, 2024 and 2023 were $20.85, $28.68, and $38.98, respectively. The fair value for each SARs award was estimated using the Black-Scholes valuation model incorporating the same assumptions as noted for stock options.

At December 31, 2025, there was $2,602,000 of total unrecognized compensation cost related to all unvested SARs. That cost is to be recognized over a weighted-average period of 1.9 years.

Stock Awards

In 2025 and 2024, the Company granted stock awards under the 2022 Plan. The Company grants stock awards to employees in the form of performance shares and RSUs. The majority of the performance shares vest only upon the Company's achievement of certain levels of financial performance in specified measurement periods as approved by the Human Capital and Compensation Committee of the Board of Directors. The number of shares of the Company's common stock ultimately distributed, if any, is contingent upon the Company's actual financial performance attained in the measurement period relative to the targets approved by the Human Capital and Compensation Committee. The fair value of performance shares equals the grant-date market price of the Company's common stock, discounted for the estimated amount of dividends that would not be received during the measurement period. Compensation expense is recorded each reporting period based on the probable number of awards that will ultimately vest given the projected level of financial performance. If during the measurement period certain threshold performance objectives are not met, no compensation cost is recognized and any compensation expense recorded in prior periods is reversed. The remainder of the performance shares vest upon the Company's common stock price reaching certain targets as approved by the Human Capital and Compensation Committee of the Board of Directors. The fair value of performance shares was estimated on the grant date using the Monte Carlo valuation model used for market based performance conditions and incorporated such assumptions as expected volatility of the Company's stock price, risk-free rate for U.S Treasury strips and dividend yield for the Company's cash dividends. Compensation expenses will be accrued regardless of whether the stock price hurdles are ultimately achieved or not unless requisite service period is not rendered. If requisite service is not rendered, accrued compensation expenses will be reversed. The RSUs have no performance conditions associated with their vesting and vest after the period of service established for the given grant. In addition, the Company grants stock awards that have no performance or service conditions associated with their vesting to non-employee directors of the Company.

A summary of stock award activity for the year ended December 31, 2025, is presented below:

Stock Awards	Shares		Weighted-Average Grant Date Fair Value
Unvested at January 1, 2025	74,805	$	79.09
Granted	158,718		56.98
Vested	(27,852)		89.52
Forfeited/modified due to change of assumptions	(45,525)		59.18
Unvested at December 31, 2025	160,146		61.03

The weighted-average grant-date fair values of stock awards granted during the years ended December 31, 2025, 2024 and 2023, were $56.98, $78.97, and $104.96, respectively. As of December 31, 2025, under the Company's current assumption as to the number of shares of stock awards that will vest at the measurement periods ended December 31, 2026, 2027 and 2028, there was $6,838,000 of unrecognized compensation cost for unvested stock awards. That cost is expected to be recognized over a period of 2.0 years.

In general, it is the Company's policy to issue new shares of its common stock upon the exercise of stock options and stock-settled SARs or the vesting of performance shares and RSUs.

12. Deferred Compensation

The Company sponsors deferred compensation plans that allow management employees to defer receipt of their annual cash incentive compensation and performance shares and outside directors to defer receipt of their fees and stock awards until retirement, departure from the Company or as otherwise elected. Compensation expense and the related deferred compensation obligation are recorded when the underlying compensation is earned. Over time, the deferred obligation may increase or decrease based on the performance results of investment options chosen by the plan participants. The investment options include the Company's common stock and a limited selection of mutual funds. The Company maintains sufficient shares of treasury stock to cover the equivalent number of shares that result from participants' elections of the Company common stock investment option. As a result, the Company periodically purchases shares of its common stock in the open market or in private transactions. The Company purchases shares of the applicable mutual funds to fund the portion of its deferred compensation liabilities tied to such investments.

Some plan distributions may be made in cash or Company common stock at the option of the participant. Other plan distributions can only be made in Company common stock. For deferred compensation obligations that may be settled in cash or shares of Company's common stock at the option of the participant, the Company must record appreciation in the market values of the investment choices made by participants as additional compensation expense. Conversely, declines in the market values of the investment choices reduce compensation expense. Increases and decreases of compensation expense that result from fluctuations in the underlying investments are recorded as part of operating expenses in the consolidated statements of income. The obligations that must be settled only in shares of the Company's common stock are treated as equity instruments; therefore, fluctuations in the market price of the underlying shares of the Company's common stock do not affect earnings.

The additional compensation expense or income resulting from the changes in the market values and earnings of the selected investment options was $2,155,000 expense in 2025 and 2024 and $4,371,000 expense in 2023. The Company's deferred compensation liability was $23,166,000 and $31,171,000 at December 31, 2025 and 2024, respectively.

13. Postretirement Benefit Plans

Defined Benefit Plans

The Company sponsors various funded qualified and unfunded non-qualified defined benefit pension plans, the most significant of which cover employees in the U.S. and U.K. locations. The various U.S. defined benefit pension plans were amended during the years 2005-2008 to freeze the plans by stopping the accrual of service benefits. The U.K. defined benefit pension plan was frozen in 2006. Benefits earned through the freeze dates are available to participants when they retire, in accordance with the terms of the plans. The Company established defined contribution plans to replace the frozen defined benefit pension plans.

Obligations and Funded Status at December 31

	United States		United Kingdom	
(In thousands)	**2025**	2024	**2025**	2024
Change in benefit obligation				
Benefit obligation at beginning of year	$ **126,335**	$ 131,783	$ **12,400**	$ 13,750
Interest cost	**6,800**	6,605	**700**	647
Actuarial (income) loss	**1,332**	(2,251)	**(170)**	(1,071)
Benefits paid	**(9,798)**	(9,802)	**(755)**	(714)
Foreign exchange impact	**—**	—	**947**	(212)
Benefit obligation at end of year	$ **124,669**	$ 126,335	$ **13,122**	$ 12,400

	United States		United Kingdom	
(In thousands)	**2025**	2024	**2025**	2024
Change in plan assets				
Fair value of plan assets at beginning of year	$ **126,888**	$ 137,985	$ **14,175**	$ 16,091
Actual return on plan assets	**7,956**	(1,520)	**763**	(961)
Employer contributions	**170**	225	**—**	—
Benefits paid	**(9,798)**	(9,802)	**(755)**	(714)
Foreign exchange impact	**—**	—	**1,089**	(241)
Fair value of plan assets at end of year	$ **125,216**	$ 126,888	$ **15,272**	$ 14,175
Over funded status at end of year	$ **547**	$ 553	$ **2,150**	$ 1,775

The amounts recognized in the consolidated balance sheets at December 31 consisted of:

	United States		United Kingdom	
(In thousands)	**2025**	2024	**2025**	2024
Non-current assets	$ **1,945**	$ 5,924	$ **2,150**	$ 1,775
Current liability	**(145)**	(167)	**—**	—
Non-current liability	**(1,253)**	(5,204)	**—**	—
Net amount recognized	$ **547**	$ 553	$ **2,150**	$ 1,775

The amounts recognized in accumulated other comprehensive income at December 31 consisted of:

	United States		United Kingdom	
(In thousands)	**2025**	2024	**2025**	2024
Net actuarial loss	$ **29,976**	$ 28,515	$ **5,778**	$ 6,283

Below is information for pension plan with projected benefit obligations in excess of plan assets at December 31, 2025 and December 31, 2024.

	United States	
(In thousands)	**2025**	2024
Projected benefit obligation	$ **—**	$ 101,379
Accumulated benefit obligation	$ **—**	101,379
Fair value of plan assets	$ **—**	97,595

Components of Net Periodic Benefit Cost and Other Amounts Recognized in Other Comprehensive Income

Net periodic benefit costs for the years ended December 31, 2025, 2024 and 2023, were as follows:

(In thousands)	United States			United Kingdom		
	2025	2024	2023	2025	2024	2023
Interest cost	$ 6,800	$ 6,605	$ 6,949	$ 700	$ 647	$ 669
Expected return on plan assets	(8,009)	(8,479)	(8,533)	(811)	(735)	(695)
Amortization of net actuarial (gain) loss	(76)	(12)	(23)	383	324	334
Net periodic benefit cost	$ (1,285)	$ (1,886)	$ (1,607)	$ 272	$ 236	$ 308

Other changes in plan assets and benefit obligations recognized in other comprehensive income for the years ended December 31, 2025, 2024 and 2023, were as follows:

(In thousands)	United States			United Kingdom		
	2025	2024	2023	2025	2024	2023
Net actuarial (gain) loss	$ 1,385	$ 7,748	$ 1,930	$ (122)	$ 618	$ 135
Amortization of net actuarial gain (loss)	76	12	23	(383)	(324)	(334)
Total recognized in other comprehensive income	$ 1,461	$ 7,760	$ 1,953	$ (505)	$ 294	$ (199)
Total recognized in net periodic benefit cost and other comprehensive income	$ 176	$ 5,874	$ 346	$ (233)	$ 530	$ 109

Estimated Future Benefit Payments

(In thousands)	United States	United Kingdom
2026	$ 10,020	$ 710
2027	10,089	738
2028	10,137	776
2029	10,169	798
2030	10,169	826
2031-2035	48,930	4,719

Assumptions

The weighted-average assumptions used to determine benefit obligations at December 31 were as follows:

	United States		United Kingdom	
	2025	2024	2025	2024
Discount rate	5.60%	5.60%	5.60%	5.50%

The weighted-average assumptions used to determine net periodic benefit costs for years ended December 31 were as follows:

	United States			United Kingdom		
	2025	2024	2023	2025	2024	2023
Discount rate	5.50%	5.20%	5.50%	5.50%	4.80%	5.00%
Expected long-term return on plan assets	5.50%	5.50%	5.50%	5.55%	4.64%	4.47%

In addition to the above assumptions, the Company uses a market-related value of assets approach to calculate the expected return on the plan assets component of U.S. net periodic benefit cost. The market-related value equals the fair value of plan assets with five-year smoothing of asset gains or losses. Asset gains are subtracted or losses added in the following way: 80 percent of the prior year's gain or loss; 60 percent of the second preceding year's gain or loss; 40 percent of the third preceding year's gain or loss; and 20 percent of the fourth preceding year's gain or loss. Gains or losses for the year are calculated as the difference between the expected fair value of assets and the actual fair value of assets.

Investment Strategies and Policies

U.S. Plans

During 2025, the plan maintained an asset allocation structure of approximately 81 percent duration-matching bonds, 16 percent equity and three percent money market funds. Plan equity assets (other than Stepan Company stock) are invested using domestic and foreign exchange traded funds (ETFs) to achieve diversification amongst a relatively small asset pool. An investment management firm monitors the ETFs and also monitors and manages the overall asset allocation and compliance with the Investment Policy Statement. The fixed income manager seeks to reduce the volatility of the plan's funded status by matching the duration with the plan's liability while seeking to improve returns through security selection, sector allocation and yield curve management.

Risk is diversified among multiple asset categories. The investment management firm recommends asset allocations based on the time horizon available for investment, funded status, the nature of the plan cash flows and liabilities and other factors. The asset allocation targets are approved by the Company's Plan Committee.

Available investment categories include:

Equities: Common stocks of large, medium, and small companies, including both U.S. and non-U.S. based companies. The allocation for equities, excluding Company stock, is approximately 13 percent and the total equity target is 20 percent, including allocation to the Company's common stock.

Fixed Income (Debt): Bonds or notes issued or guaranteed by the U.S. government, and to a lesser extent, by non-U.S. governments, or by their agencies or branches, mortgage-backed securities, including collateralized mortgage obligations, corporate bonds, municipal bonds and dollar-denominated debt securities issued in the U.S. by non-U.S. banks and corporations. A small percentage of the fixed income assets may be in debt securities that are below investment grade. The pension allocation for fixed income is 78 percent. The fixed income portfolio has a duration similar to the plan's liability stream and is designed to perform consistent with the movement of the plan's liabilities.

Employer Securities: The retirement plans also hold shares of the Company's common stock, which are purchased or sold by the trustee from time to time, as directed by the Plan Committee. At the direction of the Plan Committee, the plans sold 25,577 shares of the Company's common stock to the Company's employee stock ownership plan (ESOP) trust in 2025. In 2024, the plans sold 14,439 shares to the Company's ESOP trust on February 22, 2024. In 2023, the plans sold 38,542 shares to the Company's ESOP trust on February 15, 2023.

The target allocation for cash is two percent of plan assets.

U.K. Plan

The objective of the U.K. defined benefit pension fund investment strategy is to maximize the long-term rate of return on plan assets within a medium level of risk in order to minimize the cost of providing pension benefits. To that end, the plan assets are invested in an actively managed pooled fund of funds that diversifies its holdings among equity securities, debt securities, property and cash. Although there are no formal target allocations for the plan assets, the overall strategy is to achieve a mix of investments for long-term growth and near-term benefit payments with a wide diversification of asset types. Equity securities are selected from U.K., European, U.S. and emerging market companies. Bonds include U.K. and other countries' government notes and corporate debt of U.K and non-U.K. companies. There are no specific prohibited investments. Plan trustees meet regularly with the fund manager to assess the fund's performance and to reassess investment strategy. At December 31, 2025, the actual pension asset allocation was 13 percent equities, one percent real estate, 75 percent bonds, four percent insurance contracts, and seven percent cash.

Included in plan assets are insurance contracts purchased by the plan trustees to provide pension payments for specific retirees. In past years, at the time a plan participant retired, the plan trustee would periodically purchase insurance contracts to cover the future payments due the retiree. This practice is no longer followed. The contracts are revocable, and the related plan obligations are not considered settled. Therefore, the plan assets and obligations include the insured amounts.

Plan Assets

U.S. Plans

The Company's asset allocations for its U.S. pension plans at December 31, 2025 and 2024, by asset category, were as follows:

	December 31, 2025			
(In thousands)	Level 1	Level 2	Level 3	Total
Cash and Cash Equivalents	$ 12,735	$ —	$ —	$ 12,735
Equity Securities				
U.S. Equities	16,256	—	—	16,256
Non-U.S. Equities	—	—	—	—
Employer Securities	4,274	—	—	4,274
Total Equities	20,530	—	—	20,530
Fixed Income Securities				
U.S. Corporate Bonds	—	62,029	—	62,029
U.S. Government and Agency Bonds	23,975	938	—	24,913
Other Bonds	—	5,009	—	5,009
Total Fixed Income	23,975	67,976	—	91,951
Total	$ 57,240	$ 67,976	$ —	$ 125,216

	December 31, 2024			
(In thousands)	Level 1	Level 2	Level 3	Total
Cash and Cash Equivalents	$ 8,416	$ —	$ —	$ 8,416
Equity Securities				
U.S. Equities	16,010	—	—	16,010
Non-U.S. Equities	—	—	—	—
Employer Securities	7,493	—	—	7,493
Total Equities	23,503	—	—	23,503
Fixed Income Securities				
U.S. Corporate Bonds	—	46,114	—	46,114
U.S. Government and Agency Bonds	38,789	3,218	—	42,007
Other Bonds	—	6,848	—	6,848
Total Fixed Income	38,789	56,180	—	94,969
Total	$ 70,708	$ 56,180	$ —	$ 126,888

Plan Asset Valuation Methodology

Following is a description of the valuation methodologies used for plan assets measured at fair value.

Individual equity securities, including employer securities, are valued by Standard & Poor's Securities Evaluations as determined by quoted market prices on the New York Stock Exchange or other active trading markets. Both market pricing and future cash flow analysis may be used in the pricing process as follows:

Level 1 – Equities are valued according to the exchange-quoted market prices of the underlying investments. Level 1 fixed income securities are U.S. government securities and are valued according to quoted prices from active markets.

Level 2 – Fixed income investments without equivalent trading exchanges are valued primarily through a technique known as "future cash flow approach" which is based on what bondholders can reasonably expect to receive based upon an issuer's current financial condition. Pricing analysts prepare cash flow forecasts and utilize one or two pricing models to arrive at an evaluated price. These models include factors such as the interest rate on the coupon, maturity, rating, cash flow projections and other factors.

Level 3 – no investments held during 2025 or 2024 were categorized as Level 3.

U.K. Plan

The Company's asset allocations for its U.K. pension plans at December 31, 2025 and 2024, by asset category, were as follows:

(In thousands)	Level 1	Level 2	Level 3	Total
		December 31, 2025		
Cash	—	$ 1,145	$ —	$ 1,145
Equity Securities				
Pooled Pension Funds	—	1,958	—	1,958
Fixed Income				
Pooled Pension Funds	—	11,505	—	11,505
Real Estate				
Pooled Pension Funds	—	82	—	82
Insurance Contracts	—	—	582	582
Total	$ —	$ 14,690	$ 582	$ 15,272

(In thousands)	Level 1	Level 2	Level 3	Total
		December 31, 2024		
Cash	—	$ 941	$ —	$ 941
Equity Securities				
Pooled Pension Funds	—	1,691	—	1,691
Fixed Income				
Pooled Pension Funds	—	10,825	—	10,825
Real Estate				
Pooled Pension Funds	—	85	—	85
Insurance Contracts	—	—	633	633
Total	$ —	$ 13,542	$ 633	$ 14,175

Units of each of the pooled funds are valued by the trustee based on quoted market prices of the underlying investments (the underlying assets are either exchange traded or have readily available markets).

Fair value changes within asset categories for which fair value measurements use significant unobservable inputs (Level 3) were as follows during 2025 and 2024:

(In thousands)	Insurance Contracts
Fair value, December 31, 2023	$ 760
Sale proceeds (benefit payments)	(129)
Change in unrealized gain	13
Foreign exchange impact	(11)
Fair value, December 31, 2024	$ 633
Sale proceeds (benefit payments)	(137)
Change in unrealized gain	40
Foreign exchange impact	46
Fair value, December 31, 2025	$ 582

Long-term Rate of Return for Plan Assets

U.S. Plans

The overall expected long-term rate of return on assets of 5.50 percent that was used to develop the 2025 pension expense is based on plan asset allocation, capital markets forecasts and expected benefits of active investment management. For fixed income, the expected return is 5.24 percent. This assumption includes the yield on the five-year zero-coupon U.S. Treasury bond as the base rate along with historical data from the U.S. Treasury yield curve. For equities, the expected return is 8.86 percent for U.S. and international equities. This return is based on a blended average of three different statistical models that each incorporates multiple factors, including forecasts relating to inflation, Gross Domestic Product, and the Fed Funds Target Rate.

The overall investment return forecast reflects the target allocations and the capital markets forecasts for each asset category, plus a premium for active asset management expected over the long term.

U.K. Plan

The overall expected long-term return on plan assets is a weighted average of the expected long-term returns for equity securities, debt securities and other assets. The redemption yield at the measurement date on U.K. government fixed interest bonds and the yield on corporate bonds are used as proxies for the return on the debt portfolio. The returns for equities and property are estimated as a premium of 1.8 percent added to the risk-free rate. Cash is assumed to have a long-term return of 3.8 percent.

Other Defined Benefit Plans

The Company maintains funded and unfunded defined benefit plans in other foreign locations. The liabilities and expenses associated with these plans, individually and collectively, are not material to the Company's consolidated financial statements. Discount rates for these plans are determined based on local interest rates and plan participant data.

Cash Flows

As a result of pension funding relief included in the Highway and Transportation Funding Act of 2014, the Company did not make any 2025 contributions to the funded U.S. qualified defined benefit plans and made $170,000 contribution to the unfunded non-qualified U.S pension plans. In 2026, the Company expects to contribute $910,000 to the U.S. qualified defined benefit plans and $145,000 to the U.S. unfunded non-qualified pension plans. The Company does not expect to make any contributions to the U.K. defined benefit plan in 2026.

<u>Defined Contribution Plans</u>

The Company sponsors retirement savings defined contribution retirement plans that cover eligible U.S. and U.K. employees. The Company's U.S. retirement plans include two qualified plans, one of which is a 401(k) plan and one of which is an employee stock ownership plan (ESOP), and one non-qualified supplemental executive plan. Prior to 2018, the Company made profit sharing contributions into the qualified retirement plans for its U.S. employees and starting in 2018 made profit sharing contributions into the qualified retirement plans for U.S. employees and for certain non-U.S. employees. Profit sharing contributions were determined using a formula applied to Company earnings. In 2023, 2024 and 2025, profit sharing contributions for U.S. employees were made to the ESOP trust. Profit sharing contributions are allocated to participant accounts on the basis of participant base earnings.

Defined contribution expenses for the Company's qualified defined contribution plans and statutory profit sharing contributions were as follows:

(In thousands)	2025	2024	2023
Retirement contributions	$ 9,014	$ 8,633	$ 8,930
Profit sharing contributions	2,426	1,720	2,019
Total	$ 11,440	$ 10,353	$ 10,949

The Company has a rabbi trust to fund the obligations of its non-qualified supplemental executive defined contribution plans (supplemental plans). The trust comprises various mutual fund investments selected by the participants of the supplemental plans. In accordance with the accounting guidance for rabbi trust arrangements, the assets of the trust and the obligations of the supplemental plans are reported on the Company's consolidated balance sheet. The Company elected the fair value option for the mutual fund investment assets so that offsetting changes in the mutual fund values and defined contribution plan obligations would be recorded in earnings in the same period. Therefore, the mutual funds are reported at fair value with any subsequent changes in fair value recorded in the income statement. The supplemental plan liabilities increase (i.e., supplemental plan expense is recognized) when the value of the trust assets appreciate and decrease (i.e., supplemental plan income is recognized) when the value of the trust assets decline. At December 31, 2025, and December 31, 2024, the trust asset balances and the supplemental plan liability balances were $276,000 and $472,000, respectively.

Certain foreign locations are required by law to make profit sharing contributions to employees based on statutory formulas. For the years ended December 31, 2025, 2024 and 2023, the Company recognized $138,000, $298,000 and $480,000, respectively, of statutory profit sharing expense that is included in the table above.

In all Company locations, approximately 85 percent of union and non-union employees are eligible for either the Company's sponsored or statutory profit sharing contributions and 100 percent of U.S. based union and non-union employees are eligible for the Company's sponsored profit sharing contribution.

14. Accrued Liabilities

The composition of accrued liabilities was as follows:

	December 31	
(In thousands)	**2025**	2024
Accrued payroll and benefits	$ **46,387**	$ 46,316
Accrued customer rebates	**19,890**	18,757
Other accrued liabilities	**52,759**	52,367
Total accrued liabilities	$ **119,036**	$ 117,440

15. Other Non-Current Liabilities

The composition of other non-current liabilities was as follows:

	December 31	
(In thousands)	**2025**	2024
Deferred revenue	$ **2,216**	$ 4,431
Environmental and legal matters	**8,332**	8,548
Deferred compensation liability	**11,327**	19,332
Pension liability	**3,430**	8,507
Other non-current liabilities	**20,128**	25,226
Total other non-current liabilities	$ **45,433**	$ 66,044

16. Contingencies

There are a variety of legal proceedings pending or threatened against the Company that occur in the normal course of the Company's business, the majority of which relate to environmental assessment, protection and remediation matters. Some of these proceedings may result in fines, penalties, judgments or costs being assessed against the Company at some future time. The Company's operations are subject to extensive local, state and federal regulations, including the U.S. Comprehensive Environmental Response, Compensation and Liability Act of 1980 (CERCLA) and the Superfund amendments of 1986 (Superfund) as well as comparable regulations applicable to the Company's foreign locations. Over the years, the Company has received requests for information related to or has been named by government authorities as a potentially responsible party at a number of sites where cleanup costs have been or may be incurred by the Company under CERCLA and similar state statutes. In addition, the Company is from time to time involved in routine legal proceedings incidental to the conduct of its business, including personal injury, property damage, tax, trade and labor matters. The Company believes that it has made adequate provisions for the costs it is likely to incur with respect to these claims.

In determining the appropriate level of environmental reserves, the Company considers several factors such as information obtained from investigatory studies; changes in the scope of remediation; the interpretation, application and enforcement of laws and regulations; changes in the costs of remediation programs; the development of alternative cleanup technologies and methods; and the relative level of the Company's involvement at various sites for which the Company is allegedly associated. The level of annual expenditures for remedial, monitoring and investigatory activities will change in the future as major components of planned remediation activities are completed and the scope, timing and costs of existing activities are changed. As of December 31, 2025, the Company estimated a range of possible environmental losses and legal losses of $19,272,000 to $45,998,000. Within the range of possible environmental losses and legal losses, management has currently concluded that no single amount is more likely to occur than any other amounts in the range and, thus, has accrued at the lower end of the range. These accruals totaled $19,272,000 at December 31, 2025 and $19,952,000 at December 31, 2024. In the second quarter of 2025, the Company accrued an additional $1,754,000 for remediation expenses at the Company's Elwood, Illinois (Millsdale) facility due to a change in the scope of planned remediation activities. Although the Company believes that its estimated range of possible environmental losses and legal losses and its reserves are adequate for contingencies, it is possible due to uncertainties including those noted above, that additional reserves could be required in the future. Cash expenditures related to environmental remediation and certain other legal matters approximated $4,646,000 and $7,028,000 for the years ended December 31, 2025 and 2024, respectively.

For certain sites, the Company has responded to information requests made by federal, state or local government agencies but has received no response confirming or denying the Company's stated positions. As such, estimates of the total costs, or range of possible costs, of remediation, if any, or the Company's share of such costs, if any, cannot be determined with respect to these sites. Consequently, the Company is unable to predict the effect thereof on the Company's financial position, cash flows and results of

operations. Based on the Company's present knowledge with respect to its involvement at these sites, the possibility of other viable entities' responsibilities for cleanup, and the extended period over which any costs would be incurred, management believes that the Company has no material liability at these sites and that these matters, individually and in the aggregate, will not have a material effect on the Company's financial position. However, in the event of one or more adverse determinations with respect to such sites in any annual or interim period, the effect on the Company's cash flows and results of operations for those periods could be material.

Following are summaries of the Company's major contingencies at December 31, 2025:

Maywood, New Jersey Site

The Company's property in Maywood, New Jersey, property formerly owned by the Company adjacent to its current site and other nearby properties (collectively, the Maywood site) were listed on the National Priorities List in September 1993 pursuant to the provisions of CERCLA because of alleged chemical and radiological contamination. Pursuant to (i) a September 21, 1987 Administrative Order on Consent entered into between the U.S. Environmental Protection Agency (USEPA) and the Company for property formerly owned by the Company at the Maywood site and (ii) the issuance of an order on May 2, 1991 by the USEPA to the Company for property currently owned by the Company at the Maywood site, the Company has completed various Remedial Investigation/Feasibility Studies of soil and groundwater at the Maywood site. On September 24, 2014, the USEPA issued its Record of Decision (ROD) for chemically-contaminated soil at the Maywood site. The ROD was amended pursuant to an Explanation of Significant Differences in January 2021. On February 29, 2024, the U.S. District Court for the District of New Jersey entered a consent decree among the Company, the United States, the New Jersey Department of Environmental Protection (NJDEP) and the New Jersey Spill Compensation Fund Administrator that requires the Company to take certain actions and to pay certain past costs of the United States and NJDEP. The USEPA has not yet issued a ROD for chemically-contaminated groundwater at the Maywood site.

Based on the most current information available, the Company believes its recorded liability is reasonable having considered the range of estimated costs of remediation for the Maywood site. The estimate of the cost of remediation for the Maywood site could change again as the Company continues to hold discussions with the USEPA, as the design of the remedial action is finalized, if a groundwater ROD is issued or if other potentially responsible parties are identified. The ultimate amount for which the Company is liable could differ materially from the Company's current recorded liability.

D'Imperio Property Site

During the mid-1970's, Jerome Lightman and the Lightman Drum Company disposed of hazardous substances generated by the Company at several sites in New Jersey, including the D'Imperio site. The Company was named as a potentially responsible party in an October 2, 1998 lawsuit in the U.S. District Court for the District of New Jersey that involved the D'Imperio Site. The Company is cooperating with other potentially responsible parties to implement the selected remedy. Based on current information, the Company believes that its recorded liability is reasonable having considered the range of estimated cost of remediation for the D'Imperio site. Depending on the ultimate cost of the remediation at this site, the amount for which the Company is liable could differ materially from the Company's current recorded liability.

Wilmington Site

Property formerly owned and operated by the Company in Wilmington, Massachusetts was listed on the National Priorities List in 2006. The Company, together with the current site owner and another potentially responsible party, entered into an Administrative Order on Consent in July 2007 to undertake a Remedial Investigation and Feasibility Study. A ROD was issued by the USEPA on March 30, 2021. The Company and three other potentially responsible parties entered into a consent decree, dated September 28, 2023, with USEPA and the Commonwealth of Massachusetts that requires the remedial design and remedial action of the remedy selected in the ROD for two operable units and an interim remedy for another operable unit. Remediation at this site is being managed by its current owner, to whom the Company sold the property in 1980. The Company is contractually obligated to contribute up to five percent of the environmental response costs incurred by the current owner, with no limitation on the ultimate amount of contributions. The Company had paid the current owner $4,277,000 for the Company's portion of environmental response costs at the Wilmington site through December 31, 2025. The Company has recorded a liability for its portion of the estimated remediation costs for the site. Depending on the ultimate cost of the remediation at this site, the amount for which the Company is liable could differ materially from the current recorded liability.

On July 29, 2022, the Company and other potentially responsible parties were notified of a possible joint claim by federal and state trustees for alleged natural resource damages related to the Wilmington site. The alleged damages may result in a range of possible penalties and the Company recorded a liability for this matter during the first quarter of 2024. Depending on the ultimate resolution of this matter, the amount for which the Company is liable could differ materially from the current recorded liability.

Millsdale Site

On March 26, 2024, the Company received a Notice and Finding of Violation from the USEPA alleging violations of air regulations at the Company's Elwood, Illinois (Millsdale) facility. The notice alleges violations related to operating parameters and air emission requirements. The notice does not state whether the USEPA intends to pursue financial penalties or operational remedies. The alleged violations may result in a range of possible penalties; however, at this stage of the matter, the Company is unable to predict the ultimate outcome or what impact, if any, the outcome might have on the Company's financial position, results of operations or cash flows.

Other U.S. Sites

Through the regular environmental monitoring of its plant production sites, the Company discovered levels of chemical contamination that were above thresholds allowed by law at its Millsdale and Fieldsboro, New Jersey plants. The Company voluntarily reported its results to the applicable state environmental agencies. As a result, the Company is required to perform self-remediation of the affected areas. Based on current information, the Company believes that its recorded liability for the remediation of the affected areas is appropriate based on an estimate of expected costs. However, actual costs could differ materially from the current recorded liability.

Brazil Tax Rescission Action

In March 2017, the Brazil Supreme Court ruled that ICMS (State VAT) does not represent a Company's revenue and should not be included in the calculation basis of certain indirect taxes (PIS/COFINS). Based on the Supreme Court's decision, the Company's Brazilian subsidiary filed a lawsuit on March 23, 2017 to recover PIS/COFINS overpayments. The Company's recovery case was successful and became final in November 2018. In May 2021, the Brazil Supreme Court modulated its original decision so that only taxpayers that had filed lawsuits before March 15, 2017, should recover prior PIS/COFINS overpayments. On June 12, 2023, the Brazil National Treasury filed a rescission action against the Company's Brazilian subsidiary to rescind its use of the PIS/COFINS tax credits for the period from March 23, 2012, to March 15, 2017. In September and October 2024, the Brazil Superior Court and Supreme Court, respectively, ruled that the generally held two-year "res judicata" principle would start from the May 2021 ruling and not the final ruling in prior taxpayer cases (e.g., November 30, 2018, for the Company's case). Based on current information, the Company believes that its recorded liability is reasonable; however, depending on the ultimate resolution of this matter, the amount for which the Company is liable could differ materially from the current recorded liability.

Other Matters

On March 19, 2025, the Company received a pre-filing notice from USEPA for alleged violations of the Federal Insecticide, Fungicide, and Rodenticide Act (FIFRA) associated with certain of the Company's biocide products sold by a licensed distributor. USEPA assessed a civil penalty of $1,126,000, which the Company paid on July 2, 2025. As of December 31, 2025, the Company recovered $1,000,000 of the USEPA penalty from third parties.

17. Segment Reporting

The Company has three reportable segments: Surfactants, Polymers and Specialty Products. Each segment provides distinct products and requires separate management due to unique markets, technologies and production processes. Surfactants are used in a variety of consumer and industrial cleaning and disinfection products such as detergents for washing clothes, dishes, carpets, floors and walls, as well as shampoos and body washes. Other applications include fabric softeners, germicidal quaternary compounds, disinfectants, lubricating ingredients, emulsifiers for spreading agricultural products and industrial applications such as latex systems, plastics and composites. Polymers include polyurethane polyols, polyester resins and phthalic anhydride. Polyurethane polyols are used in the manufacture of rigid foam for thermal insulation in the construction industry and are also a base raw material for coatings, adhesives, sealants and elastomers (collectively, CASE products). Powdered polyester resins are used in coating applications. CASE and powdered polyester resins are collectively referred to as specialty polyols. Phthalic anhydride is used in unsaturated polyester resins, alkyd resins and plasticizers for applications in construction materials and components of automotive, boating and other consumer products. In addition, the Company uses phthalic anhydride internally in the production of polyols. Specialty Products include flavors, emulsifiers and solubilizers used in food, flavoring, nutritional supplement and pharmaceutical applications.

The Company's Chief Operating Decision Maker (CODM) is the President and Chief Executive Officer. The CODM regularly uses multiple financial measures to allocate financial and human resources to individual segments and evaluate segment performance. The CODM also uses these measures in the annual budget and quarterly forecasting processes. The CODM uses segment information for comparison of the Company's segments' performance with competitors' performance as well as monitoring of actual results versus budget to establish management's business goals and compensation objectives. It is also used to allocate resources to individual segments and evaluate their performances. This information includes net sales, cost of sales, gross profit, operating expenses and operating income.

The accounting policies of the reportable segments are the same as those described in the summary of significant accounting policies (see Note 1, *Summary of Significant Accounting Policies*, of the notes to the Company's consolidated financial statements included in Item 8 of this Form 10-K).

The following is segment data for the three years ended December 31, 2025, 2024 and 2023 and reconciliations of segment data to the consolidated financial statements and non-GAAP measures:

(In thousands)	Surfactants	Polymers	Specialty Products	Total
2025				
Net Sales	$ 1,665,983	$ 584,477	$ 81,654	$ 2,332,114
Cost of Sales [1]	1,497,333	512,872	52,646	2,062,851
Operating Expenses [2]	101,292	28,340	3,368	133,000
Operating Income	$ 67,358	$ 43,265	$ 25,640	$ 136,263
Unallocated Corporate Expenses [3]	—	—	—	(57,714)
Consolidated Operating Income				$ 78,549
Segment Assets	$ 1,630,551	$ 536,748	$ 82,300	$ 2,249,599
Unallocated Assets [4]	—	—	—	108,103
Consolidated Assets				$ 2,357,702
Segment Capital Expenditures	$ 88,676	$ 30,528	$ 5,514	$ 124,718
Unallocated Capital Expenditures [5]	—	—	—	(2,204)
Consolidated Capital Expenditures				$ 122,514
Segment Depreciation and Amortization	$ 85,655	$ 33,103	$ 5,902	$ 124,660
Unallocated Depreciation and Amortization [6]	—	—	—	1,381
Consolidated Depreciation and Amortization				$ 126,041

(In thousands)	Surfactants	Polymers	Specialty Products	Total
2024				
Net Sales	$ 1,532,115	$ 584,905	$ 63,254	$ 2,180,274
Cost of Sales [1]	1,352,022	516,902	39,219	1,908,143
Operating Expenses [2]	94,475	27,380	3,127	124,982
Operating Income	$ 85,618	$ 40,623	$ 20,908	$ 147,149
Unallocated Corporate Expenses [3]	—	—	—	(76,669)
Consolidated Operating Income				$ 70,480
Segment Assets	$ 1,578,689	$ 523,192	$ 70,898	$ 2,172,779
Unallocated Assets [4]	—	—	—	131,869
Consolidated Assets				$ 2,304,648
Segment Capital Expenditures	$ 90,766	$ 25,827	$ 3,992	$ 120,585
Unallocated Capital Expenditures [5]	—	—	—	2,191
Consolidated Capital Expenditures				$ 122,776
Segment Depreciation and Amortization	$ 72,028	$ 32,417	$ 5,949	$ 110,394
Unallocated Depreciation and Amortization [6]	—	—	—	1,803
Consolidated Depreciation and Amortization				$ 112,197

(In thousands)	Surfactants	Polymers	Specialty Products	Total
2023				
Net Sales	$ 1,602,819	$ 642,471	$ 80,478	$ 2,325,768
Cost of Sales [1]	1,431,462	553,590	65,443	2,050,495
Operating Expenses [2]	98,958	28,111	3,559	130,628
Operating Income	$ 72,399	$ 60,770	$ 11,476	$ 144,645
Unallocated Corporate Expenses [3]	—	—	—	(86,032)
Consolidated Operating Income				$ 58,613
Segment Assets	$ 1,586,148	$ 537,193	$ 70,508	$ 2,193,849
Unallocated Assets [4]	—	—	—	169,505
Consolidated Assets				$ 2,363,354
Segment Capital Expenditures	$ 231,341	$ 19,971	$ 9,310	$ 260,622
Unallocated Capital Expenditures [5]	—	—	—	(287)
Consolidated Capital Expenditures				$ 260,335
Segment Depreciation and Amortization	$ 64,377	$ 32,426	$ 5,789	$ 102,592
Unallocated Depreciation and Amortization [6]	—	—	—	2,746
Consolidated Depreciation and Amortization				$ 105,338

(1) Cost of sales is comprised of raw material costs (including freight and handling expenses to deliver the raw materials), manufacturing plant labor expenses and various manufacturing overhead expenses, such as utilities, maintenance, operating supplies, amortization and manufacturing asset depreciation expenses, warehouse and rail car expenses that can be allocated to reportable segments. For more details about items included in Cost of sales line item on the Consolidated Statements of Income, see Note 1, *Summary of Significant Accounting Policies*, of the notes to the Company's consolidated financial statements included in Item 8 of this Form 10-K.

(2) Operating expenses allocated to reportable segments are comprised of selling, administrative and research and development expenses. The CODM uses operating expenses balances in their aggregate to analyze the performance of each reportable segment. For more details about items included in Operating expenses line items on the Consolidated Statements of Income, see Note 1, *Summary of Significant Accounting Policies*, of the notes to the Company's consolidated financial statements included in Item 8 of this Form 10-K.

(3) Unallocated corporate expenses are primarily comprised of corporate administrative expenses (e.g., corporate finance, legal, human resources and information technology), environmental remediation expenses, deferred compensation, business restructuring, assets and goodwill impairment expenses and gain on sales of assets that are not included in segment operating income and not used to evaluate segment performance. For more details about items included in unallocated corporate expenses, see Note 22, *Business Restructuring and Assets Impairment* and Note 20, *Sales of Assets* of the notes to the Company's consolidated financial statements included in Item 8 of this Form 10-K.

(4) Unallocated assets primarily include assets at the Company's headquarters.

(5) Unallocated capital expenditures primarily include capital expenditures related to the Company's headquarters.

(6) Unallocated depreciation and amortization primarily includes depreciation related to the Company's headquarters.

Below is certain Company-wide geographic data for the years ended December 31, 2025, 2024 and 2023:

(In thousands)		2025		2024		2023
Net sales [1]						
United States	$	1,299,993	$	1,202,822	$	1,312,866
France		211,452		173,165		202,038
Poland		148,942		162,118		171,889
United Kingdom		169,909		175,044		174,574
Brazil		156,239		135,341		124,661
Mexico		164,012		150,491		144,163
All other countries		181,567		181,293		195,577
Total	$	2,332,114	$	2,180,274	$	2,325,768
Long-lived assets [2]						
United States	$	1,028,791	$	1,026,637	$	1,007,337
Netherlands		89,469		77,628		80,335
Germany		39,275		36,768		41,878
Singapore		12,778		15,244		17,617
Brazil		34,061		30,484		39,512
China		21,852		22,841		25,704
United Kingdom		31,220		30,730		33,857
Mexico		59,385		57,485		73,449
All other countries		34,892		34,678		36,989
Total	$	1,351,723	$	1,332,495	$	1,356,678

(1) Net sales are attributed to countries based on the location of the Company legal entity making the sale.

(2) Includes net property, plant and equipment, goodwill and other intangible assets.

18. Earnings Per Share

Below is the computation of basic and diluted earnings per share for the years ended December 31, 2025, 2024 and 2023:

(In thousands, except per share amounts)		2025		2024		2023
Computation of Basic Earnings per Share						
Net income attributable to Stepan Company	$	46,895	$	50,370	$	40,204
Weighted-average number of shares outstanding		22,872		22,832		22,777
Basic earnings per share	$	2.05	$	2.21	$	1.77
Computation of Diluted Earnings per Share						
Net income attributable to Stepan Company	$	46,895	$	50,370	$	40,204
Weighted-average number of shares outstanding		22,872		22,832		22,777
Add weighted-average net shares from assumed exercise of options (under treasury share method) [1]		7		32		66
Add weighted-average net shares related to unvested stock awards (under treasury share method)		5		6		3
Add weighted-average net shares from assumed exercise of SARs (under treasury share method)		5		37		67
Add weighted-average contingently issuable net shares related to performance stock awards (under treasury share method)		1		24		33
Weighted-average shares applicable to diluted earnings		22,890		22,931		22,946
Diluted earnings per share	$	2.05	$	2.20	$	1.75

(1) Options/SARs to purchase 1,208,928, 888,726 and 672,485 shares of the Company's common stock were excluded from the computations of diluted earnings per share for the years ended December 31, 2025, 2024 and 2023, respectively. The options'/SARs' exercise prices were greater than the average market price for the Company's common stock and inclusion of the instruments would have had an antidilutive effect on the computations of earnings per share.

19. Accumulated Other Comprehensive Income (Loss)

Below is the change in the Company's accumulated other comprehensive income (loss) (AOCI) balance by component (net of income taxes) for the years ended December 31, 2025, 2024 and 2023:

(In thousands)		Foreign Currency Translation Adjustments		Defined Benefit Pension Plan Adjustments		Cash Flow Hedge Adjustments		Total
Balance at December 31, 2022	$	(156,835)	$	(19,079)	$	8,402	$	(167,512)
Other comprehensive income (loss) before reclassifications		40,423		(1,630)		(2,174)		36,619
Amounts reclassified from AOCI		—		301		(10)		291
Net current period other comprehensive income (loss)		40,423		(1,329)		(2,184)		36,910
Balance at December 31, 2023	$	(116,412)	$	(20,408)	$	6,218	$	(130,602)
Other comprehensive income (loss) before reclassifications		(59,390)		(5,888)		(1,249)		(66,527)
Amounts reclassified from AOCI		—		300		(9)		291
Net current period other comprehensive income (loss)		(59,390)		(5,588)		(1,258)		(66,236)
Balance at December 31, 2024	$	(175,802)	$	(25,996)	$	4,960	$	(196,838)
Other comprehensive loss before reclassifications		61,820		(1,250)		(2,960)		57,610
Amounts reclassified from AOCI		—		264		(10)		254
Net current period other comprehensive income (loss)		61,820		(986)		(2,970)		57,864
Balance at December 31, 2025	$	(113,982)	$	(26,982)	$	1,990	$	(138,974)

Amounts reclassified out of AOCI for the three years ended December 31, 2025, 2024 and 2023, is displayed below:

(In thousands)	Amounts Reclassified from AOCI [1]						Affected Line Item in Consolidated Statements of Income
	2025		2024		2023		
Amortization of defined pension items:							
Prior service cost	$	**(14)**	$	(10)	$	(10)	
Actuarial loss		**(342)**		(396)		(392)	
	$	**(356)**		(406)		(402)	Total before tax [2]
		92		106		101	Tax benefit
	$	**(264)**	$	(300)	$	(301)	Net of tax
Gains and losses on cash flow hedges:							
Foreign exchange contracts	$	**10**	$	9	$	10	Cost of sales
		10		9		10	Total before tax
		—		—		—	Tax benefit
	$	**10**	$	9	$	10	Net of tax
Total reclassifications for the period	$	**(254)**	$	(291)	$	(291)	Net of tax

(1) Amounts in parentheses denote expense to the Company's Consolidated Statements of Income.

(2) This component of accumulated other comprehensive income is included in the computation of net periodic benefit cost (see Note 13, *Postretirement Benefit Plans*, of the notes to the Company's consolidated financial statements for details regarding net periodic benefit costs for the Company's U.S. and U.K. defined benefit plans).

20. Sales of Assets

On May 27, 2025 Stepan Company announced that its subsidiary, Stepan Philippines Quaternaries, Inc. (SPQI), entered into an agreement to sell SPQI's manufacturing assets located in Bauan, Batangas, Philippines to Masurf, Inc., a subsidiary of Musim Mas Holdings Pte. Ltd. During the second and third quarters of 2025, the asset disposal group was presented on the line items Assets held for sale and Liabilities held for sales on the Condensed Consolidated Balance Sheets as of June 30, 2025 and September 30, 2025. On November 20, 2025 the Company announced that its subsidiary, SPQI, had successfully closed the sale of SPQI's manufacturing assets. As part of the transaction, SPQI entered into a tolling agreement with Masurf, Inc. to continue to serve its customers in Southeast Asia and support growth opportunities in this region. The Company sold these assets for $11,500,000. The asset disposal group was mostly comprised of $3,753,000 in property, plant and equipment (net) and $1,707,000 in prepaid assets, mostly supplies and parts. The Company recognized a $5,144,000 of pre-tax gain on the sale of assets. The gain was not included in Segment operating results and is recorded on the Gain on sales of assets line of the Consolidated Statements of Income for the year ended December 31, 2025. See Note 17, *Segment Reporting,* of the notes to the Company's consolidated financial statements (included in Item 8 of this Form 10-K) for additional details.

In December 2025, the Company announced that it sold its assets located in Lake Providence, Louisiana. The Company sold these assets (Lake Providence plant site) for $15,087,000 and recognized a $10,751,000 pre-tax gain. The assets disposal group was mostly comprised of $3,500,000 of property, plant and equipment. The gain was not included in Segment operating results and is recorded on the Gain on sales of assets line of the Consolidated Statements of Income for the year ended December 31, 2025. See Note 17, *Segment Reporting,* of the notes to the Company's consolidated financial statements (included in Item 8 of this Form 10-K) for additional details.

Transactions listed above were the result of the Company's ongoing optimization efforts and focus on core growth opportunities.

21. Revenue from Contracts with Customers

The Company deems a contract with a customer to exist when a purchase order is received from a customer for a specified quantity of product or products and the Company acknowledges receipt of such purchase order. In some instances, the Company has entered into manufacturing supply agreements with customers but these agreements typically do not bind a customer to any purchase volume requirements and thus an obligation is not created until the customer submits a purchase order to the Company. The Company's contracts typically have a single performance obligation that is satisfied at the time product is shipped and control passes to the customer. For a small portion of the business, performance obligations are deemed satisfied when product is delivered to a customer location.

As of December 31, 2025, the Company had $218,000 of contract liabilities and no contract assets. A contract liability would typically arise when an advance or deposit is received from a customer before the Company recognizes revenue. In practice, this is rare as it would require a customer to make a payment prior to a performance obligation being satisfied. When such situations do arise, the Company maintains a deferred revenue liability until the time a performance obligation has been satisfied. The Company recognized $689,000 of revenue in 2025 from pre-existing contract liabilities at December 31, 2024.

In addition, during 2020 the Company recorded $10,709,000 of long-term deferred revenue associated with a payment received to defray the cost of capital expenditures necessary to service a customer's future product needs. On December 31, 2025, $2,216,000 was classified as long-term and $2,216,000 was classified as short-term. This deferred revenue will be recognized over the period of the contract and $6,277,000 of revenue has been recognized from the beginning of the contract term through December 31, 2025.

The tables below provide a geographic disaggregation of net sales for the years ended December 31, 2025, 2024 and 2023. The Company's business segmentation by geographic region most effectively captures the nature and economic characteristics of the Company's revenue streams impacted by economic factors.

		2025						
(In thousands)	Surfactants		Polymers		Specialty Products		Total	
Geographic Market								
North America	$	954,055	$	314,474	$	68,542	$	1,337,071
Europe		306,994		223,317		12,510		542,821
Latin America		357,053		842		602		358,497
Asia		47,881		45,844		—		93,725
Total	$	1,665,983	$	584,477	$	81,654	$	2,332,114

		2024						
(In thousands)	Surfactants		Polymers		Specialty Products		Total	
Geographic Market								
North America	$	894,105	$	289,777	$	55,723		1,239,605
Europe		263,841		246,529		7,155		517,525
Latin America		319,438		1,279		376		321,093
Asia		54,731		47,320		—		102,051
Total	$	1,532,115	$	584,905	$	63,254	$	2,180,274

		2023						
(In thousands)	Surfactants		Polymers		Specialty Products		Total	
Geographic Market								
North America	$	949,218	$	338,979	$	66,802		1,354,999
Europe		289,010		259,491		13,414		561,915
Latin America		304,870		1,112		262		306,244
Asia		59,721		42,889		—		102,610
Total	$	1,602,819	$	642,471	$	80,478	$	2,325,768

22. Business Restructuring and Assets Impairment

2023 Restructuring

During the third quarter of 2023 the Company recorded a $5,530,000 restructuring reserve associated with a voluntary early retirement program. This program was offered to eligible employees at the Company's corporate headquarters and global technology center to reduce costs. During the fourth quarter of 2023, the Company recognized an additional $2,883,000 of restructuring expense associated with workforce productivity measures to reduce costs. In addition, the Company also recognized $3,164,000 of asset impairment charges in the fourth quarter of 2023. These asset impairment charges primarily relate to assets that are no longer in use and to the write-off of engineering and design costs associated with projects the Company no longer deems viable. All of the restructuring charges described above were excluded from Segment operating results and are recorded on the Business restructuring and assets impairment line item of the Consolidated Statements of Income for the year ended December 31, 2023. Payments during 2024 and 2025 related to the restructuring were immaterial, and no additional payments are expected. See Note 17, *Segment*

Reporting, of the notes to the Company's consolidated financial statements (included in Item 8 of this Form 10-K) for additional details.

<u>2016 Restructuring</u>

During 2016, the Company shut down its Longford Mills, Ontario, Canada (Longford Mills) manufacturing facility, a part of the Surfactant reportable segment. The Company recognized restructuring expenses of $391,000 in 2023. The restructuring charges described above were excluded from Segment operating results and are recorded on the Business restructuring and assets impairment line item of the Consolidated Statements of Income for the year ended December 31, 2023. The Company does not expect any additional restructuring expenses related to Longford Mills. See Note 17, *Segment Reporting,* of the notes to the Company's consolidated financial statements (included in Item 8 of this Form 10-K) for additional details.

23. Noncash Investing and Financing Activities

Noncash investing activities included liabilities (accounts payable) incurred for property, plant and equipment expenditures of approximately $18,143,000, $17,275,000, and $16,222,000 that were unpaid at December 31, 2025, 2024 and 2023, respectively. Noncash financing activities included 142,268 shares of the Company's common stock (valued at $8,297,000), 124,379 shares of the Company's common stock (valued at $11,011,000) and 103,745 shares of the Company's common stock (valued at $10,916,000) issued in connection with the Company's equity incentive compensation plan in 2025, 2024 and 2023, respectively.

24. Other Matter

On July 18, 2024, the Company determined that one of its subsidiaries in Asia had been the victim of a criminal social engineering scheme which resulted in fraudulently induced outbound payments. The Company immediately launched an investigation, led by outside counsel, to determine the full extent of the fraud scheme and related potential exposure. The Company initiated contact with its banks and law enforcement authorities in an effort to, among other things, recover the transferred funds. To date, the Company has not found any evidence of additional fraudulent activity. The investigation is now closed and the Company has confirmed this was an isolated and contained event. This incident did not result in any unauthorized access to the Company's information systems or any confidential customer information or other data that the Company maintains. The Company recognized pre-tax charges of $6,800,000 for the twelve months ended December 31, 2024. The charges were recorded on the Administrative Expenses line on the Consolidated Statements of Income for the twelve months ended December 31, 2024. These charges were not allocated to any of the Company's three reportable segments. This incident did not have a material impact on the Company's business, financial position, results of operations and cash flow.

25. Subsequent Event

During February 2026, the Company's Board of Directors approved plans to shut down the Company's Fieldsboro, New Jersey site and decommission select assets at its Elwood, Illinois (Millsdale) and Stalybridge, U.K. facilities during the first half of 2026. All of these assets relate to the Surfactant reportable segment. The Company plans to consolidate operations impacted into the Company's existing network, improving its asset utilization and reducing its fixed cost basis, while maintaining ongoing supply for its customers. Total restructuring expenses related to these asset shutdowns are expected to approximate $70,000,000 to $80,000,000 in 2026. Restructuring costs will include asset write-downs, decommissioning costs and other related expenses.

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

None

Item 9A. Controls and Procedures

a. Evaluation of Disclosure Controls and Procedures

We have conducted an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures, as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), as of December 31, 2025. Based on this evaluation of our disclosure controls and procedures, our Chief Executive Officer and our Chief Financial Officer have concluded that our disclosure controls and procedures were effective as of December 31, 2025, such that the information required to be disclosed in our Securities and Exchange Commission reports is recorded, processed, summarized and reported within the time periods specified by the rules and forms of the Exchange Act and is accumulated and communicated to management, including our Chief Executive Officer and our Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosures.

b. Management's Annual Report on Internal Control over Financial Reporting

The management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting. The Company's internal control system was designed to provide reasonable assurance to the Company's management and board of directors regarding the preparation and fair presentation of published financial statements.

All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

The Company's management assessed the effectiveness of the Company's internal control over financial reporting as of December 31, 2025. In making this assessment, it used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control – Integrated Framework (2013). Based on our assessment we believe that, as of December 31, 2025, the Company's internal controls over financial reporting were effective based on those criteria.

The Company's independent registered public accounting firm that audited the financial statements included in this Form 10-K has issued an attestation report on the Company's internal control over financial reporting. This report follows:

c. Report of Independent Registered Public Accounting Firm

To the stockholders and the Board of Directors of Stepan Company

Opinion on Internal Control over Financial Reporting

We have audited the internal control over financial reporting of Stepan Company and subsidiaries (the "Company") as of December 31, 2025, based on criteria established in *Internal Control — Integrated Framework* (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2025, based on criteria established in *Internal Control – Integrated Framework (2013)* issued by COSO.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated financial statements as of and for the year ended December 31, 2025, of the Company and our report dated February 26, 2026 expressed an unqualified opinion on those financial statements.

Basis for Opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in

all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ Deloitte & Touche LLP
DELOITTE & TOUCHE LLP

Chicago, Illinois
February 26, 2026

d.   Changes in Internal Control Over Financial Reporting

There were no changes in the Company's internal controls over financial reporting (as defined in Rule 13a-15(f) under the Exchange Act) that occurred during the quarter ended December 31, 2025, that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 9B. Other Information

Insider Trading Arrangements

During the three months ended December 31, 2025, no director or officer of the Company adopted or terminated a "Rule 10b5-1 trading arrangement" or "non-Rule 10b5-1 trading arrangement," as each term is defined in Item 408(a) of Regulation S-K.

Item 9C. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

Not applicable.

PART III

Item 10. Directors, Executive Officers and Corporate Governance

(a) Directors

All information required by this Item will be included in the Company's Proxy Statement for the Annual Meeting of Stockholders expected to be held April 28, 2026 (the "2026 Proxy Statement") and is incorporated by reference herein.*

(b) Executive Officers

See "Information About our Executive Officers" in Part I above for identification of the Company's executive officers. All information required by this Item will be included in the 2026 Proxy Statement and is incorporated by reference herein.

(c) Delinquent Section 16(a) Reports

All information required by this Item will be included in the 2026 Proxy Statement and is incorporated by reference herein.

(d) Audit Committee Financial Expert

All information required by this Item will be included in the 2026 Proxy Statement and is incorporated by reference herein.

(e) Code of Conduct

All information required by this Item will be included in the 2026 Proxy Statement and is incorporated by reference herein.

(f) Insider Trading Policy

All information required by this Item will be included in the 2026 Proxy Statement and is incorporated by reference herein. A copy of our Insider Trading Policy is filed as Exhibit 19 to this Annual Report on Form 10-K.

Item 11. Executive Compensation

All information required by this Item will be included in the 2026 Proxy Statement and is incorporated by reference herein.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

All information required by this Item will be included in the 2026 Proxy Statement and is incorporated by reference herein.

Item 13. Certain Relationships and Related Transactions, and Director Independence

All information required by this Item will be included in the 2026 Proxy Statement and is incorporated by reference herein.

Item 14. Principal Accountant Fees and Services

All information required by this Item will be included in the 2026 Proxy Statement and is incorporated by reference herein.

Except for information or data specifically incorporated herein by reference under Items 10 through 14, other information and data appearing in the 2026 Proxy Statement are not deemed to be a part of this Annual Report on Form 10-K or deemed to be filed with the SEC as part of this report.

PART IV

Item 15. Exhibits and Financial Statement Schedules

(a)(1)(2) Financial Statements and Financial Statement Schedules

See Item 8 for the Consolidated Financial Statements and supplementary data included in this Form 10-K.

(a)(3)   Exhibits

See the following List of Exhibits:

Exhibit No.	Description
3.1	Restated Certificate of Incorporation of Stepan Company, filed October 21, 2013, with the State of Delaware (filed with the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 2013 (File No. 001-4462), and incorporated herein by reference)
3.2	Amended and Restated Bylaws of Stepan Company (Amended as of October 22, 2019) (filed with the Company's Quarterly Report on Form 10-Q filed on October 30, 2019 (File No. 001-4462), and incorporated herein by reference)
4.1	Description of the Company's Common Stock (filed with the Company's Annual Report on form 10-K for the year ended December 31, 2019 (File No. 001-4462), and incorporated herein by reference)
10.1	Settlement Agreement, dated November 12, 2004, by and between the United States and the Company (filed with the Company's Current Report on Form 8-K filed on November 18, 2004 (File No. 001-4462), and incorporated herein by reference)
10.2+	Stepan Company Supplemental Savings and Investment Retirement Plan (Amended and Restated Effective as of January 1, 2019) (filed with the Company's Quarterly Report on Form 10-Q filed on October 30, 2019 (File No. 001-4462), and incorporated herein by reference)
10.3+	Stepan Company 2011 Incentive Compensation Plan (filed with the Company's Definitive Proxy Statement on Schedule 14A filed on March 31, 2011 (File No. 001-4462), and incorporated herein by reference)
10.4+	Form of Non-Qualified Stock Option Agreement under the Stepan Company 2011 Incentive Compensation Plan (filed with the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 2011 (File No. 001-4462), and incorporated herein by reference)
10.5+	Form of Stock Appreciation Rights Agreement under the Stepan Company 2011 Incentive Compensation Plan (filed with the Company's Current Report on Form 8-K filed on February 23, 2015 (File No. 001-4462), and incorporated herein by reference)
10.6+	Form of Non-Qualified Stock Option Agreement under the Stepan Company 2011 Incentive Compensation Plan (filed with the Company's Annual Report on Form 10-K for the year ended December 31, 2016 (File No. 001-4462), and incorporated herein by reference)
10.7+	Form of Stock Appreciation Rights Agreement under the Stepan Company 2011 Incentive Compensation Plan (filed with the Company's Annual Report on Form 10-K for the year ended December 31, 2016 (File No. 001-4462), and incorporated herein by reference)
10.8+	First Amendment to the Stepan Company 2011 Incentive Compensation Plan (filed with the Company's Annual Report on Form 10-K for the year ended December 31, 2017 (File No. 001-4462), and incorporated herein by reference)
10.9+	Form of Non-Qualified Stock Option Agreement under the Stepan Company 2011 Incentive Compensation Plan (filed with the Company's Annual Report on Form 10-k for the year ended December 31, 2017 (File No. 001-4462), and incorporated herein by reference)
10.10+	Form of Performance Grant Agreement under the Stepan Company 2011 Incentive Compensation Plan (filed with the Company's Annual Report on Form 10-K for the year ended December 31, 2017 (File No. 001-4462), and incorporated herein by reference)

Exhibit No.	Description
10.11+	Form of Stock Appreciation Rights Agreement under the Stepan Company 2011 Incentive Compensation Plan (filed with the Company's Annual Report on Form 10-K for the year ended December 31, 2017 (File No. 001-4462), and incorporated herein by reference)
10.12+	Form of Stock Awards Agreement under the Stepan Company 2011 Incentive Compensation Plan (filed with the Company's Annual Report on Form 10-K for the year ended December 31, 2017 (File No. 001-4462), and incorporated herein by reference)
10.13+	Second Amendment to the Stepan Company 2011 Incentive Compensation Plan (filed with the Company's Current Report on Form 8-K filed on May 6, 2019 (File No. 001-4462), and incorporated herein by reference)
10.14+	Performance Award Deferred Compensation Plan (Effective January 1, 2008) (filed with the Company's Current Report on Form 8-K filed on October 24, 2008 (File No. 001-4462), and incorporated herein by reference)
10.15+	Stepan Company Directors Deferred Compensation Plan amended and restated as of January 1, 2012 (filed with the Company's Annual Report on Form 10-K for the year ended December 31, 2018 (File No. 001-4462), and incorporated herein by reference)
10.16+	Management Incentive Plan (As Amended and Restated Effective January 1, 2025) (filed with the Company's Annual Report on Form 10-K for the year ended December 31, 2024 (File No. 001-4462), and incorporated herein by reference)
10.17+	Stepan Company 2022 Equity Incentive Compensation Plan (filed with the Company's Current Report on Form 8-K filed on May 3, 2022 (File No. 001-04462), and incorporated herein by reference)
10.18+	Form of Appreciation Rights Agreement under the Stepan Company 2022 Equity Incentive Compensation Plan (filed with the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 2023 (File No. 001-4462), and incorporated herein by reference)
10.19+	Form of Nonqualified Stock Option Agreement under the Stepan Company 2022 Equity Incentive Compensation Plan (filed with the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 2023 (File No. 001-4462), and incorporated herein by reference)
10.20+	Form of Performance Shares Agreement under the Stepan Company 2022 Equity Incentive Compensation Plan (filed with the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 2023 (File No. 001-4462), and incorporated herein by reference)
10.21+	Form of Restricted Stock Units Agreement under the Stepan Company 2022 Equity Incentive Compensation Plan (filed with the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 2023 (File No. 001-4462), and incorporated herein by reference)
10.22+	Form of Performance Shares Agreement under the Stepan Company 2022 Equity Incentive Compensation Plan (filed with the Company's Annual Report on Form 10-K for the year ended December 31, 2023 (File No. 001-4462), and incorporated herein by reference)
10.23	Note Purchase Agreement, dated as of July 10, 2015, regarding 3.95% Senior Notes Due July 10, 2027 (filed with the Company's Current Report on Form 8-K filed on July 13, 2015 (File No. 001-4462), and incorporated herein by reference)
10.24	First Amendment, dated as of January 30, 2018, to the Note Purchase Agreement dated as of July 10, 2015 among Stepan Company and the noteholders party thereto (filed with the Company's Current Report on Form 8-K filed on February 2, 2018 (File No. 001-4462) and incorporated herein by reference)
10.25	Second Amendment, dated as of September 29, 2023, to the Note Purchase Agreement dated as of July 10, 2015 among Stepan Company and the noteholders party thereto (filed with the Company's Current Report on Form 8-K filed on September 29, 2023 (File No. 001-4462) and incorporated herein by reference)
10.26	Stock and Asset Purchase Agreement, dated as of January 29, 2021, by and among Arteva Specialties B.V., INV Performance Surfaces, LLC, INVISTA Textiles (U.K.) Limited, INV Management Services, LLC, Stepan Company, Stepan U.K. Limited and Stepan Holdings Netherlands B.V. (filed with the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 2021 (File No. 001-4462), and incorporated herein by reference)

Exhibit No.	Description
10.27	Note Purchase and Private Shelf Agreement dated as of June 10, 2021 by and among Stepan Company, PGIM, Inc. and the purchasers thereto (filed with the Company's Current Report on Form 8-K filed on June 14, 2021 (File No. 001-4462), and incorporated herein by reference)
10.28	Subsidiary Guaranty dated as of June 10, 2021, by and between Stepan Specialty Products, LLC and Stepan Surfactants Holdings, LLC relating to the Note Purchase and Private Shelf Agreement dated as of June 10, 2021, by and among Stepan Company, PGIM, Inc. and the purchasers thereto (filed with the Company's Current Report on Form 8-K filed on June 14, 2021 (File No. 001-4462), and incorporated herein by reference)
10.29	First Amendment, dated as of September 29, 2023, to the Note Purchase and Private Shelf Agreement dated as of June 10, 2021 by and among Stepan Company, PGIM, Inc. and the purchasers thereto (filed with the Company's Current Report on Form 8-K filed on September 29, 2023 (File No. 001-4462) and incorporated herein by reference)
10.30	Second Amendment, dated as of August 27, 2024, to the Note Purchase and Private Shelf Agreement dated as of June 10, 2021, by and among Stepan Company, PGIM, Inc. and the purchasers thereto (filed with the Company's Current Report on Form 8-K filed on August 28, 2024 (File No. 001-4462), and incorporated herein by reference)
10.31	Note Purchase and Master Note Agreement dated as of June 10, 2021, by and among Stepan Company, NYL Investors LLC and the purchasers thereto (filed with the Company's Current Report on Form 8-K filed on June 14, 2021 (File No. 001-4462), and incorporated herein by reference)
10.32	Subsidiary Guaranty dated as of June 10, 2021, by and between Stepan Specialty Products, LLC and Stepan Surfactants Holdings, LLC relating to the Note Purchase and Master Note Agreement dated as of June 10, 2021, by and among Stepan Company, NYL Investors LLC and the purchasers thereto (filed with the Company's Current Report on Form 8-K filed on June 14, 2021 (File No. 001-4462), and incorporated herein by reference)
10.33	First Amendment, dated as of September 29, 2023, to the Note Purchase and Master Note Agreement dated as of June 10, 2021 by and among Stepan Company, NYL Investors LLC and the purchasers thereto (filed with the Company's Current Report on Form 8-K filed on September 29, 2023 (File No. 001-4462) and incorporated herein by reference)
10.34	Second Amendment, dated as of August 27, 2024, to the Note Purchase and Master Note Agreement dated as of June 10, 2021, by and among Stepan Company, NYL Investors LLC and the purchasers thereto (filed with the Company's Current Report on Form 8-K filed on August 28, 2024 (File No. 001-4462), and incorporated herein by reference)
10.35	Credit Agreement, dated as of June 24, 2022, among Stepan Company, the foreign subsidiary borrowers from time to time party thereto, the lenders from time to time party thereto, JPMorgan Chase Bank, N.A., as administrative agent, Bank of America, N.A., as syndication agent, and JPMorgan Chase Bank, N.A. and BofA Securities, Inc., as joint lead arrangers and joint bookrunners (filed with the Company's Current Report on Form 8-K filed on June 27, 2022 (File No. 001-04462), and incorporated herein by reference)
10.36	Amendment No. 1 to Credit Agreement, dated as of September 29, 2023, among Stepan Company, the foreign subsidiary borrowers from time to time party thereto, the lenders from time to time party thereto, and JPMorgan Chase Bank, N.A., as administrative agent (filed with the Company's Current Report on Form 8-K filed on September 29, 2023 (File No. 001-4462) and incorporated herein by reference)
10.37+	Performance Shares Agreement, dated January 10, 2025, between Luis E. Rojo and Stepan Company (filed with the Company's Annual Report on Form 10-K for the year ended December 31, 2024 (File No. 001-4462), and incorporated herein by reference)
10.38+	Restricted Stock Units Agreement, dated January 10, 2025, between Luis E. Rojo and Stepan Company (filed with the Company's Annual Report on Form 10-K for the year ended December 31, 2024 (File No. 001-4462), and incorporated herein by reference)
10.39+	Restricted Stock Units Agreement, dated December 16, 2024, between Robert J. Haire, Jr. and Stepan Company (filed with the Company's Annual Report on Form 10-K for the year ended December 31, 2024 (File No. 001-4462), and incorporated herein by reference)

Exhibit No.	Description
10.40+	Retention Award Letter, dated January 21, 2025, between Robert J. Haire, Jr. and Stepan Company (filed with the Company's Annual Report on Form 10-K for the year ended December 31, 2024 (File No. 001-4462), and incorporated herein by reference)
10.41+	Stepan Company 2022 Equity Compensation Plan (As Amended and Restated Effective April 29, 2025) (filed with the Company's Current Report on Form 8-K filed on May 5, 2025 (File No. 001-4462), and incorporated herein by reference)
10.42+	Stepan Company Key Executive Severance Benefit Plan (filed with the Company's Current Report on Form 8-K filed on November 28, 2025 (File No. 001-4462), and incorporated herein by reference)
19	Insider Trading Policy (filed with the Company's Annual Report on Form 10-K for the year ended December 31, 2024 (File No. 001-4462), and incorporated herein by reference)
21*	Subsidiaries of the Registrant at December 31, 2025
23*	Consent of Independent Registered Public Accounting Firm
24*	Power of Attorney
31.1*	Certification of President and Chief Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
31.2*	Certification of Chief Financial Officer (Principal Financial Officer) to Section 302 of the Sarbanes-Oxley Act of 2002
32**	Certification of President and Chief Executive Officer (Principal Executive Officer) and Chief Financial Officer (Principal Financial Officer) pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
97	Clawback Policy (filed with the Company's Annual Report on Form 10-K for the year ended December 31, 2023 (File No. 001-4462), and incorporated herein by reference)
101.INS	Inline XBRL Instance Document - the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the inline XBRL document
101.SCH	Inline XBRL Taxonomy Extension Schema with Embedded Linkbases Document
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)

* Filed herewith
** Furnished herewith
+ Management contract or compensatory plan

Item 16. Form 10-K Summary

None

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STEPAN COMPANY

By: /s/ Ruben D. Velasquez

Ruben D. Velasquez
Vice President and Chief Financial Officer

February 26, 2026

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

/s/ F. Quinn Stepan, Jr.	Chairman and Director	February 26, 2026
F. Quinn Stepan, Jr.		
/s/ Luis E. Rojo	President and Chief Executive Officer and Director	February 26, 2026
Luis E. Rojo	(Principal Executive Officer)	
/s/ Ruben D. Velasquez	Vice President and Chief Financial Officer	February 26, 2026
Ruben D. Velasquez	(Principal Financial and Accounting Officer)	
/s/ Lorinda A. Burgess	Director	February 26, 2026
Lorinda A. Burgess		
/s/ Randall S. Dearth	Director	February 26, 2026
Randall S. Dearth		
/s/ Joaquin Delgado	Director	February 26, 2026
Joaquin Delgado		
/s/ Susan M. Lewis	Director	February 26, 2026
Susan M. Lewis		
/s/ Jan Stern Reed	Director	February 26, 2026
Jan Stern Reed		
/s/ Corning Painter	Director	February 26, 2026
Corning Painter		

Ruben D. Velasquez, pursuant to powers of attorney executed by each of the directors and officers listed above, does hereby execute this report on behalf of each of such directors and officers in the capacity in which the name of each appears above.

February 26, 2026   /s/ Ruben D. Velasquez

Ruben D. Velasquez

Exhibit 21

SUBSIDIARIES OF THE REGISTRANT

Subsidiary	Jurisdiction of Organization
North Pier Insurance Company	United States
Stepan Asia Pte. Ltd.	Singapore
Stepan Canada Sales Inc.	Canada
Stepan CDMX, S. de R.L. de C.V.	Mexico
Stepan Chemical (Nanjing) Co., Ltd.	China
Stepan Chemical (Shanghai) Co., Ltd.	China
Stepan Colombia S.A.S.	Colombia
Stepan Deutschland GmbH	Germany
Stepan Europe S.A.S.	France
Stepan Holdings Asia Pte. Ltd.	Singapore
Stepan Holdings, LLC	United States
Stepan Holdings Netherlands B.V.	Netherlands
Stepan (India) Private Limited	India
Stepan Mexico Holdings, LLC	United States
Stepan Mexico, S.A. de C.V.	Mexico
Stepan (Nanjing) Chemical R&D Co., Ltd.	China
Stepan Netherlands B.V.	Netherlands
Stepan Philippines, Inc.	Philippines
Stepan Philippines Quaternaries, Inc.	Philippines
Stepan Poland Sp. z o.o.	Poland
Stepan Polska Sp. z o.o.	Poland
Stepan Química Argentina S.R.L.	Argentina
Stepan Química Ltda.	Brazil
Stepan Specialty Products B.V.	Netherlands
Stepan Specialty Products, LLC	United States
Stepan Surfactants Holdings, LLC	United States
Stepan UK Limited	United Kingdom

Exhibit 23

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statement Nos. 033-286819, 333-57189, 333-39938, 333-133588, 333-173878, and 333-264477 on Form S-8 of our reports dated February 26, 2026, relating to the financial statements of Stepan Company and the effectiveness of Stepan Company's internal control over financial reporting appearing in this Annual Report on Form 10-K for the year ended December 31, 2025.

/s/ Deloitte & Touche LLP
DELOITTE & TOUCHE LLP

Chicago, Illinois
February 26, 2026

Exhibit 24

<u>POWER OF ATTORNEY</u>

Each of the undersigned hereby appoints Ruben D. Velasquez and Luis E. Rojo and each of them individually, the true and lawful attorney or attorneys of the undersigned, with substitution and resubstitution, to execute in his or her name, place and stead in his or her capacity as an officer or director or both of Stepan Company, a Delaware corporation, the Annual Report on Form 10-K under the Securities Exchange Act of 1934 for the year ended December 31, 2025, and any amendments or supplements thereto, and all instruments necessary or incidental in connection therewith, and to file or cause to be filed such Annual Report and related documents with the Securities and Exchange Commission. Each of said attorneys shall have full power and authority to do and perform, in the name and on behalf of the undersigned, every act whatsoever necessary or desirable to be done in the premises, as fully as all intents and purposes of the undersigned could do in person. The undersigned hereby ratifies and approves the actions of said attorneys and each of them.

    IN WITNESS WHEREOF, the undersigned has executed this Power of Attorney on this day of February 26, 2026.

/s/ F. Quinn Stepan, Jr.
F. Quinn Stepan, Jr.

/s/ Luis E. Rojo
Luis E. Rojo

/s/ Ruben D. Velasquez
Ruben D. Velasquez

/s/ Lorinda A. Burgess
Lorinda A. Burgess

/s/ Randall S. Dearth
Randall S. Dearth

/s/ Joaquin Delgado
Joaquin Delgado

/s/ Susan M. Lewis
Susan M. Lewis

/s/ Corning Painter
Corning Painter

/s/ Jan Stern Reed
Jan Stern Reed

Exhibit 31.1

**CERTIFICATION OF PRESIDENT AND CHIEF EXECUTIVE OFFICER
PURSUANT TO EXCHANGE ACT RULE 13a-14(a)/15d-14(a)**

I, Luis E. Rojo, certify that:

1. I have reviewed this annual report on Form 10-K of Stepan Company;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

    (a) designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

    (b) designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

    (c) evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

    (d) disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

    (a) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

    (b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: February 26, 2026

/s/ Luis E. Rojo
Luis E. Rojo
President and Chief Executive Officer

Exhibit 31.2

CERTIFICATION OF CHIEF FINANCIAL OFFICER
PURSUANT TO EXCHANGE ACT RULE 13a-14(a)/15d-14(a)

I, Ruben D. Velasquez, certify that:

1. I have reviewed this annual report on Form 10-K of Stepan Company;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

    (a) designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

    (b) designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

    (c) evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

    (d) disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

    (a) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

    (b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: February 26, 2026

/s/ Ruben D. Velasquez

Ruben D. Velasquez
Vice President and Chief Financial Officer

Exhibit 32

CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of Stepan Company (the "Company") on Form 10-K for the fiscal year ended December 31, 2025, as filed with the Securities and Exchange Commission on the date hereof (the "Report"), each of the undersigned officers of the Company certifies, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that, to such officer's knowledge:

1.   The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

2.   The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company as of the dates and for the periods expressed in the Report.

Date: February 26, 2026

/s/ Luis E. Rojo
Name: Luis E. Rojo
Title: President and Chief Executive Officer

/s/ Ruben D. Velasquez
Name: Ruben D. Velasquez
Title: Vice President and Chief Financial Officer

The foregoing certification is being furnished solely pursuant to 18 U.S.C. Section 1350 and is not being filed as part of the Report or as a separate disclosure document.

Departmental Vice Presidents

Ethics and Compliance
David B. Mattingly
Vice President, Chief Compliance and Risk Officer

Finance
Matthew J. Eaken
Vice President and Corporate Controller

Information Technology
Joseph Whitney
Vice President, Information Technology

Legal
Kamel Aranki
Vice President, Deputy General Counsel and Assistant Secretary

Polymers
Mike Coogan
Vice President, Americas Polymers
Roger Stubbs
Vice President, Europe

Procurement
Jeff Hempfling
Vice President, Procurement

Research and Development
Jim Faunce, PhD
Vice President, Global Quality and
Regional Product Development
Dave Norberg
Vice President, Global Polymers R&D

Supply Chain
Daniel Bertholf
Vice President, Strategic Planning, Platform
and Asset Management
Leandro Sab Cassola
Vice President, North America Manufacturing
Wojciech Mazurek
Vice President, Europe and Asia Supply Chain
Stefan Svensson
Vice President, Global Environmental, Health, Safety and Security

Surfactants
David Allen
Vice President, Global Crop Productivity
Eduardo Lopes Do Couto
Vice President Sales, Americas
Cassandra Fricke
Vice President, Global Sales & Channel Growth
Adriano Galimberti
Vice President and General Manager, North America
Philippe Nastasi
Vice President, European Surfactants
Robin Weitkamp
Vice President, Surfactant Commercial Development

Corporate Information

Independent Registered Public Accounting Firm

Deloitte & Touche LLP, Chicago, Illinois

Transfer Agent and Registrar

Computershare
P.O. Box 43006
Providence, RI 02940-3006
877-373-6374

Contact the Transfer Agent and Registrar concerning dividends, transfer of ownership or other matters pertaining to your stock.

Stock Listing

New York Stock Exchange: SCL

Investor Relations

Ruben Velasquez
Vice President & Chief Financial Officer
Phone: 847-446-7500

Form 10-K

Copies of the Company's annual report on Form 10-K, filed with the Securities and Exchange Commission, will be available without charge to stockholders and interested parties upon written request to the Secretary of the Company or on our website at www.stepan.com.

Annual Meeting

The 2026 Annual Meeting of the Stockholders of the Company will be held at 9:00 a.m., Tuesday, April 28, 2026, at the Company's headquarters in Northbrook, Illinois.

Corporate Governance

The Company's Corporate Governance Guidelines and Code of Conduct are provided on our website at www.stepan.com within the Investors section of the site. Our website also provides contact information for the Company's Ethics Hotline, which allows employees, stockholders and other interested parties to communicate with the Company (on an anonymous basis, if desired) through an independent third party hotline by telephone or online.

Design

Big Pivot Partners



Northbrook, IL 60062
847.446.7500

stepan.com

Headquarters

Northbrook, Illinois, USA – Corporate Headquarters
Northfield, Illinois, USA – Global Technology Center

Manufacturing Locations

North America

Anaheim, California, USA
Columbus, Georgia, USA
Fieldsboro, New Jersey, USA
Maywood, New Jersey, USA
Millsdale (Elwood), Illinois, USA
Pasadena, Texas, USA
Wilmington, North Carolina, USA
Winder, Georgia, USA

Asia

Jurong Island, Singapore
Nanjing, China

Europe

Brzeg Dolny, Poland
Stalybridge, England, UK
Vlissingen, The Netherlands
Voreppe (Grenoble), France
Wesseling (Cologne), Germany

Latin America

Ecatepec, Mexico
Manizales, Colombia
Matamoros, Mexico
Salto, Brazil
Vespasiano, Brazil